Form 10-K, Exhibit 13
period 1993-12-31
QUAKER STATE CORP
filed 1994-03-23
CIK 81381

                                                                    EXHIBIT 13

Financial


MANAGEMENT'S DISCUSSION AND ANALYSIS
The consolidated financial statements and related notes (pages 22 to 35) and information about the company's operations in different segments included on page 20 should be read as an integral part of this review.

CONSOLIDATED REVIEW OF OPERATIONS
Quaker State reported net income of $13,702,000, or $.50 per share, in 1993 compared to a net loss of $93,848,000, or $3.45 loss per share, for 1992. The 1992 loss included several accounting adjustments totalling $102,300,000 which are discussed below. Net income in 1991 was $22,709,000, or $.84 per share, and included $7,170,000, or $.26 per share, the cumulative effect of adopting the Financial Accounting Standards Board (FASB) Standard No. 96.
    Income from continuing operations in 1993 of $13,702,000, or $.50 per share, improved 46% over the 1992 total of $9,393,000, or $.35 per share. This increase resulted primarily from a $9,396,000 improvement in operating profits at the company's vehicular lighting subsidiary, Truck-Lite Company, Inc., which experienced significant sales volume increases along with reduced operating costs. In addition, fast lube operating profits improved $4,287,000 primarily because 1992 results included a charge of $3,200,000 related to future Q Lube company store conversions. Higher corporate interest income also contributed to the improved 1993 results. These improvements were partially offset by operating profit declines in the motor oil and insurance segments. Increased promotion and advertising costs, a change in product sales mix and decreased motor oil volume negatively affected motor oil results. A litigation settlement at Heritage Insurance Group was partially offset by additional realized investment gains. Increased income taxes also negatively impacted 1993 income from continuing operations.
    The 1992 income from continuing operations declined 38% when compared to 1991 income of $15,130,000, or $.56 per share. This decrease resulted from lower 1992 refinery margins and increased advertising and promotion costs in the motor oil segment combined with increased manufacturing costs and unrecoverable development costs at Truck-Lite, partially offset by improved results in the insurance segment.
    Sales, operating and insurance revenues from continuing operations for 1993 were $759,166,000 compared to $724,392,000 in 1992 and $700,080,000 in 1991.
Increased sales, based on higher volumes, were recorded in 1993 and 1992 at Truck-Lite Company, Inc., and Heritage Insurance Group. An increase in the number of cars serviced and higher average ticket prices in 1992 raised fast lube revenues above 1991.
    The accounting adjustments included in the 1992 net loss and their financial impact were:
    o In December 1992, the company discontinued its coal operations. Accordingly, its operating results were segregated and reported as discontinued coal operations. A charge for the estimated loss on disposal of the coal operations of $37,700,000, net of income tax benefits of $22,700,000, was included in income from discontinued coal operations. (See Note 3 of Notes to Consolidated Financial Statements.)
    o Quaker State adopted FASB Standard No. 106, "Employers' Accounting For Postretirement Benefits Other Than Pensions," and Standard No. 109, "Accounting For Income Taxes," and recognized, as a cumulative effect as of January 1, 1992, the full amount of its estimated accumulated postretirement benefits obligation of $62,600,000, net of income tax benefits of $40,100,000. (See
Notes 11 and 12 of Notes to Consolidated Financial Statements.)
    o The company's fast lube subsidiary, Q Lube, Inc., recorded a charge of $2,000,000, net of income taxes of $1,200,000, to reserve for future replacement of signage and other assets impaired by the planned conversion of existing Minit-Lube stores to Q Lube facilities.

MOTOR OIL
Operating profits in the motor oil segment were $17,484,000 in 1993 compared to $23,336,000 in 1992, or a 25% decline. Several items contributed to the decline including: a 7% increase in promotion and advertising expenses, an 11% increase in freight costs related to a shift in the product sales mix to reflect a higher percentage of bulk motor oil sales, approximately $1,400,000 of LIFO inventory costs resulting from reduced inventory levels, an 8% drop in the average price of gasoline and fuel oil, a 2% decline in 1993 motor oil sales volume, and a charge of approximately $750,000 to close the St. Louis blending and warehouse facility.
    Revenues were $439,283,000 in 1993 compared to $441,005,000 in 1992. Slight increases in lube stock volume and automotive consumer product sales were offset by declines in the sale of gasoline, fuel oil, and excess crude oil.
    In 1992, operating profits declined 37% to $23,336,000 from $36,785,000 in 1991 because of lower refining margins and increased advertising and promotion costs. Refinery margins were negatively affected by a 20% decrease in average lube stock prices, a 6% decrease in average gasoline and fuel oil prices and a 7% increase in refinery operating costs. These items were partially offset by a 4% decrease in the average cost of crude oil delivered to the refinery. Advertising and promotion expenses, primarily related to brand motor oil, increased 20% over 1991. Also included in the 1992 operating results is $1,620,000 of additional expense related to implementing FASB Standard No. 106.
    Total motor oil revenues decreased $3,007,000 in 1992 from $444,012,000 in 1991 due to lower excess crude oil sales and reduced lube stock, gasoline and fuel oil prices partially offset by a small brand motor oil volume increase.

FAST LUBE
This segment reported a 1993 operating profit of $3,045,000 compared to an operating loss of $1,242,000 in 1992. The 1992 loss included an unusual charge of $3,200,000 representing the impairment of certain assets as a result of the planned conversion of existing Minit-Lube stores to Q Lube. Excluding the unusual item, operating profits were $1,958,000 in 1992. Revenues of $105,361,000 in 1993 were flat when compared to $104,398,000 in 1992 as total cars serviced and average ticket price remained about the same as 1992. The company's disposal of sixteen stores in unprofitable markets in the first quarter of 1993 and reduced operating expenses account for the improved 1993 operating profits.
    The 1992 operating profit of $1,958,000, excluding the unusual charge of $3,200,000, compared to an operating loss of $1,113,000 in 1991. Revenues increased 6% in 1992 from $98,508,000 in 1991. The increase in sales and the improvement in operating profits in 1992 resulted from a 3% increase in total cars serviced combined with a 4% increase in the average ticket price. The 1991 results also include an accrual of $1,600,000 representing the estimated cost for an environmental matter.

NATURAL GAS EXPLORATION AND PRODUCTION
Operating profits of $3,103,000 on revenues of $25,313,000 in 1993 compared to operating profits of $3,835,000 on revenues of $25,507,000 in 1992. The 19% decline in operating profits relates primarily to additional dry hole expense of approximately $700,000 in 1993 resulting from an increase in exploratory drilling. In 1993, natural gas volume and average sales price increased 3% and 2%, versus 1992, while crude oil volume and average sales price declined 4% and 8%. In January 1994, the Stagecoach natural gas pipeline extension was completed and placed in operation and is expected to increase the 1994 volume of natural gas transported to market by 15% to 20%.
    Operating profits of $3,835,000 in 1992 improved 39% from $2,762,000 in 1991 because natural gas sales volume increased 23%. The higher natural gas volume also accounted for a 5% increase in revenues to $25,507,000 in 1992 from $24,265,000 in 1991. The average sales price for a barrel of crude oil decreased 2% and the average natural gas price decreased 4% in 1992.

INSURANCE
Operating profits of $3,524,000 in 1993 were 43% below the 1992 total of $6,130,000. This decrease resulted from a charge of $9,950,000 to settle a lawsuit on appeal and was partially offset by increased realized investment gains of $7,060,000 and improved operating results. (See Note 5 of Notes to Consolidated Financial Statements.) The company also recorded a 1993 charge of $1,500,000 for unrecoverable deferred policy acquisition costs as a result of declining investment yields.
    Revenues in the insurance segment were $131,265,000 in 1993 or 14% higher than revenues of $115,163,000 in 1992. Earned premiums were $93,756,000 in 1993, an 8% increase over 1992 and primarily resulted from a 32% increase in casualty business earned premiums. Realized investment gains were $9,345,000 compared to $2,285,000 in 1992 and other income of $15,845,000 was 18% higher than last year and resulted from higher service contract fees earned in the warranty business.
    Operating profits more than doubled in 1992 to $6,130,000 compared to $3,012,000 in 1991. Insurance revenues increased 7%, from $107,465,000 in 1991, based primarily on improvements in earned premiums in the casualty and life businesses of 14% and 5%, respectively. Improved loss experience in credit life insurance and special indemnity policies contributed to reducing expenses as a percentage of earned premiums. These improvements were partially offset by a 23% ($696,000) reduction in realized investment gains.

TRUCK-LITE
The vehicular safety lighting subsidiary recorded an operating profit of $5,731,000 in 1993 compared to a loss of $3,665,000 in 1992. Revenues increased 26% to $80,776,000 from $63,878,000 in 1992 primarily resulting from volume increases in both the automotive and heavy-duty truck businesses. These volume improvements combined with manufacturing efficiencies and a 22% reduction in selling, general and administrative expenses account for the operating profit improvement. The 1992 operating loss included a $1,600,000 write-off of unrecoverable development costs.
    In 1992, revenues at Truck-Lite increased 28% to $63,878,000, from $49,896,000 while operating losses increased to $3,665,000, in 1992 from $323,000 in 1991. This increased loss occurred entirely in the automotive division as a result of manufacturing problems and the write-off for unrecoverable development costs. Revenue improvements were recorded in the automotive and heavy-duty businesses of 53% and 16%, respectively.

DOCKS
Operating profits at the dock operation were $1,138,000 on revenues of $2,955,000 in 1993 compared to operating profit of $2,137,000 on revenues of $5,319,000 in 1992. The sale of the domestic dock operations in December 1992 contributed to the decline in 1993 revenues and operating profits. In addition, a new long-term contract at the Canadian dock operation reduced revenues and operating profits in 1993.
    Revenues and operating profits in 1992 were approximately the same as 1991. There were no significant changes in dock operations throughout those two periods.

CORPORATE
Corporate income of $2,730,000 in 1993 includes $1,484,000 of interest income related to the supplemental payments from the December 30, 1992 sale of certain coal assets. (See Note 3 of Notes to Consolidated Financial Statements.) Also included is $1,120,000 of interest income related to an income tax refund received in 1993. Corporate expenses of $15,193,000 did not change significantly from the prior two years.

    Interest expense for 1993 remained relatively constant with 1992, as an increase in the average interest rates in 1993 was offset by lower total debt. Interest expense was higher in 1992 than in 1991 primarily due to higher average borrowings.
    The company's effective tax rate for continuing operations in 1993 increased to 15% from 7% in 1992 primarily due to higher earnings. In 1992 the effective tax rate declined to 7% from 34% in 1991 primarily due to lower earnings and additional tax credits. (See Note 11 of Notes to Consolidated Financial Statements.)

LIQUIDITY AND FINANCIAL CONDITION
Cash flow from operations was $47,235,000 in 1993 compared to $31,825,000 in 1992 and $43,394,000 in 1991. The increase in cash flow from operations in 1993 resulted from higher income from continuing operations, reductions in working capital requirements and changes in the insurance operations. Net cash used by discontinued coal activities in 1993 was approximately $10,000,000, and it is expected that additional cash will be required in 1994 for these activities.
    Investing activities used $28,912,000 in 1993. Capital expenditures were $29,760,000 in 1993 with 39% spent by motor oil, 37% spent by natural gas exploration and production, and 19% spent by fast lube. Proceeds from the sale of assets generated $8,002,000 with the sale of coal assets totalling $6,261,000. Investment activity at the Heritage Insurance Group used net cash of $7,154,000 on a higher level of investment trading. Capital expenditures for 1994 are anticipated to be $37,000,000 with 28% earmarked for further development of natural gas production properties and 26% allocated to fast lube to convert to new Q Lube stores.
    Financing activities required $44,043,000 which included dividends of $16,310,000, down from $21,720,000 in 1992 as a result of the reduction in dividends per share from 20 cents to 10 cents commencing with the third quarter dividend. Long-term debt was reduced by $27,956,000 with the proceeds received from the closure of the coal business in 1992 and 1993. Total debt at December 31, 1993, was $51,450,000 compared to $79,183,000 at December 31, 1992, with a debt to capital ratio of 21.4% and 29.3%. The company currently has $62,000,000 of unused lines of credit.
    Working capital, exclusive of insurance operations, at December 31, 1993, stood at $35,403,000 with a ratio of current assets to current liabilities of
1.34 to 1 compared to $74,911,000 and 1.57 to 1 at December 31, 1992.
    In May 1993, the FASB issued Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses the accounting and reporting for investments in equity securities that have readily determinable values and for investments in debt securities. This Standard must be implemented in the first quarter of 1994 and the company estimates the cumulative effect of this Standard will not have a material impact on its financial position and results of operations.

OTHER FINANCIAL INFORMATION
Stockholders' equity at December 31, 1993, was $188,750,000, or $6.93 per share, compared to $191,194,000, or $7.04 per share, at December 31, 1992. The market price of capital stock was $13.375 per share at December 31, 1993. The net deferred tax asset recorded on the balance sheet at December 31, 1993, of $57,008,000, will be realized either through the carryback provisions of the tax law or recovered in the future through existing levels of taxable income from continuing operations.
    During 1993, the effect of inflation had a minor impact on the company's results of operations and the carrying value of its assets and liabilities. Historically, the company has been able to meet the effects of inflation through increased productivity, adjustments to selling prices and cost controls.
    Federal, state, and local environmental laws continue to have an impact on the company's operations. Compliance with such laws has been accomplished without a material effect on the company's financial position and results of operations.
    In December 1993, the United States of America commenced a lawsuit against the company in the U.S. District Court for the Northern District of West Virginia. The complaint alleges the company violated the federal Resource Conservation and Recovery Act and the Clean Air Act at the Congo refinery on various dates starting in 1980 and seeks civil penalties as allowable under law not to exceed $25,000 per day for each violation. The company intends to vigorously defend this lawsuit. However, the ultimate outcome of this litigation cannot presently be determined.
    In addition, the company has been notified that it is a named or potentially responsible party in a number of government and private actions associated with environmental matters. The company anticipates some liability for long-term remediation or reclamation at formerly owned facilities including three refineries and various coal operations.
    While it is impossible at this time to determine with certainty the ultimate outcome of all environmental matters, the company has accrued for all items which are probable and can be reasonably estimated, and does not expect any material adverse effect on its financial position. However, it is possible that one or more of these matters may be decided against the company and could have a material impact on results of operations in that period.
    It is the company's strategy to be a world-class marketer of quality lubricants and lubricant services, to build and enhance lubricant services business, and to seek new lubricant businesses. The company will selectively expand globally and opportunistically exit non-core businesses.

SEGMENT INFORMATION

The company's operations are organized into six segments. Although the company renamed the motor oil and natural gas exploration and production segments in 1993, the operations included in these segments have not changed. In prior years the other segment included Truck-Lite Company, Inc., and dock operations. In 1993, the company has shown these operations as two separate business segments.
    The motor oil segment produces and markets lubricants and also sells related petroleum and automotive aftermarket products primarily to distributors and national and regional retailers. The fast lube segment is the fast service automobile oil change and lubrication business operated through company owned and franchised centers. The natural gas exploration and production segment (Natural gas E&P) owns interests in, explores for, develops and operates natural gas and crude oil properties. The insurance segment, through Heritage Insurance Group, engages in the business of credit life, accident and health and special indemnity insurance. Truck-Lite manufactures and sells automotive and heavy-duty truck safety lighting. The dock operations is a bulk material handling dock accessible to Lake Superior at Thunder Bay, Ontario, Canada.
    Operating profit is total segment revenues less segment expenses. Corporate income and expenses are those which are not directly related to the company's segments. Corporate assets consist principally of deferred tax assets, cash and cash equivalents and assets not identifiable with the operations of a segment.
    Intersegment sales are at market. The intersegment eliminations reflect an intercompany loan and related interest at 9%.
    The following segment information excludes the discontinued coal operations' revenues and operating profits. (See Note 3 of Notes to Consolidated Financial Statements.)

- - ----------------------------------------------------------------------
(in thousands)                      1993           1992          1991
- - ----------------------------------------------------------------------
REVENUES
Motor oil
 Lubricants                     $334,771       $327,872      $321,164
 Fuels                            48,351         53,651        56,198
 Other                            56,161         59,482        66,650
- - ----------------------------------------------------------------------
Total motor oil                  439,283        441,005       444,012
Fast lube                        105,361        104,398        98,508
Natural gas E&P                   25,313         25,507        24,265
Insurance                        131,265        115,163       107,465
Truck-Lite                        80,776         63,878        49,896
Docks                              2,955          5,319         5,551
INTERSEGMENT SALES               (25,787)       (30,878)      (29,617)
- - ----------------------------------------------------------------------
                                $759,166       $724,392      $700,080
======================================================================

The amounts for intersegment eliminations included in revenues are as follows:

- - ----------------------------------------------------------------------
(in thousands)                      1993           1992          1991
- - ----------------------------------------------------------------------
Motor oil                       $ 21,290       $ 21,950      $ 20,354
Natural gas E&P                    4,062          8,205         8,528
Insurance                            435            723           735
- - ----------------------------------------------------------------------
                                $ 25,787       $ 30,878      $ 29,617
======================================================================

- - ----------------------------------------------------------------------
(in thousands)                      1993           1992          1991
- - ----------------------------------------------------------------------
OPERATING PROFITS
Motor oil                       $ 17,484       $ 23,336      $ 36,785
- - ----------------------------------------------------------------------
Fast lube                          3,045          1,958        (1,113)
 Unusual item (Note 2)                --         (3,200)           --
- - ----------------------------------------------------------------------
                                   3,045         (1,242)       (1,113)
- - ----------------------------------------------------------------------
Natural gas E&P                    3,103          3,835         2,762
Insurance                          3,524          6,130         3,012
Truck-Lite                         5,731         (3,665)         (323)
Docks                              1,138          2,137         1,962
Intersegment eliminations           (435)          (723)         (735)
- - ----------------------------------------------------------------------
Total operating profits           33,590         29,808        42,350
- - ----------------------------------------------------------------------
Corporate income                   2,730            187           192
Interest expense                  (5,410)        (5,005)       (4,037)
Corporate expenses               (15,193)       (15,570)      (16,310)
Intersegment eliminations            435            723           735
- - ----------------------------------------------------------------------
Income from continuing
  operations before
  income taxes                  $ 16,152       $ 10,143      $ 22,930
======================================================================

IDENTIFIABLE ASSETS
Motor oil                       $144,687       $151,348      $153,075
Fast lube                        114,703        122,692       128,326
Natural gas E&P                   47,872         49,300        57,135
Insurance                        338,962        289,012       282,581
Truck-Lite                        33,433         37,501        40,161
Docks                              2,112          3,438         4,395
Discontinued coal operations       6,345         23,482        89,471
Intersegment eliminations         (4,000)        (6,000)       (9,000)
- - ----------------------------------------------------------------------
                                 684,114        670,773       746,144
Corporate                         99,563        122,047         5,352
- - ----------------------------------------------------------------------
                                $783,677       $792,820      $751,496
======================================================================

CAPITAL EXPENDITURES
Motor oil                       $ 11,459       $  7,523      $  8,586
Fast lube                          5,522          3,489         3,488
Natural gas E&P                   10,890          9,773        11,488
Truck-Lite                         1,884          1,583         2,910
Docks                                  5            135            58
Discontinued coal operations          --          3,203         5,507
- - ----------------------------------------------------------------------
                                $ 29,760       $ 25,706      $ 32,037
======================================================================

DEPRECIATION, DEPLETION AND AMORTIZATION
Motor oil                       $ 10,767       $ 10,680      $ 11,410
Fast lube                          5,879          6,109         5,595
Natural gas E&P                    9,578          9,210         8,685
Truck-Lite                         2,496          2,393         2,226
Docks                                 38            895           931
Discontinued coal operations          --          5,796         6,404
- - ----------------------------------------------------------------------
                                $ 28,758       $ 35,083      $ 35,251
======================================================================

FIVE-YEAR SUMMARY OF NET INCOME AND COMPARATIVE STATISTICAL DATA
Quaker State Corporation and Subsidiaries

Years ended December 31                                     1993           1992            1991          1990          1989
- - ----------------------------------------------------------------------------------------------------------------------------
(in thousands except per share and statistical data)
REVENUES
Sales and operating revenues                            $628,336       $609,952        $593,350      $665,064      $630,795
Insurance revenues                                       130,830        114,440         106,730        95,320        84,575
- - ----------------------------------------------------------------------------------------------------------------------------
                                                         759,166        724,392         700,080       760,384       715,370
Other, net                                                 8,292          6,308           6,412         8,627         8,254
- - ----------------------------------------------------------------------------------------------------------------------------
                                                         767,458        730,700         706,492       769,011       723,624
- - ----------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales and operating costs                        429,453        411,851         402,595       471,483       454,849
Insurance contract and benefit costs                     103,693         93,805          89,872        78,605        69,506
Selling, general and administrative                      184,115        177,629         157,681       158,122       151,897
Depreciation, depletion and amortization                  28,758         29,287          28,847        29,769        30,979
Interest                                                   5,287          4,785           4,567         5,172         8,383
Unusual items                                                 --          3,200a             --        (5,398)d          --
- - ----------------------------------------------------------------------------------------------------------------------------
                                                         751,306        720,557         683,562       737,753       715,614
- - ----------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
 TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES        16,152         10,143          22,930        31,258         8,010
PROVISION FOR INCOME TAXES                                 2,450            750           7,800         9,500           500
- - ----------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
 CUMULATIVE EFFECT OF ACCOUNTING CHANGES                  13,702          9,393          15,130        21,758         7,510
INCOME (LOSS) FROM DISCONTINUED COAL OPERATIONS (c)           --        (40,641)            409        (2,201)        4,332e
- - ----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGES                                       13,702        (31,248)         15,539        19,557        11,842
CUMULATIVE EFFECT OF ACCOUNTING CHANGES (b)                   --        (62,600)          7,170            --            --
- - ----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                       $ 13,702       $(93,848)       $ 22,709      $ 19,557      $ 11,842
============================================================================================================================
Per share:
Income from continuing operations before
 cumulative effect of accounting changes                $    .50       $    .35        $    .56      $    .80      $    .28
Income (loss) from discontinued coal operations (c)           --          (1.50)            .02          (.08)          .16e
Cumulative effect of accounting changes (b)                   --          (2.30)            .26            --            --
- - ----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $    .50       $  (3.45)       $    .84      $    .72      $    .44
- - ----------------------------------------------------------------------------------------------------------------------------
Dividends:
 Cash per share                                         $    .60       $    .80        $    .80      $    .80      $    .80
 Amount                                                   16,310         21,720          21,704        21,700        21,550
Capital expenditures                                      30,815         25,706          32,037        40,178        40,789
Working capital (exclusive of insurance operations)       35,403         74,911          43,041        41,311        76,683
Total assets                                             783,677        792,820         751,496       757,229       764,716
Total debt (exclusive of insurance operations)            51,450         79,183          88,924        72,146       102,206
Insurance liabilities                                    261,104        212,663         208,605       204,788       179,585
Stockholders' equity                                     188,750        191,194         307,790       304,511       308,200
Book value per share                                        6.93           7.04           11.34         11.23         11.36
============================================================================================================================
Number of stockholders of record                          12,147         12,606          12,308        12,172        12,035
Weighted average capital and
 equivalent shares outstanding                        27,234,000     27,184,000      27,167,000    27,155,000    27,128,000
============================================================================================================================

a. Charge for assets to be replaced by future conversion of Minit-Lube stores to Q Lube facilities. See Note 2 of Notes to Consolidated Financial Statements.
b. Cumulative effect of implementing Statement of Financial Accounting Standard No. 106, "Employers' Accounting For Postretirement Benefits Other Than Pensions" and Standard No. 109, "Accounting For Income Taxes" in 1992 and Standard No. 96, "Accounting For Income Taxes" in 1991. See Notes 11 and 12 of Notes to Consolidated Financial Statements.
c. In the fourth quarter of 1992 the company decided to exit the coal business and report it as a discontinued operation. See Note 3 of Notes to Consolidated Financial Statements.
d. Gain on the sale of the McKean and Emlenton facilities.
e. Includes net gain of $5,975 ($.22 Per share) on termination of a coal supply agreement.

CONSOLIDATED STATEMENT OF OPERATIONS
Quaker State Corporation and Subsidiaries

Years ended December 31                                                    1993             1992             1991
- - ------------------------------------------------------------------------------------------------------------------
(in thousands except per share data)
REVENUES
Sales and operating revenues                                           $628,336         $609,952         $593,350
Insurance revenues (Note 5)                                             130,830          114,440          106,730
- - ------------------------------------------------------------------------------------------------------------------
                                                                        759,166          724,392          700,080
Other, net                                                                8,292            6,308            6,412
- - ------------------------------------------------------------------------------------------------------------------
                                                                        767,458          730,700          706,492
- - ------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales and operating costs                                       429,453          411,851          402,595
Insurance contract and benefit costs (Note 5)                           103,693           93,805           89,872
Selling, general and administrative                                     184,115          177,629          157,681
Depreciation, depletion and amortization                                 28,758           29,287           28,847
Interest                                                                  5,287            4,785            4,567
Unusual item (Note 2)                                                        --            3,200               --
- - ------------------------------------------------------------------------------------------------------------------
                                                                        751,306          720,557          683,562
- - ------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
  AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES                            16,152           10,143           22,930
- - ------------------------------------------------------------------------------------------------------------------
PROVISION FOR (BENEFIT FROM) INCOME TAXES (NOTE 11)
Current                                                                  14,750            6,350           12,800
Deferred                                                                (12,300)          (5,600)          (5,000)
- - ------------------------------------------------------------------------------------------------------------------
                                                                          2,450              750            7,800
- - ------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
  CUMULATIVE EFFECT OF ACCOUNTING CHANGES                                13,702            9,393           15,130
- - ------------------------------------------------------------------------------------------------------------------
DISCONTINUED COAL OPERATIONS (NOTE 3)
Income (loss) from operations, net of taxes                                  --           (2,941)             409
Loss on disposition, net of taxes                                            --          (37,700)              --
- - ------------------------------------------------------------------------------------------------------------------
                                                                             --          (40,641)             409
- - ------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES             13,702          (31,248)          15,539
CUMULATIVE EFFECT OF ACCOUNTING CHANGES (NOTES 11 AND 12)                    --          (62,600)           7,170
- - ------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                      $ 13,702         $(93,848)        $ 22,709
==================================================================================================================
PER SHARE:
INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES                                         $    .50         $    .35         $    .56
INCOME (LOSS) FROM DISCONTINUED COAL OPERATIONS                              --            (1.50)             .02
CUMULATIVE EFFECT OF ACCOUNTING CHANGES                                      --            (2.30)             .26
- - ------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER SHARE                                            $    .50         $  (3.45)        $    .84
==================================================================================================================


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Quaker State Corporation and Subsidiaries

YEARS ENDED DECEMBER 31                                                  1993               1992             1991
- - ------------------------------------------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $  13,702          $ (93,848)       $ 22,709
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
    Depreciation, depletion and amortization                            28,758             35,083          35,251
    Deferred income taxes and investment tax credit                      3,380             (4,900)         (7,725)
    Postretirement benefits other than pensions                          2,810              5,600              --
    Unusual items--noncurrent                                               --              3,200              --
    Loss on disposition of discontinued coal operations                     --             37,700              --
    Cumulative effect of changes in accounting principles                   --             62,600          (7,170)
    Increase (decrease) from changes in:
      Receivables                                                        4,274             (5,711)         11,958
      Inventories                                                       12,036             (2,958)         (9,934)
      Other current assets                                               2,265              8,304           4,314
      Accounts payable                                                   3,267             (5,453)         (9,326)
      Accrued liabilities                                              (25,028)           (17,753)          4,264
      Other                                                             (8,621)             7,694          (9,716)
    Increase (decrease) from changes in insurance operations:
      Realized investment gains                                         (9,345)            (2,285)         (2,981)
      Deferred policy acquisition costs                                   (376)             1,034           5,786
      Unearned premiums                                                 11,867              3,191           5,435
      Other                                                              8,246                327             529
- - -----------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                           47,235             31,825          43,394
- - -----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment                         1,741              6,806           7,207
Capital expenditures, including acquisitions                           (29,760)           (25,706)        (32,037)
Proceeds from sale of bonds and securities                             105,052             41,520          61,855
Purchase of bonds and securities                                      (112,206)           (46,786)        (72,473)
Proceeds from sale of coal assets                                        6,261             47,929              --
- - -----------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                (28,912)            23,763         (35,448)
- - -----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                                         (16,310)           (21,720)        (21,704)
Proceeds from long-term debt                                               223             93,918          27,528
Payments on long-term debt                                             (27,956)          (101,535)        (10,750)
- - -----------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                              (44,043)           (29,337)         (4,926)
- - -----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                   (25,720)            26,251           3,020
- - -----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year:
  Other than insurance                                                  34,146              9,305           6,132
  Insurance                                                              7,202              5,792           5,945
- - -----------------------------------------------------------------------------------------------------------------
Total cash and cash equivalents at beginning of year                    41,348             15,097          12,077
- - -----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year:
  Other than insurance                                                   6,220             34,146           9,305
  Insurance                                                              9,408              7,202           5,792
- - -----------------------------------------------------------------------------------------------------------------
Total cash and cash equivalents at end of year                       $  15,628          $  41,348        $ 15,097
=================================================================================================================

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET
Quaker State Corporation and Subsidiaries


DECEMBER 31                                                                       1993               1992
- - ----------------------------------------------------------------------------------------------------------
(in thousands except share data)
ASSETS
Current assets:
Cash and cash equivalents                                                     $  6,220           $ 34,146
Accounts and notes receivable, less allowance of
  $1,679 in 1993 and $1,406 in 1992                                             56,818             60,613
Inventories (Note 4)                                                            40,103             52,139
Deferred income taxes (Note 11)                                                 18,375             31,668
Other current assets                                                            17,468             26,879
- - ---------------------------------------------------------------------------------------------------------
    Total current assets                                                       138,984            205,445
- - ---------------------------------------------------------------------------------------------------------
Property, plant and equipment, net of accumulated
depreciation and depletion (Note 6)                                            225,828            227,935
Other assets                                                                    82,903             75,428
- - ---------------------------------------------------------------------------------------------------------
    Total assets other than insurance                                          447,715            508,808
- - ---------------------------------------------------------------------------------------------------------
Insurance assets (Note 5)
  Investments                                                                  185,446            169,021
  Cash                                                                           9,408              7,202
  Premiums and other receivables                                                59,310             29,178
  Deferred insurance acquisition costs                                          60,005             59,629
  Other assets                                                                  21,793             18,982
- - ---------------------------------------------------------------------------------------------------------
    Total insurance assets                                                     335,962            284,012
- - ---------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                            $783,677           $792,820
=========================================================================================================
LIABILITIES
Current liabilities:
Accounts payable                                                              $ 35,980           $ 32,713
Accrued liabilities (Note 7)                                                    67,339             92,367
Debt payable within one year                                                       262              5,454
- - ---------------------------------------------------------------------------------------------------------
    Total current liabilities                                                  103,581            130,534
- - ---------------------------------------------------------------------------------------------------------
Long-term debt, less debt payable within one year (Note 8)                      51,188             73,729
Other long-term liabilities                                                    179,054            184,700
- - ---------------------------------------------------------------------------------------------------------
    Total liabilities other than insurance                                     333,823            388,963
- - ---------------------------------------------------------------------------------------------------------
Insurance liabilities (Note 5)
  Unearned premiums                                                            208,530            172,952
  Policy claims                                                                 28,773             18,884
  Due to reinsurance companies                                                   6,897              9,266
  Other liabilities                                                             16,904             11,561
- - ---------------------------------------------------------------------------------------------------------
    Total insurance liabilities                                                261,104            212,663
- - ---------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 5 and 9)

STOCKHOLDERS' EQUITY
Capital stock $1.00 par value; authorized shares, 37,500,000;
  issued shares, 27,250,818 in 1993 and 27,151,855 in 1992 (Note 10)            27,251             27,152
Additional capital                                                              63,044             62,004
Retained earnings (Note 8)                                                      98,877            101,635
Cumulative foreign currency translation adjustment                                  75                403
Unearned compensation (Note 10)                                                   (497)                --
- - ---------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                 188,750            191,194
- - ---------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $783,677           $792,820
=========================================================================================================

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Quaker State Corporation and Subsidiaries


                                                          Capital     Additional     Retained
(in thousands except shares and per share data)             Stock        Capital     Earnings
- - ---------------------------------------------------------------------------------------------
Balance, December 31, 1990                                $27,125        $61,685     $214,396
- - ---------------------------------------------------------------------------------------------
Net income                                                                             22,709
Cash dividends ($.80 per share)                                                       (21,704)
19,850 shares of capital stock issued under
  Stock Option Plan (Note 10)                                  20            236
Net changes in unrealized gains and losses on
  marketable equity securities of Heritage
  Insurance Group (Note 5)                                                              1,746
Change in foreign currency translation
- - ---------------------------------------------------------------------------------------------
Balance, December 31, 1991                                 27,145         61,921      217,147
- - ---------------------------------------------------------------------------------------------
Net loss                                                                              (93,848)
Cash dividends ($.80 per share)                                                       (21,720)
7,183 shares of capital stock issued under
  Stock Option Plan (Note 10)                                   7             83
Net changes in unrealized gains and losses on
  marketable equity securities of Heritage
  Insurance Group (Note 5)                                                                 56
Change in foreign currency translation
- - ---------------------------------------------------------------------------------------------
Balance, December 31, 1992                                 27,152         62,004      101,635
- - ---------------------------------------------------------------------------------------------
Net income                                                                             13,702
Cash dividends ($.60 per share)                                                       (16,310)
98,963 shares of capital stock issued under
  Stock Option Plan and employment
  contract (Note 10)                                           99          1,040
Net changes in unrealized gains and losses on
  marketable equity securities of Heritage
  Insurance Group (Note 5)                                                               (150)
Change in foreign currency translation
- - ---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                                $27,251        $63,044     $ 98,877
=============================================================================================

                                                               Foreign
                                                              Currency
                                                           Translation        Unearned
(in thousands except shares and per share data)             Adjustment    Compensation        Total
- - ---------------------------------------------------------------------------------------------------
Balance, December 31, 1990                                      $1,305              --     $304,511
- - ---------------------------------------------------------------------------------------------------
Net income                                                                                   22,709
Cash dividends ($.80 per share)                                                             (21,704)
19,850 shares of capital stock issued under
  Stock Option Plan (Note 10)                                                                   256
Net changes in unrealized gains and losses on
  marketable equity securities of Heritage
  Insurance Group (Note 5)                                                                    1,746
Change in foreign currency translation                             272                          272
- - ---------------------------------------------------------------------------------------------------
Balance, December 31, 1991                                       1,577              --      307,790
- - ---------------------------------------------------------------------------------------------------
Net loss                                                                                    (93,848)
Cash dividends ($.80 per share)                                                             (21,720)
7,183 shares of capital stock issued under
  Stock Option Plan (Note 10)                                                                    90
Net changes in unrealized gains and losses on
  marketable equity securities of Heritage
  Insurance Group (Note 5)                                                                       56
Change in foreign currency translation                          (1,174)                      (1,174)
- - ---------------------------------------------------------------------------------------------------
Balance, december 31, 1992                                         403              --      191,194
- - ---------------------------------------------------------------------------------------------------
Net income                                                                                   13,702
Cash dividends ($.60 per share)                                                             (16,310)
98,963 shares of capital stock issued under
  Stock Option Plan and employment
  contract (Note 10)                                                              (497)         642
Net changes in unrealized gains and losses on
  marketable equity securities of Heritage
  Insurance Group (Note 5)                                                                     (150)
Change in foreign currency translation                            (328)                        (328)
- - ---------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                                      $   75           $(497)    $188,750
===================================================================================================

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Quaker State Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Quaker State Corporation and all of its subsidiaries more than 50% owned (the company). Intercompany accounts and transactions are eliminated. In accordance with insurance industry practice, the assets and liabilities for the insurance operations have not been classified as current or noncurrent.

B. INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for all crude oil, the majority of company refined petroleum and vehicular lighting products, and for other inventories on the first-in, first-out (FIFO) basis.

C. PROPERTY, PLANT AND EQUIPMENT, AT COST: Costs of buildings and equipment, other than natural gas and crude oil producing properties, are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life of property, are charged to expense as incurred. When property, plant and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.
   Costs of natural gas and crude oil producing properties are accounted for under the successful efforts method. Lease acquisition costs are capitalized and amortized by the unit of production method based on proved reserves, and equipment and intangible drilling costs are capitalized and amortized by the unit of production method based on proved developed reserves. An additional provision for depreciation and depletion is provided if the net capitalized costs of production properties exceed the discounted future net revenues for natural gas and crude oil reserves on a company-wide basis, using year-end prices and an annual discount rate of 10%.
   Costs of individual natural gas and crude oil wells determined to be uneconomical are charged to the allowance for accumulated depreciation and depletion when abandoned, with no gain or loss being recognized until the property group is abandoned. Exploratory costs associated with dry holes, geological and geophysical costs and annual delay rentals are charged to expense.
   Estimated costs of future dismantlement, restoration, reclamation and abandonment of natural gas and crude oil producing properties are accrued through a charge to operations on a unit of production basis.
   The company capitalizes interest cost as a part of constructing major facilities. Interest cost capitalized in 1993, 1992 and 1991 was not material.

D. INSURANCE COMPANY ACCOUNTING POLICIES: Investments in fixed maturities, consisting of bonds, are carried at amortized cost. Equity securities, including common and nonredeemable preferred stocks, are carried at market value, with the change in net unrealized appreciation/depreciation, net of related deferred taxes, credited or charged directly to stockholders' equity. The cost of securities sold is determined by the average cost method.
   Credit life, accident and health, and special indemnity insurance premiums are earned and recognized over the life of the policy with the portion applicable to the unexpired terms of the policies in force recorded as unearned premium reserves.
   Reserves are provided for reported claims, claims incurred but not reported and claim settlement expenses at each balance sheet date. Such reserves are based on estimates which are periodically reviewed and evaluated in light of emerging claim experience and existing circumstances. Any changes in estimates resulting from this review process are reflected in current earnings.
   Policy acquisition costs, consisting of commissions and premium taxes, are deferred and amortized as the related premiums are earned.
   Heritage considers anticipated investment income in determining if a premium deficiency exists on short duration contracts.
   Assets and liabilities related to reinsurance contracts where the company has not been relieved of the primary obligation to its policyholders are reported separately on the Consolidated Balance Sheet in accordance with Statement of Financial Accounting Standards No. 113, "Accounting for Reinsurance of Short-Duration and Long-Duration Contracts" (see Note 5).

E. INCOME TAXES AND INVESTMENT CREDIT: The company uses the liability method of accounting for income taxes. The company accounts for investment credit on the deferral method which recognizes the investment credit as a reduction of the provision for income taxes over the life of the related assets.

F. EARNINGS PER SHARE: Earnings per share is based on the weighted average number of shares of capital stock outstanding and capital stock equivalents which would arise from the exercise of stock options.

G. PRE-OPENING COSTS: Costs associated with the opening of new fast service automobile lubrication centers are expensed as incurred.

H. CASH EQUIVALENTS: Other than insurance company investments the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

I. FOREIGN CURRENCY TRANSLATION: For all foreign operations the functional currency is the local currency. The assets and liabilities for the company's foreign operations are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. Exchange gains or losses are not material.

J. ENVIRONMENTAL EXPENDITURES: Costs in connection with compliance and monitoring of compliance with existing environmental regulations as it relates to ongoing operations are expensed or capitalized as appropriate. Costs associated with remediation efforts resulting from prior activities are recorded no later than at the completion of an environmental site evaluation. A liability is recorded earlier if it is probable that a liability exists and a cost can be reasonably estimated. All cleanup estimates are based on current technology and assessments of the probability of potential insurance or other third party recoveries are made independently of the liability assessment. Environmental costs are capitalized only if they extend the life, increase the capacity, or improve the safety or efficiency of the property.

2. UNUSUAL ITEMS:

In the fourth quarter of 1992, the company's fast lube subsidiary, Q Lube, Inc., recorded a pretax charge of $3,200,000 to reserve for the future replacement of signage and other assets impaired by the planned conversion of existing Minit-Lube stores to Q Lube facilities.

3. DISCONTINUED COAL OPERATIONS:

In December 1992, the company discontinued its coal operations. The operating results of the coal business are segregated and reported as a discontinued operation in the accompanying Consolidated Statement of Operations.
    As a result of the decision to discontinue the coal operations, the company recorded an estimated loss on disposal of $37,700,000 in 1992, which is net of income tax benefits of $22,700,000, and includes the gain on sale of assets discussed below, the write-down of property, plant and equipment and other assets to estimated net realizable value, closure expenses, pension and postretirement curtailment gains (see Note 12) and the estimated loss from operations through date of disposal. In addition, the estimated loss on disposal included a pretax charge of $24,000,000 representing the estimated health care and death benefit liability imposed on the company as a result of the Coal Industry Retiree Health Benefit Act of 1992.
    The loss on disposition of the coal operations included a pretax gain of approximately $4,100,000 as a result of the sale of certain coal assets to various subsidiaries of Arch Mineral Corporation in December 1992, for approximately $47,900,000 in cash, the assumption by the purchasers of certain liabilities and a semi-annual supplemental payment to be received from 1994 through 2013. Amounts in excess of the minimum semi-annual supplemental payment may be received subject to the delivery requirements of a long-term coal sales agreement of the purchaser. The gain includes $18,800,000 representing the present value of the minimum semi-annual supplemental payments. In connection with the sale, the Donaldson Mine Company used the proceeds from the sale to repay approximately $19,500,000 of collateralized notes related to this operation.
    The cessation of the coal operations continued throughout 1993. Sales and operating revenues were $15,933,000 in 1993. In February 1993, the company terminated its coal supply agreement at The Helen Mining Company which resulted in the announcement of the closure of the operation. In addition, the Donaldson Mine Company ceased operation in March 1993, and the assets of Valley Camp of Utah, Inc., were sold in September 1993. The financial effects of terminating the Helen contract, closing the mines, the estimated results of operations through disposal date and the sale of Valley Camp of Utah, Inc., assets were provided for in the loss on disposition of coal operations in December 1992, discussed above. No adjustments to the 1992 estimated loss on disposition were required as a result of 1993 activity.
    The Condensed Statement of Operations relating to the discontinued coal operations for the years ended December 31, 1992 and 1991, are presented below:

- - --------------------------------------------------
(in thousands)                    1992        1991
- - --------------------------------------------------
Revenues                     $  95,140   $ 115,183
Costs and expenses            (102,181)   (118,199)
- - ---------------------------------------------------
Loss before income taxes        (7,041)     (3,016)
Income tax benefit               4,100       3,425
- - --------------------------------------------------
Net income (loss)            $  (2,941)   $    409
- - --------------------------------------------------

    The effective tax rates for discontinued operations differ from the federal statutory rate due primarily to percentage depletion, the amortization of deferred investment tax credits and state income taxes.
    The assets and liabilities relating to the discontinued coal operations have not been segregated in the Consolidated Balance Sheet as of December 31, 1993 and 1992. At December 31, 1993 and 1992, assets held for sale of approximately $4,400,000 and $17,400,000, respectively, related to the discontinued coal operations are classified as other current assets in the Consolidated Balance Sheet and consist of the estimated net realizable value of property, plant, and equipment, mine supplies and coal inventories. Other assets and liabilities at December 31, 1993 and 1992, related to the discontinued coal operations include receivables, reclamation and closure reserves, workers' compensation and black lung liabilities and the health care and death benefit liabilities.

4. INVENTORIES:

Inventories consist of:

- - ----------------------------------------------------------------------------------
(in thousands)                                         1993                1992
- - ----------------------------------------------------------------------------------
Crude Oil                                           $ 2,591             $ 1,226
Finished and in-process
  petroleum products                                 23,225              34,443
Other                                                14,287              16,470
- - ----------------------------------------------------------------------------------
                                                    $40,103             $52,139
==================================================================================

   The reserve to reduce the carrying value of inventories from current costs to the LIFO basis amounted to $19,090,000 in 1993 and $24,026,000 in 1992.
   At December 31, 1993 and 1992, $19,883,000 and $26,538,000, respectively, of inventories were valued on the LIFO basis.
   During 1993, 1992 and 1991 certain inventory quantities were reduced resulting in liquidations of LIFO inventory. The effect of these liquidations was a decrease in net income of $900,000, or $.03 per share, in 1993 and an increase in net income of $400,000, or $.01 per share, and $600,000, or $.02 per share, for 1992 and 1991, respectively.


5. HERITAGE INSURANCE GROUP:

Heritage is an insurance holding company principally engaged through its subsidiaries in the business of credit life, accident and health, and special indemnity insurance closely associated with automobile sales.
   Heritage's condensed income statements for the years ended December 31, 1993, 1992 and 1991 are presented below:

- - ----------------------------------------------------------------------------------------------------------
(in thousands)                                                    1993             1992             1991
- - ----------------------------------------------------------------------------------------------------------
Premiums                                                      $ 93,756         $ 86,510        $  79,563
Net investment income (a)                                       11,884           12,213           12,355
Realized investment gains (b)                                    9,345            2,285            2,981
Other, net                                                      15,845           13,432           11,831
- - ----------------------------------------------------------------------------------------------------------
Total revenue                                                  130,830          114,440          106,730

Policy and contract benefit expenses                           (51,989)         (46,923)         (46,800)
Amortization of deferred policy acquisition costs              (51,704)         (46,882)         (43,072)
General and administrative costs                               (24,048)         (15,228)         (14,581)
- - ----------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative
  effect of accounting change                                    3,089            5,407            2,277

Benefit from (provision for) income taxes                          286             (569)             230
- - ----------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change             3,375            4,838            2,507
Cumulative effect of accounting change (Note 11)                    --               --           (1,296)
- - ----------------------------------------------------------------------------------------------------------
Net income                                                    $  3,375         $  4,838         $  1,211
==========================================================================================================
(a)Excludes intercompany interest of                          $    435         $    723         $    735
==========================================================================================================
(b)Realized investment gains:
     Fixed maturities                                         $  6,270         $    631        $   2,342
     Equity securities                                           3,075            1,654              639
- - ----------------------------------------------------------------------------------------------------------
                                                              $  9,345         $  2,285        $   2,981
==========================================================================================================

Change in unrealized appreciation/depreciation:
  Fixed maturities                                             $(1,528)            $501           $5,323
  Equity securities                                               (234)              84            2,481
==========================================================================================================

   At December 31, 1993, $1,361,000 of net unrealized appreciation, net of $765,000 of deferred taxes, was included in stockholders' equity.
   The 1993 increase in general and administrative costs resulted from a charge for $9,950,000 to settle a litigation matter. On July 30, 1993, an Orange County, California Superior court jury verdict was rendered against the Heritage Life Insurance Company, a subsidiary of Heritage Insurance Group. The company recorded a $5,000,000 charge in the third quarter to reflect its best estimate of probable loss for this matter.
   Subsequent negotiations between the company and the plaintiff resulted in a settlement agreement on December 30, 1993, in the amount of $9,950,000, of which $6,500,000 was paid upon settlement with the remainder due December 31, 1994. The company recorded an additional charge of $4,950,000 in the fourth quarter for this settlement.

Investments included in "Insurance assets" in the Consolidated Balance Sheet consist of the following:

- - -----------------------------------------------------------------------------------------------------------
(in thousands)                                                                   1993             1992
- - -----------------------------------------------------------------------------------------------------------
Fixed Maturities:
  Bonds (market value is $125,311 in 1993 and $134,953 in 1992)              $119,936         $128,050

Equity Securities:
  Nonredeemable preferred stocks (cost is $16,747 in 1993 and
    $17,710 in 1992)                                                           17,846           18,360
  Common stock (cost is $9,240 in 1993 and $8,511 in 1992)                     10,267           10,221

Short-term investments, at cost, which approximates market                     33,729            8,608
Other                                                                           3,668            3,782
- - -----------------------------------------------------------------------------------------------------------
                                                                             $185,446         $169,021
===========================================================================================================

    Bonds and short-term investments with a carrying value of $7,401,000 and $7,633,000 were on deposit with regulatory authorities at December 31, 1993 and 1992, respectively.
    Heritage has various reinsurance agreements whereby it cedes certain risks to reinsurers in order to limit maximum losses for policies underwritten. Heritage also assumes insurance from various companies.
    Heritage has ceded $1,679,437,000 and assumed $715,715,000 of life insurance in force at December 31, 1993. Ceded reinsurance premiums amounted to $38,405,000, $46,619,000 and $34,736,000 for the years ended December 31, 1993,
1992, and 1991, respectively. Heritage received $10,607,000, $21,959,000, and
$13,103,000 of premiums for business assumed for the years ended December 31, 1993, 1992 and 1991, respectively.
    A contingent liability exists with respect to reinsurance which would become a liability of Heritage to the extent that the reinsuring companies may be unable to meet their obligations under the reinsurance contracts. At December 31, 1993, Heritage has funds withheld from the reinsurers or investments held in trust equal to the contingent liability that could arise if the reinsuring companies are unable to meet their obligations under the reinsurance contracts.
    Effective January 1, 1993, the company adopted Statement of Financial Accounting Standard No. 113, "Accounting for Reinsurance of Short-Duration and Long-Duration Contracts." This statement requires that assets and liabilities related to reinsurance contracts where the company is not relieved of the primary obligation to its policyholder be reported separately on the balance sheet. Previously these items were reported as a net amount. As a result of implementing this Standard, insurance assets and liabilities were increased by $24,896,000 at January 1, 1993, and $23,711,000 at December 31, 1993. Prior
period balance sheet amounts were not restated and there was no impact on net income.
    The effect of reinsurance contracts on the Consolidated Statement of Operations for premiums written and earned for 1993 are as follows:

- - -------------------------------------------------------------------------------------------------
(in thousands)                                                  Written                  Earned
- - --------------------------------------------------------------------------------------------------
Direct premiums                                                $137,144                $122,840
Assumed premiums                                                 10,607                  10,502
Ceded premiums                                                  (38,405)                (39,586)
- - -------------------------------------------------------------------------------------------------
Net premiums                                                   $109,346                $ 93,756
=================================================================================================

    Recoveries of policy and contract benefit expense recognized under reinsurance contracts for 1993 was $18,967,000.
    The regulations of various states in which the insurance subsidiaries are admitted to do business restrict the amount of dividends that may be paid without obtaining the approval of the regulators and impose minimum statutory capital requirements. Under the most restrictive regulations at December 31, 1993, the amount of retained earnings available for dividends to Quaker State without such approval was approximately $6,148,000 and the minimum statutory capital stock and surplus requirements were approximately $7,500,000.
    Net income and capital stock and surplus for Heritages life and indemnity companies, as computed on a statutory basis, were as follows:

- - -------------------------------------------------------------------------------------------------------------
(in thousands)                                                     1993             1992             1991
- - -------------------------------------------------------------------------------------------------------------
Net income (loss):
  Life company                                                  $(4,701)        $ (1,456)          $1,143
=============================================================================================================
  Indemnity company                                             $ 8,122         $  6,148           $5,516
=============================================================================================================
Capital stock and surplus:
  Life company                                                  $22,391         $ 20,344
=============================================================================================================
  Indemnity company                                             $23,571         $ 19,359
=============================================================================================================

    In May 1993, the Financial Accounting Standards Board (FASB) issued Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which addresses the accounting and reporting for investments in equity securities that have readily determinable values and for investments in debt securities. This Standard must be implemented in the first quarter of 1994 and the company estimates the cumulative effect of this Standard will not have a material impact on its financial position and results of operations.


6. PROPERTY, PLANT AND EQUIPMENT:

Major classes of property, including land and construction work in progress of $49,652,000 in 1993 and $41,707,000 in 1992 are:

- - -----------------------------------------------------------------------------------------------------
(in thousands)                                                          1993                  1992
- - -----------------------------------------------------------------------------------------------------
MOTOR OIL:
  Refining                                                          $ 97,453              $ 95,998
  Marketing                                                           98,425                97,556
FAST LUBE                                                            118,316               115,188
NATURAL GAS EXPLORATION AND PRODUCTION                               210,942               207,906
TRUCK-LITE                                                            33,595                31,711
DOCKS                                                                 12,948                12,943
- - -----------------------------------------------------------------------------------------------------
                                                                     571,679               561,302
Less: accumulated depreciation and depletion                         345,851               333,367
- - -----------------------------------------------------------------------------------------------------
                                                                    $225,828              $227,935
=====================================================================================================

7. ACCRUED LIABILITIES:

Accrued liabilities include workers' compensation and health self insurance, advertising accruals, accrued royalties and mine reclamation of $6,888,000, $9,255,000, $7,013,000, and $1,998,000, respectively, at December 31, 1993 and
$9,396,000, $6,356,000, $6,814,000, and $9,009,000, respectively, at December
31, 1992.

8. LONG-TERM DEBT AND FINANCIAL INSTRUMENTS:

Long-term debt consists of:

- - -----------------------------------------------------------------------------------------------------
(in thousands)                                                          1993                  1992
- - -----------------------------------------------------------------------------------------------------
Senior Notes due 2002 (a)                                            $50,000               $50,000
Revolving credit loan dated March 31, 1992 (b)                            --                14,000
9% Sinking Fund Debentures                                                --                 8,750
Others, 3% to 10.25%, due in various installments to 2005              1,450                 6,433
- - -----------------------------------------------------------------------------------------------------
                                                                      51,450                79,183
Less payments due within one year                                        262                 5,454
- - -----------------------------------------------------------------------------------------------------
                                                                     $51,188               $73,729
=====================================================================================================

(a) On September 30, 1992, the company issued $50,000,000 of Senior Notes, due September 30, 2002. The notes have a fixed interest rate of 8.73%, are subject to an early prepayment premium and do not require payment on principal until maturity. Fair value of these notes at December 31, 1993, is approximately $55,000,000.
(b) This agreement provides for a $45,000,000 revolving line of credit until June 30, 1996, with annual extensions available at the option of the lenders, and has a variable interest rate based, at the option of the company, upon prime, LIBOR or CD rates for one, two, three or six month periods. The annual commitment fee is 1/4 of one percent of the average daily unborrowed funds.

    At December 31, 1993, the company had unused bank lines of credit aggregating $62,000,000 providing for borrowings at various rates.
    The debt agreements contain various restrictions pertaining to tangible net worth, financial ratios, and dividends. Under the most restrictive of these provisions, approximately $30,000,000 of consolidated retained earnings at December 31, 1993, was free of any restrictions as to payment of cash dividends.
    The aggregate long-term debt maturing in the next five years is approximately as follows: 1994--$262,000; 1995--$381,000; 1996- $147,000;
1997--$132,000; 1998--$136,000.
    The fair value of financial instruments does not materially differ from the value reflected on the financial statements except as stated above in (a) and in Note 5. The fair value of the instruments was based upon quoted market prices of the same or similar instruments or on a discounted basis using the rates available to the company for instruments of the same remaining maturity.

9. COMMITMENTS AND CONTINGENCIES:

The company has operating leases for continuing operations in effect for equipment and facilities with initial terms ranging from 2 to 20 years, with renewal options generally being available. Future minimum annual rentals, net of estimated sublease rentals under operating leases of $14,900,000, during each of the next five years are: 1994--$12,100,000; 1995--$11,700,000;
1996--$10,900,000; 1997--$10,100,000; 1998--$8,700,000 and thereafter
$49,100,000.
    Rental expense for continuing operations amounted to approximately $16,400,000 for 1993, $16,600,000 for 1992 and $15,600,000 for 1991, net of
sublease rentals of approximately $3,900,000 for 1993, $3,600,000 for 1992 and $3,700,000 for 1991.
    Rental expense for discontinued coal operations amounted to approximately $4,000,000 in 1992 and $4,500,000 in 1991.
    In December 1993, the United States of America commenced a lawsuit against the company in the U.S. District Court for Northern West Virginia. The complaint alleges the company violated the federal Resource Conservation and Recovery Act and the federal Clean Air Act at the Congo refinery on various dates starting in 1980 and seeks civil penalties as allowable under federal law not to exceed $25,000 per day for each violation. The company intends to vigorously defend itself in this lawsuit. However, the ultimate outcome of this litigation cannot presently be determined. Accordingly, no provision or liability, if any, that may result from this matter has been made in the financial statements.
   In addition, the company has received notices from the EPA and others that it is a "potentially responsible party" relative to certain waste disposal sites identified by the EPA and may be required to share in the cost of cleanup. The company has accrued for all matters which are probable and can be reasonably estimated.
    Contingent liabilities of an indeterminate amount exist in connection with suits and claims arising in the ordinary course of business.
    In the opinion of management, all matters discussed above are adequately accrued for or covered by insurance or, if not so provided for, are without merit or the disposition is not anticipated to have a material effect on the company's financial position; however, one or more of these matters could have a material effect on future quarterly or annual results of operations when resolved.

10. STOCK OPTIONS AND MANAGEMENT COMPENSATION:

Under the 1976 and 1986 Stock Option Plans 122,013 shares of capital stock are available for grant.
    Under these plans options have been granted to employees to purchase capital stock at a price no less than 100% of the market value on the date of grant. Options granted may not be exercised for at least six months from the date of grant and substantially all options must be exercised within ten years of the date granted.
    Options issued prior to December 31, 1991, also provide for stock appreciation rights (SAR's), which is an alternate form of settlement on an option because it gives an optionee the right, subject to certain conditions, to surrender an option or portion of an option and receive cash and/or shares of capital stock of the company, having a value equal to the appreciation on such option or portion thereof. The change in appreciation of the optioned shares most likely to be surrendered for SAR's results in a charge or credit to income as applicable.
    Information with respect to shares under option during 1993, 1992, and 1991 is summarized below:


- - ------------------------------------------------------------------------------------------------
                                                          1993             1992             1991
- - ------------------------------------------------------------------------------------------------
Outstanding stock options at the beginning of year   1,073,414          911,094          787,034
Options granted during the year:
  1993,$13.625, $13.75 and $12.625 per share;
  1992, $12.4375 per share;
  1991, $13.3125 per share                             158,200          245,250          269,000
Options exercised at $9.4375 to $12.4375                (8,963)          (7,183)         (19,850)
Options surrendered upon exercise of SAR's             (24,287)         (30,567)         (63,650)
Options lapsed and cancelled                           (74,460)         (45,180)         (61,440)
- - ------------------------------------------------------------------------------------------------
Outstanding stock options at end of year             1,123,904        1,073,414          911,094
================================================================================================

    The options outstanding at the end of 1993 were exercisable at $9.4375 to $27.00 per share except for 5,000 which will become exercisable on April 28, 1994, at $13.75 and 103,200 which become exercisable on June 16, 1994 at $12.625 per share.
    During the second quarter of 1993, the company entered into a three year employment contract with Herbert M. Baum who was named Chairman and Chief Executive Officer. The contract provides for annual compensation, a signing bonus, stock award grants and stock option grants. In connection with the stock award grant, the company issued 90,000 shares of capital stock, at no cost, of which 55,000 shares are subject to restrictions that expire at various dates through August 1998. Compensation expense on the restricted shares will be charged to earnings over the employment contract term and have been recorded as unearned compensation of $497,000 at December 31, 1993 on the Consolidated Balance Sheet. In 1993, the company recognized $532,000 as compensation expense for these stock grants and $1,049,000 for all other provisions of this employment contract. The stock option grant provides for the purchase of 270,000 shares of capital stock of which 50,000 shares, exercisable at $13.625 per share at various dates through June, 1998, were granted under the 1986 Stock Option Plan. The remaining 220,000 shares were registered in 1993 and are exercisable at various prices, no less than market value on the date of grant ($11.625 to $17.9375 per share), at various dates. These options expire at various dates through June 2005.
    At December 31, 1993, 1992 and 1991, 1,465,917, 1,285,120 and 1,301,003
shares of capital stock, respectively, were reserved for options outstanding and for options which may be granted in the future.
    In December 1993, the company's Board of Directors adopted the 1994 Stock Incentive Plan, subject to stockholders' approval. The number of shares which may be issued under this plan is 1,250,000 and the plan includes stock options, alternative stock appreciation rights, cash payment rights, restricted shares, performance shares and other share awards.

11. INCOME TAXES:

Effective January 1, 1992, the company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates for years which taxes are expected to be paid or recovered. The cumulative effect of the accounting change was not material.
    Effective January 1, 1991, the company had adopted Statement of Financial Accounting Standard No. 96, "Accounting for Income Taxes." The cumulative effect of this accounting change on years prior to 1991 resulted in an increase in net income of $7,170,000, or $.26 per share. The effect of this change on 1991 income before the cumulative effect of the accounting change was not material.
    Income before income taxes from continuing operations consists of:

- - -----------------------------------------------------------------------------------------------------------
(in thousands)                                              1993                1992                 1991
- - -----------------------------------------------------------------------------------------------------------
Domestic                                                 $15,098             $ 8,102              $20,952
Foreign                                                    1,054               2,041                1,978
- - -----------------------------------------------------------------------------------------------------------
                                                         $16,152             $10,143              $22,930
===========================================================================================================

The components of the provision for income taxes from continuing operations are as follows:

- - -----------------------------------------------------------------------------------------------------------
(in thousands)                                              1993                1992                 1991
- - -----------------------------------------------------------------------------------------------------------
Current:
    Federal                                              $11,050             $ 2,650              $ 8,800
    State                                                  2,350               1,400                1,500
    Foreign                                                1,350               2,300                2,500
Deferred:
    Federal                                               (9,500)             (3,100)              (3,900)
    State                                                 (1,900)               (700)                 800
    Foreign                                                   --                (600)                (500)
    Tax credits amortized                                   (900)             (1,200)              (1,400)
- - -----------------------------------------------------------------------------------------------------------
                                                         $ 2,450             $   750              $ 7,800
===========================================================================================================

    The 1993 tax provision benefited from: an adjustment of $1,200,000 to deferred taxes for the enacted U.S. tax rate changes and an adjustment to the beginning of the year valuation allowance of $1,400,000 due to a change in the circumstances to recognize the realizability of deferred tax assets in future years.
    A reconciliation from the federal statutory tax rate to the effective tax rate for continuing operations follows:

- - -----------------------------------------------------------------------------------------------------------
% of pretax income                                          1993                1992                 1991
- - -----------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                  35.0                34.0                 34.0
Add (deduct) the tax effect of:
    Tax exempt interest                                     (7.3)              (10.7)                (3.2)
    Dividends received deduction                            (2.3)               (3.9)                (1.2)
    Investment credit                                       (3.9)               (7.8)                (4.0)
    Net adjustments to valuation allowance                  (8.5)                 --                   --
    Enacted rate change                                     (7.4)                 --                   --
    Other tax credits                                       (8.9)              (13.0)                (2.9)
    State and foreign income taxes                          11.7                 3.2                  8.2
    OTHER, NET                                               6.8                 5.6                  3.1
- - -----------------------------------------------------------------------------------------------------------
Effective tax rate                                          15.2                 7.4                 34.0
===========================================================================================================

The deferred tax assets and liabilities as of December 31, 1993 and 1992, are as follows:

- - -------------------------------------------------------------------------------------------------------------
                                                        1993                               1992
- - -------------------------------------------------------------------------------------------------------------
                                          DEFERRED TAX     DEFERRED TAX     Deferred Tax     Deferred Tax
(in thousands)                                  ASSETS      LIABILITIES           Assets      Liabilities
- - -------------------------------------------------------------------------------------------------------------
Depreciation, depletion and amortization            --          $26,572               --          $30,106
Employee benefits                             $ 56,387               --         $ 59,306               --
Coal loss provision                              6,604               --           17,344               --
Insurance policy reserves                       31,795               --           26,525               --
Deferred policy acquisition costs                   --           20,402               --           20,543
Due from reinsurers                                 --           11,267               --            9,336
Other                                           29,155            7,591           26,773            6,587
- - -------------------------------------------------------------------------------------------------------------
                                               123,941           65,832          129,948           66,572
- - -------------------------------------------------------------------------------------------------------------
VALUATION ALLOWANCE                              1,101               --            2,989               --
- - -------------------------------------------------------------------------------------------------------------
                                              $122,840          $65,832         $126,959          $66,572
=============================================================================================================

    Deferred investment tax credit amounted to $900,000 and $1,800,000 at December 31, 1993 and 1992, respectively.

12. EMPLOYEE RETIREMENT AND BENEFIT PLANS:

The company has noncontributory pension plans covering substantially all of its employees. Plans covering salaried employees provide pension benefits that are generally based on the employees' compensation and length of service. Plans covering hourly employees provide benefits of stated amounts for each year of service. The company's funding policy is based on an actuarially determined cost method allowable under statutory regulations.
    Net pension cost for 1993, 1992, and 1991 is summarized below:

- - ------------------------------------------------------------------------------------------------------------
(in thousands)                                                     1993             1992             1991
- - -------------------------------------------------------------------------------------------------------------
Service cost benefits earned during the period                 $  3,130         $  3,996         $  3,664
Interest cost                                                     8,840            8,584            8,569
Actual return on assets                                         (13,371)         (11,850)         (14,000)
Net amortization and deferral                                     1,325             (280)           2,127
- - ------------------------------------------------------------------------------------------------------------
Total pension cost (income)                                         (76)             450              360
Less: pension income of discountinued operations                     --             (945)            (710)
- - ------------------------------------------------------------------------------------------------------------
Pension cost (income) of continuing operations                  $   (76)        $  1,395         $  1,070
============================================================================================================

The funded status of the plan is reconciled to prepaid pension cost at December 31, 1993 and 1992, as follows:

- - ------------------------------------------------------------------------------------------------------------
(in thousands)                                                                      1993             1992
- - -------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily investments in IPG insurance
  contracts and pooled separate accounts                                        $135,807         $130,815
- - ------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation, including vested benefits of:
  1993--$112,052; 1992--$105,141                                                 120,001          108,065
Effect of future salary increases                                                 12,681           13,524
- - ------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                     132,682          121,589
- - ------------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligations                             3,125            9,226
Unrecognized net loss                                                             18,035           12,405
Unrecognized transition asset                                                    (12,737)         (14,208)
- - ------------------------------------------------------------------------------------------------------------
Prepaid pension cost                                                            $  8,423         $  7,423
============================================================================================================

Significant assumptions used in determining net pension cost and related pension obligations are:

- - ------------------------------------------------------
December 31,                  1993      1992      1991
- - ------------------------------------------------------
Discount rate                   7%    7 1/2%        7%
Rate of increase in
  compensation levels       4 1/2%    4 1/2%    3 3/4%
Expected long-term
  rate of return on assets      9%        9%        9%
======================================================

    Former hourly employees of the discontinued coal operations are covered by a pension plan of the United Mine Workers of America (UMWA). Former salaried coal employees are covered by the company's pension plan. Payments made to the plan administered by the UMWA were based on hours worked and were $526,000, $4,153,000 and $4,165,000 for 1993, 1992, and 1991, respectively. As a result of the company's decision to discontinue coal operations in 1992 (see Note 3), the company will withdraw from the UMWA plan resulting in an estimated withdrawal liability of approximately $11,000,000. In addition, in 1992 the company recognized a $4,519,000 pension curtailment gain related to the salaried coal employees. The withdrawal liability and the curtailment gain are reflected in the 1992 Consolidated Statement of Operations as a component of the loss on disposition related to the discontinued coal operations.
    The company has certain defined contribution plans including a Thrift and Stock Purchase Plan and an Employee Stock Ownership Plan. The 1993 and 1992 cost of these plans was $1,100,000 per year and in 1991 the cost was $3,300,000.
    In addition to providing pension benefits, Quaker State and certain of its subsidiaries provide health care and life insurance benefits for active and retired employees. These plans are unfunded, and the company retains the right to modify or eliminate these benefits.
    Effective January 1, 1992, the company adopted Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Standard requires the accrual method of accounting for postretirement health care and life insurance benefits based on actuarially determined costs to be recognized over the period the employee provides services to the company.
    As of January 1, 1992, the company recognized the full amount of its estimated accumulated postretirement benefit obligation on that date, which represents the present value of the estimated future benefits payable to current retirees and a pro rata portion of the estimated benefits payable to eligible active employees after retirement. The accounting change resulted in a one-time charge to 1992 earnings of approximately $62,600,000, net of taxes of $40,100,000, or $2.30 per share. Postretirement benefit expense other than pension, increased approximately $5,600,000 ($3,400,000 after tax, $.13 per share) due to the application of this new rule of which approximately
$3,600,000 ($2,200,000 after tax, $.08 per share) related to discontinued coal operations.
    The components of periodic expense for postretirement benefits in 1993 and 1992 were as follows:

- - ----------------------------------------------------------------
(in thousands)                               1993          1992
- - ----------------------------------------------------------------
Service costs of benefits earned           $  947       $ 1,865
Interest cost on liability                  7,300         8,485
Amortization of gain                         (240)           --
- - ----------------------------------------------------------------
Net periodic postretirement
  benefit cost                              8,007        10,350
- - ----------------------------------------------------------------
Less: discontinued coal
  operations cost                              --         6,344
- - ----------------------------------------------------------------
Continuing operations cost                 $8,007       $ 4,006
================================================================

    In 1991, postretirement benefit costs of $4,940,000 were charged to expense as paid.
    The accumulated postretirement benefit obligation (APBO) at December 31, 1993 and 1992, is summarized below:


- - ------------------------------------------------------
(in thousands)                    1993           1992
- - ------------------------------------------------------
Retirees                       $74,803        $67,345
Fully eligible active
  participants                   6,667         15,119
Other active participants       13,035          9,628
- - ------------------------------------------------------
APBO                            94,505         92,092
Unrecognized net gain             (875)            --
Less: current portion            5,000          5,000
- - ------------------------------------------------------
Long-term portion              $88,630        $87,092
======================================================

    As a result of the company's decision during 1992 to discontinue its coal operations (see Note 3), it recognized in 1992 a $16,206,000 curtailment gain related to its postretirement benefit plans other than pension plans. This curtailment gain is reflected in the 1992 Consolidated Statement of Operations as a component of the loss on disposition related to the discontinued coal operations.
    For measurement purposes, an 11% annual rate of increase in the per capita claims cost was assumed for 1994, declining gradually to 5% by the year 2002 and thereafter. The discount rate used to determine the APBO was 7.5% and 8.5% at December 31, 1993 and 1992, respectively, and the assumed long-term rate of compensation increase was 5% and 5.5%, respectively.
    The health care cost trend rate assumption has a significant effect on the APBO and net periodic benefit costs. A 1% increase in the trend rate for health care costs would have increased the APBO by 14% and service and interest costs by 13%.
    In 1993, the company adopted Statement of Financial Accounting Standard No. 112, "Employers' Accounting for Postemployment Benefits." This Standard requires the cost of benefits provided to former or inactive employees, after employment and before retirement, be recognized on the accrual basis of accounting. The cumulative effect of this accounting change was not material.

13. FINANCIAL RESULTS BY QUARTER:
    (unaudited)

Quarters Ended                                                March 31                        June 30
- - ------------------------------------               --------------------------        ---------------------------
(in thousands except per share data)                   1993              1992            1993             1992
- - ----------------------------------------------------------------------------------------------------------------
Revenues (a)                                       $179,802          $173,447        $195,092         $189,717
Gross profit (a)(b)(c)(d)                            52,272            52,863          58,117           58,228
Income from continuing
  operations (a)(f)(g)                                3,403             1,143           4,381            4,022
Loss from discontinued
  coal operations                                        --              (718)             --             (829)
Income (loss) before cumulative
  effect of accounting changes                        3,403               425           4,381            3,193
Cumulative effect of accounting
  changes (e)                                            --           (62,600)             --               --
Net income (loss)                                  $  3,403         $ (62,175)       $  4,381         $  3,193
================================================================================================================
PER SHARE:
Income from continuing operations                  $    .13          $    .04        $    .16         $    .15
Loss from discontinued coal operations                   --              (.03)             --             (.03)
Income (loss) before cumulative effect
  of accounting changes                                 .13               .01             .16              .12
Cumulative effect of accounting changes                  --             (2.30)             --               --
Net income (loss)                                       .13             (2.29)            .16              .12
Dividends                                               .20               .20             .20              .20
================================================================================================================

Quarters Ended                                              September 30                    December 31
- - ------------------------------------               --------------------------        ---------------------------
(in thousands except per share data)                   1993              1992            1993             1992
- - ----------------------------------------------------------------------------------------------------------------
Revenues (a)                                       $192,413          $187,232        $191,859         $173,996
Gross profit (a)(b)(c)(d)                            57,876            55,095          57,755           49,350
Income from continuing
  operations (a)(f)(g)                                3,976             2,560           1,942            1,668
Loss from discontinued
  coal operations                                        --            (1,665)             --          (37,429)
Income (loss) before cumulative
  effect of accounting changes                        3,976               895           1,942          (35,761)
Cumulative effect of accounting
  changes (e)                                            --                --              --               --
Net income (loss)                                  $  3,976          $    895        $  1,942        $ (35,761)
- - ----------------------------------------------------------------------------------------------------------------
PER SHARE:
Income from continuing operations                  $    .14          $    .10        $    .07         $    .06
Loss from discontinued coal operations                   --              (.06)             --            (1.38)
Income (loss) before cumulative effect
  of accounting changes                                 .14               .04             .07            (1.32)
Cumulative effect of accounting changes                  --                --              --               --
Net income (loss)                                       .14               .04             .07            (1.32)
Dividends                                               .10               .20             .10              .20
- - --------------------------------------------------------------------------------------------------------------

(a) In the fourth quarter of 1992, the company decided to exit the coal business and report it as a discontinued operation. Amounts exclude coal activities which are reported as loss from discontinued coal operations (see Note 3).
(b) Gross profit equals total sales and operating revenues and insurance revenues less cost of sales and operating costs (excluding depreciation, depletion and amortization), insurance contract and benefit costs and unusual items.
(c) Gross profit for the third and fourth quarters of 1993 was impacted negatively by the effect of LIFO liquidations of approximately $600,000 and $800,000, respectively, while the fourth quarter of 1992 was impacted favorably by $700,000.
(d) Includes a 1992 fourth quarter charge of $3,200,000 for assets to be replaced by future conversion of Minit-Lube stores to Q Lube facilities (see Note 2).
(e) Effective January 1, 1992, the company adopted Statement of Financial Accounting Standard No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Standard No. 109 "Accounting For Income Taxes" (see Notes 11 and 12).
(f) Income from continuing operations in the third quarter of 1993 was positively impacted by a one time benefit of $1,200,000 related to the change in U.S. corporate tax rate. Income from continuing operations in the fourth quarter of 1993 and 1992 was impacted positively by a change of $1,300,000 and $1,900,000, respectively, in the estimated taxes, resulting from a lower tax rate due to valuation allowance adjustments in 1993 and lower earnings in 1993 and 1992.
(g) Income from continuing operations in the third quarter of 1993 was negatively impacted by $3,300,000 after tax charge for a litigation matter at the Heritage Insurance Group (see Note 5). In the fourth quarter of 1993 an additional after tax charge of $3,300,000 was recorded to settle the litigation matter and an after tax charge of $1,000,000 was recorded to write down deferred policy acquisition costs. These fourth quarter charges were partially offset by realized investment gains of $5,500,000 ($3,600,000 after tax).


14. SUPPLEMENTAL CASH FLOW INFORMATION:

(in thousands)                                                     1993             1992             1991
- - ---------------------------------------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR:
  Interest, net of amounts capitalized                          $ 5,717          $ 6,126          $ 6,775
  Income taxes                                                    9,714           14,581           11,671
=========================================================================================================
NONCASH INVESTING ACTIVITIES:
  Supplemental receivable (Note 3)                                   --          $18,800               --
  Preferred stock                                                    --           10,000               --
=========================================================================================================

    In 1992, as a result of the bankruptcy of the purchaser of the McKean and Emlenton plants, the company eliminated preferred stock and deferred income, associated with the sale, from the Consolidated Balance Sheet.

15. SEGMENT INFORMATION:

    Segment information on the company's operations in different segments is contained on page 20 of this report.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Stockholders
Quaker State Corporation:

We have audited the accompanying consolidated balance sheets of Quaker State Corporation and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quaker State Corporation and Subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
    As discussed in Notes 11 and 12 of Notes to Consolidated Financial Statements, the company changed its method of accounting for postretirement benefits other than pensions in 1992 and accounting for income taxes in 1992 and 1991.

/s/ COOPERS & LYBRAND

600 Grant Street
Pittsburgh, Pennsylvania
January 25, 1994


QUAKER STATE (KSF) MARKET PRICES BY QUARTER

                                                                       1993          1992           1991
- - ------------------------------------------------------------------------------------------------------------
First Quarter                                          High            13            15  1/8        12  7/8
                                                       Low             11  1/8       12  7/8         9  3/4
                                                       Close           12  1/8       12  7/8        12  1/4
- - ---------------------------------------------------------------------------------------------------------------
Second Quarter                                         High            12  7/8       14  3/4        12  1/2
                                                       Low             11  1/4       12  1/4        10  1/2
                                                       Close           11  3/4       13  5/8        11
- - ---------------------------------------------------------------------------------------------------------------
Third Quarter                                          High            14  1/4       15             13  5/8
                                                       Low             11  3/4       10  1/2        11  1/8
                                                       Close           13  7/8       11  1/2        13  5/8
- - ---------------------------------------------------------------------------------------------------------------
Fourth Quarter                                         High            15            12  1/2        15  3/4
                                                       Low             12  1/8       10  5/8        11  7/8
                                                       Close           13  3/8       11  1/2        13
===============================================================================================================


36