Form 10-K, Exhibit 13
period 1994-12-31
QUAKER STATE CORP
filed 1995-03-28
CIK 81381

                                                                      Exhibit 13
- --------------------------------------------------------------------------------
FINANCIAL

- --------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

  The consolidated financial statements and related notes (pages 22 to 35) and information about the company's operations in different segments included on page 20 should be read as an integral part of this review.
  In 1994, Quaker State management made two strategic moves which had a significant impact on the 1994 operations. On August 31, 1994, consistent with the company's strategy to opportunistically exit non-core businesses, the company completed the sale of its wholly owned subsidiary, Heritage Insurance Group, Inc. (Heritage), to General Electric Capital Corporation for approximately $82,000,000 after satisfaction of certain intercompany obligations. Accordingly, the operating results of the insurance business, including the gain on the sale, have been segregated and reported as a discontinued operation in the accompanying Consolidated Statement of Operations for the year ended December 31, 1994. Prior year financial statements have been reclassified to conform to current year presentation. (Refer to Note 3 of Notes to Consolidated Financial Statements.)
  On September 30, 1994, the company acquired the stock of the Specialty Oil Companies (Specialty) and Westland Oil Company, Inc. (Westland) of Shreveport, Louisiana for $19,500,000 and 4,000,000 shares of capital stock valued at $57,750,000. The company also purchased certain related equipment for $1,500,000 and assumed approximately $40,000,000 of debt of the acquired companies. Specialty and Westland are engaged in the blending, packaging, sale and distribution of private label and branded lubricants, antifreeze and greases and the collection and transportation of used motor oil, brake fluid, antifreeze and used oil filters. This acquisition is consistent with the company's strategy to support and enhance its core lubricants and lubricant services business. It is expected that the acquisition will initially add over $300,000,000 in annual operating revenues and provide operating and marketing advantages that will enhance efficiencies and have a positive effect on operating results. The operating results of Specialty and Westland have been included in the accompanying consolidated financial statements from the date of acquisition. Specialty and Westland revenues and operating results are reported as part of the Motor Oil business segment.

CONSOLIDATED REVIEW OF OPERATIONS

   Quaker State reported net income of $18,766,000, or $.66 per share, in 1994 compared to $13,702,000, or $.50 per share, in 1993. Net income included discontinued insurance operations' income of $4,761,000, or $.17 per share, in 1994 compared to $3,810,000, or $.14 per share, in 1993. A net loss of $93,848,000, or $3.45 loss per share, was recorded in 1992. The 1992 loss includes several accounting adjustments totalling $102,300,000 for discontinuing the coal operations, implementing Financial Accounting Standards Board (FASB) Standard Nos. 106 and 109 and recording a charge for impaired assets. (Refer to Notes 4, 5, 12 and 13 of Notes to Consolidated Financial Statements.)
  Income from continuing operations in 1994 of $14,005,000, or $.49 per share, compared to $9,892,000, or $.36 per share, in 1993. Operating profit improvements, primarily based on sales volume increases over 1993, were realized at four of the business segments. At Q Lube, car counts increased 8% while operating profit rose 88%; natural gas volume at Natural Gas E&P went up 18% contributing to an operating profit increase of 74%; and automotive and heavy duty lighting sales volume rose 17% at Truck-Lite and resulted in a 105% increase in operating profits. Branded motor oil sales volume, including sales by Specialty and Westland in the fourth quarter, increased 7% in 1994 but higher selling, marketing, freight and administrative expenses of approximately $19,000,000 combined with a change in product mix reduced motor oil operating profit by 6%. Specialty and Westland contributed $654,000 of operating profit to the Motor Oil segment in 1994. The Docks operating results included a pre-tax gain of $1,100,000 from the termination of a pension plan in the fourth quarter of 1994. An increase in the 1994 consolidated effective tax rate resulted from higher income and adjustments in 1993 due to a federal tax rate change and a reduction in the valuation allowance.
  Income from continuing operations in 1993 improved 117% over 1992's total of $4,555,000, or $.17 per share. This increase resulted primarily from a $9,396,000 improvement in operating profits at Truck-Lite which experienced a sales volume increase of 19% along with reduced operating costs. In addition, Q Lube operating profits improved $4,287,000 primarily because 1992 results included a charge related to future conversions to the Q Lube name. Higher corporate interest income also contributed to the improved 1993 results. These improvements were partially offset by an operating profit decline in the Motor Oil segment. Increased promotion and advertising costs, a change in product sales mix and decreased motor oil volume negatively affected 1993 Motor Oil results. Increased income taxes also negatively impacted 1993 income from continuing operations.
  Sales and operating revenues from continuing operations for 1994 were $755,293,000 compared to $628,336,000 in 1993 and $609,952,000 in 1992. Higher
sales volumes at each of the major businesses accounted for the increased revenues in 1994, while a 19% increase in 1993 sales volume at Truck-Lite accounted for the increase in 1993 revenues.

MOTOR OIL

   Operating profits in 1994 declined 6% to $16,401,000 from $17,484,000 in 1993 and included $654,000 from the Specialty and Westland businesses acquired on September 30, 1994. Branded motor oil sales volume was 7% ahead of 1993 and automotive consumer product sales were up 20%. The increase in operating profits resulting from the higher sales volume was offset by the negative impact of a shift in product mix to more bulk sales where the gross margin is lower and an increase of approximately $19,000,000 in marketing, selling, freight and administrative expenses. These increased expenses resulted primarily from higher volumes and aggressive share-building programs geared towards developing additional sales volume. The company expects to continue this higher level of spending in 1995 to support its marketing strategy for branded motor oil. The company also recorded $1,700,000 of expenses and reserves associated with a lawsuit commenced against the company for alleged environmental violations at the Congo refinery. (Refer to Note 10 of Notes to Consolidated Financial Statements.)

  Revenues in 1994 of $541,205,000, including $71,416,000 from fourth quarter sales at Specialty and Westland, were 23% ahead of 1993's total of $439,283,000. This resulted from a 7% increase in branded motor oil volume and an additional 20% of automotive consumer product sales. Despite a 3% price increase for branded motor oil, effective September 1, 1994, the 1994 average sales price for these products declined due to a shift in product mix to bulk sales where the average sales price was 33% below that for packaged goods. Another price increase took effect on January 3, 1995, for branded motor oil and should improve gross margins throughout 1995. Gasoline, fuel oil and kerosene sales volumes were up 3% in 1994, but the average sales prices were down 4%.
  Operating profits in 1993 were 25% below profits of $23,336,000 in 1992. Several items contributed to the decline including: a 7% increase in promotion and advertising expenses, an 11% increase in freight costs related to a higher percentage of bulk motor oil sales, approximately $1,400,000 of LIFO inventory costs resulting from reduced inventory levels, an 8% drop in the average price of gasoline and fuel oil, a 2% decline in 1993 motor oil sales volume, and a charge of approximately $750,000 to close the St. Louis blending and warehouse facility.
  Motor Oil revenues declined $1,722,000 in 1993 from $441,005,000 in 1992. Slight increases in lube stock volume and automotive consumer product sales were offset by declines in the sale of gasoline, fuel oil and excess crude oil.

Q LUBE

   Operating profits in 1994 of $5,726,000 were up 88% compared to $3,045,000 in 1993. An 8% increase in the number of cars serviced in company stores primarily accounts for the improvement in operating results. Advertising, depreciation and repair and maintenance expenses increased $2,023,000. The higher sales volume and expenses resulted from the conversion of 67 company stores in 1994 to a new Q Lube format. This conversion will continue in 1995 with 100 additional company stores expected to be completed by the end of 1995.
  Q Lube revenues of $113,674,000 in 1994 were up 8% as a result of the increase in the number of cars serviced at company stores.
  The 1993 operating profits of $3,045,000 compared to an operating loss of $1,242,000 in 1992. The 1992 loss included an unusual charge of $3,200,000 representing the impairment of certain assets as a result of the planned conversion of existing Minit-Lube stores to Q Lube. Excluding the unusual item, operating profits were $1,958,000 in 1992. The company's divestiture of sixteen stores in unprofitable markets in the first quarter of 1993 and reduced operating expenses account for the improved 1993 operating profits.
  Revenues of $105,361,000 in 1993 were flat when compared to $104,398,000 in 1992 as total cars serviced and average ticket price remained about the same.

NATURAL GAS EXPLORATION AND PRODUCTION

   Operating profits improved 74% to $5,387,000 in 1994 compared to $3,103,000 in the prior year. The improvement resulted from an 18% increase in natural gas sales volume due in part to completion of the Stagecoach pipeline in southwestern New York. Average natural gas prices have declined $.22 per mcf, or 9%, since June 30, 1994 and are expected to remain at depressed levels throughout 1995, negatively impacting revenue and operating profit. Crude oil sales volume and average prices declined 12% and 11% in 1994. Depreciation and depletion expense increased $836,000, or 9%, over 1993 due to higher natural gas production.
  Operating revenues of $27,284,000 in 1994, compared to $25,313,000 in 1993, increased due to the higher natural gas sales volume offset, in part, by the decline in natural gas and crude oil average prices and lower crude oil volume.
  Operating profits of $3,103,000 in 1993 compared to $3,835,000 in 1992. The 19% decline in 1993 operating profits resulted from approximately $700,000 of additional dry hole expense due to an increase in exploratory drilling.
  Revenues in 1993 of $25,313,000 compared to $25,507,000 in 1992. Declines in crude oil sales volume and average sales price of 4% and 8% were partially offset by natural gas volume and average price increases of 3% and 2%.

TRUCK-LITE

   Truck-Lite had a record year in 1994 for both sales volume and operating profits. Sales volume increased 17% and resulted in operating profits of $11,756,000 which more than doubled 1993's operating profits of $5,731,000. Strong sales were recorded in both the automotive business and the heavy duty safety lighting business. Selling, general and administrative expenses were up $1,282,000 in 1994 as a result of higher legal, environmental and incentive costs. Operating results included a $1,500,000 charge recorded in the fourth quarter of 1994 to reserve for future losses associated with a contract to manufacture automotive safety lights. This coincides with a shift in strategy to focus more on the heavy duty truck and trailer lighting business in the future.
  Revenues in 1994 increased to $99,638,000 from $80,776,000 in 1993, due to the sales volume increase and a shift in product mix to higher priced products.
  Operating profits in 1993 increased to $5,731,000 compared to a loss of $3,665,000 in 1992, as a result of a 19% sales volume increase combined with manufacturing efficiencies and a 22% reduction in selling, general and administrative expenses. The 1992 operating loss included a $1,600,000 write-off of unrecoverable development costs.
  Revenues increased 26% to $80,776,000 from $63,878,000 in 1992 due to the higher sales volume.

DOCKS

   Operating profits in 1994 of $1,753,000 compared to $1,138,000 in 1993. The 1994 profits included a pre-tax gain of $1,100,000 from the termination of a pension plan in the fourth quarter of 1994. Revenues in 1994 of $2,997,000 compared to $2,955,000 in 1993.
  Operating profits in 1993 were $1,138,000 on revenues of $2,955,000 compared to operating profits of $2,137,000 on revenues of $5,319,000 in 1992. The decline in 1993 revenues and operating profits resulted from the sale of the U.S. dock operations in December 1992 and a new long-term contract at the Canadian dock operation.

CORPORATE

   Corporate expenses in 1994 increased $3,476,000 to $18,669,000 from $15,193,000 in 1993. Higher expenses for postretirement benefits, performance incentives and legal services account for this increase.

  Corporate income of $3,235,000 in 1994 included additional interest of $614,000 on the proceeds from the sale of Heritage. In 1993, corporate income was $2,730,000 compared to $187,000 in 1992. The 1993 income includes $1,120,000 of interest on an income tax refund and $1,484,000 of interest on supplemental payments from the December 30, 1992 sale of certain coal assets. (Refer to Note 4 of Notes to Consolidated Financial Statements.) Corporate expenses of $15,193,000 in 1993 did not change significantly from the prior year.
  Interest expense of $4,534,000 in 1994 is down 16% from 1993 due to lower average debt in 1994. Higher interest expense in 1993, over 1992, includes the cost of the 8.73 percent fixed rate private placement debt.
  The 1994 effective tax rate of 33% for continuing operations is higher than the 1993 rate of 22% due to higher income in 1994 and benefits in 1993 from an enacted federal rate change that increased the value of deferred tax assets, net adjustments to the valuation allowance and other credits. The company's effective tax rate for continuing operations in 1993 increased to 22% from 4% in 1992 primarily due to higher earnings. (Refer to Note 12 of Notes to Consolidated Financial Statements.)

LIQUIDITY AND FINANCIAL CONDITION

   Cash flow from operations was $37,562,000 in 1994 compared to $47,235,000 in 1993 and $31,825,000 in 1992. The decrease in 1994 versus 1993 cash flow from operations was due to increased working capital requirements. The increase in 1993 versus 1992 cash flow from operations resulted from higher income in continuing operations, reductions in working capital requirements and changes in the insurance operations. Net cash used by discontinued coal activities in 1994 and 1993 was approximately $14,700,000 and $10,000,000. It is expected that $9,000,000 of cash will be used in discontinued coal operations in 1995.
  Investing activities generated $5,543,000 of cash in 1994. Cash from the sale of Heritage of $76,851,000 combined with the sale of coal assets of $1,678,000 to provide $78,529,000 proceeds from the sale of discontinued operations. Cash used to purchase Specialty and Westland was $28,366,000. Capital expenditures were $36,444,000 in 1994 with 37% of that total spent by Motor Oil, 24% spent by Natural Gas Exploration and Production, and 31% spent by Q Lube. Proceeds from the sale of assets generated $4,556,000. Investment activity at Heritage used net cash of $12,732,000. Capital expenditures for 1995 are anticipated to be approximately $40,000,000. Approximately 60% is planned for use by Motor Oil, including Specialty and Westland, primarily for manufacturing upgrades and capital commitments to enhance long-term branded motor oil volume. Another 20% is allocated to Q Lube to convert company stores to the new Q Lube format.
  Financing activities required $28,928,000, which included dividends of $11,358,000. Total debt at December 31, 1994 was $73,249,000, including $21,950,000 from the Specialty and Westland acquisitions, compared to $51,450,000 at December 31, 1993 with a debt to capital ratio of 22.5% and 21.4%. The company currently has $68,200,000 of unused lines of credit.
  Working capital at December 31, 1994, stood at $101,439,000 with a ratio of current assets to current liabilities of 1.84 to 1 compared to $35,403,000 and
1.34 to 1 at December 31, 1993.

OTHER FINANCIAL INFORMATION

   Stockholders' equity at December 31, 1994 was $251,850,000 ($8.00 per share) compared to $188,750,000 ($6.93 per share) at December 31, 1993. The market price of capital stock was $14.00 per share at December 31, 1994. The net deferred tax asset recorded on the balance sheet at December 31, 1994 of $40,324,000 will be realized either through the carryback provisions of the tax law or recovered in the future through existing levels of taxable income from continuing operations.
  During 1994, the effect of inflation had a minor impact on the company's results of operations and the carrying value of its assets and liabilities. Historically, the company has been able to meet the effects of inflation through increased productivity, adjustments to selling prices and cost controls.
  Federal, state, and local environmental laws continue to have an impact on the company's operations. Compliance with such laws has been accomplished without a material effect on the company's financial position and results of operations.
  In December 1993, the United States commenced a lawsuit against the company in the U.S. District Court for the Northern District of West Virginia. The complaint alleges the company violated the federal Resource Conservation and Recovery Act and the Clean Air Act at the Congo refinery on various dates starting in 1980 and seeks civil penalties not to exceed $25,000 per day for each violation. The company intends to vigorously defend this lawsuit. In 1994, the company recorded a charge of $1,000,000 as its estimate of probable liability associated with this lawsuit.
  The company has been named as a party or a potentially responsible party in a number of government and private actions based on environmental laws and regulations. The company anticipates some liability for long-term remediation or reclamation at formerly owned facilities including three refineries and various coal operations.
  In April 1994, class actions were commenced in the U.S. District Court for the Western District of Pennsylvania against the company and two other refiners of Pennsylvania Grade crude oil. The complaints allege violations of Section 1 of the Sherman Act. The company believes there is no basis for the allegations in the complaints and intends to defend these matters vigorously.
  While it is impossible at this time to determine with certainty the ultimate outcome of all environmental and legal matters involving the company, the company has accrued for all items which are probable and can be reasonably estimated, and does not expect any material adverse effect on its financial position. However, it is possible that one or more of these matters may be decided against the company and could have a material impact on results of operations or cash flows in that period.
  It is the company's strategy to be a world-class marketer of quality lubricants and lubricant services, to build and enhance its lubricant services business, and to seek new lubricant businesses. The company will selectively expand globally and opportunistically exit non-core businesses.

- --------------------------------------------------------------------------------
SEGMENT INFORMATION

- --------------------------------------------------------------------------------



The company's operations are organized into five segments. The Motor Oil segment produces and markets lubricants and also sells related petroleum and automotive aftermarket products to distributors and national and regional retailers. On September 30, 1994, the company purchased the Specialty Oil Companies and Westland Oil Company, Inc. (Specialty/Westland). In addition to the above activities, the Specialty/Westland companies package, sell and distribute private label lubricants, antifreeze and greases and collect and transport used motor oil, brake fluid, antifreeze and used oil filters. The revenues and operating profits generated by the Specialty/ Westland companies from the date of acquisition to December 31, 1994, are included in the 1994 Motor Oil segment revenues and operating profits.

  Q Lube is the fast service automobile oil change and lubrication business operated through company owned and franchised centers.The Natural Gas Exploration and Production segment owns interests in, explores for, develops and operates natural gas and crude oil properties. Truck-Lite manufactures and sells automotive and heavy-duty truck lighting. The Dock operation is a bulk material handling dock accessible to Lake Superior at Thunder Bay, Ontario, Canada.

Intersegment sales are at market. Operating profits are total segment revenues less segment expenses. Corporate expenses are those which are not directly related to the company's segments. Corporate assets consist principally of deferred tax assets, cash and cash equivalents and assets not identifiable with the operations of a segment.

  Revenues and operating profits exclude Insurance, which was discontinued in the second quarter of 1994, and Coal, which was discontinued in the fourth quarter of 1992. (Refer to Notes 3 and 4 of Notes to Consolidated Financial Statements.)


- -------------------------------------------------------------
(in thousands)             1994         1993           1992
- -------------------------------------------------------------
REVENUES
Motor Oil
  Lubricants             $419,408      $343,767      $337,347
  Fuels                    47,874        48,351        53,651
  Other                    73,923        47,165        50,007
- -------------------------------------------------------------
  Total Motor Oil         541,205       439,283       441,005
Q-Lube                    113,674       105,361       104,398
Natural Gas E&P            27,284        25,313        25,507
Truck-Lite                 99,638        80,776        63,878
Docks                       2,997         2,955         5,319
Intersegment sales        (29,505)      (25,352)      (30,155)
- -------------------------------------------------------------
Total                    $755,293      $628,336      $609,952
=============================================================


  The amounts for intersegment eliminations included in revenues are as follows:

- -------------------------------------------------------------
(in thousands)             1994          1993          1992
- -------------------------------------------------------------
Motor Oil                  $24,880       $21,290      $21,950
Natural Gas E&P              4,625         4,062        8,205
- -------------------------------------------------------------
Total                      $29,505       $25,352      $30,155
=============================================================

OPERATING PROFITS
Motor Oil                  $16,401       $17,484      $23,336
- -------------------------------------------------------------
Q Lube                       5,726         3,045        1,958
  Unusual item (Note 5)          -             -       (3,200)
- -------------------------------------------------------------
  Total Q Lube               5,726         3,045       (1,242)
- -------------------------------------------------------------
Natural Gas E&P              5,387         3,103        3,835
Truck-Lite                  11,756         5,731       (3,665)
Docks                        1,753         1,138        2,137
- -------------------------------------------------------------
  Total operating profits   41,023        30,501       24,401
- -------------------------------------------------------------
Corporate income            3,235         2,730          187
Interest expense            (4,534)       (5,410)      (4,282)
Corporate expense          (18,669)      (15,193)     (15,570)
- -------------------------------------------------------------
Income from continuing
  operations before
  income taxes            $ 21,055      $ 12,628     $  4,736
=============================================================


IDENTIFIABLE ASSETS
Motor Oil                 $309,894      $144,687     $151,348
Q Lube                     113,733       114,703      122,692
Natural Gas E&P             45,168        47,872       49,300
Truck-Lite                  37,497        33,433       37,501
Docks                        2,481         2,112        3,438
Discontinued operations      4,281       341,307      306,494
- -------------------------------------------------------------
  Subtotal                 513,054       684,114      670,773
Corporate                  116,964        99,563      122,047
- -------------------------------------------------------------
Total                     $630,018      $783,677     $792,820
=============================================================

CAPITAL EXPENDITURES
Motor Oil                 $ 13,385      $ 11,459     $  7,523
Q Lube                      11,463         5,522        3,489
Natural Gas E&P              8,618        10,890        9,773
Truck-Lite                   2,978         1,884        1,583
Docks                            -             5          135
Discontinued operations          -             -        3,203
- -------------------------------------------------------------
Total                     $ 36,444      $ 29,760     $ 25,706
=============================================================

DEPRECIATION, DEPLETION AND AMORTIZATION
Motor Oil                 $ 12,784      $ 10,767     $ 10,680
Q Lube                       6,597         5,879        6,109
Natural Gas E&P             10,414         9,578        9,210
Truck-Lite                   2,426         2,496        2,393
Docks                           38            38          895
Discontinued operations          -             -        5,796
- -------------------------------------------------------------
Total                     $ 32,259      $ 28,758     $ 35,083
=============================================================


FIVE-YEAR SUMMARY OF NET INCOME AND COMPARATIVE STATISTICAL DATA
Quaker State Corporation and Subsidiaries



Years ended December 31                                  1994             1993             1992             1991          1990
- -------------------------------------------------------------------------------------------------------------------------------
(in thousands except per share and statistical data)
REVENUES
Sales and operating revenues                     $   755,293       $   628,336      $   609,952      $   593,350    $  665,064
Other, net                                             9,390             8,292            6,308            6,412         8,627
- -------------------------------------------------------------------------------------------------------------------------------
  Total                                              764,683           636,628          616,260          599,762       673,691
- -------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales and operating costs                    509,058           429,453          411,851          402,595       471,483
Selling, general and administrative                  197,196           160,068          162,401          143,099       143,386
Depreciation, depletion and amortization              32,259            28,758           29,287           28,847        29,769
Interest                                               5,115             5,721            4,785            4,567         5,172
Unusual items                                              -                 -            3,200(c)             -        (5,398)(d)
- -------------------------------------------------------------------------------------------------------------------------------
  Total                                              743,628           624,000          611,524          579,108       644,412
- -------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES                                  21,055            12,628            4,736           20,654        29,279
PROVISION FOR INCOME TAXES                             7,050             2,736              181            8,031        10,053
- -------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
  CUMULATIVE EFFECT OF ACCOUNTING CHANGES             14,005             9,892            4,555           12,623        19,226
INCOME (LOSS) FROM DISCONTINUED
  OPERATIONS(A)                                        4,761             3,810          (35,803)           2,916           331
- -------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGES                               18,766            13,702          (31,248)          15,539        19,557
CUMULATIVE EFFECT OF ACCOUNTING
  CHANGES (B)                                              -                 -          (62,600)           7,170             -
- -------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                $    18,766       $    13,702      $   (93,848)     $    22,709    $   19,557
===============================================================================================================================
PER SHARE:
Income from continuing operations before
  cumulative effect of accounting changes        $       .49       $       .36      $       .17      $       .47    $      .71
Income (loss) from discontinued operations (a)           .17               .14            (1.32)             .11           .01
Cumulative effect of accounting changes (b)                -                 -            (2.30)             .26             -
- -------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $       .66       $       .50      $     (3.45)     $       .84    $      .72
===============================================================================================================================
DIVIDENDS:
  Cash per share                                 $       .40       $       .60      $       .80      $       .80    $      .80
  Amount                                              11,358            16,310           21,720           21,704        21,700
Capital expenditures                                  36,444            29,760           25,706           32,037        40,178
Working capital                                      101,439            35,403           74,911           43,041        41,311
Total assets                                         630,018           783,677          792,820          751,496       757,229
Total debt                                            73,249            51,450           79,183           88,924        72,146
Stockholders' equity                                 251,850           188,750          191,194          307,790       304,511
Book value per share                                    8.00              6.93             7.04            11.34         11.23
- -------------------------------------------------------------------------------------------------------------------------------
Number of stockholders of record                      11,792            12,147           12,606           12,308        12,172
Weighted average capital and
  equivalent shares outstanding                   28,459,000        27,234,000       27,184,000       27,167,000    27,155,000
===============================================================================================================================


 a. In the second quarter of 1994 the company decided to exit the insurance business. Prior year amounts have been reclassified to exclude insurance activities. In the fourth quarter of 1992 the company decided to exit the coal business. These businesses have been reported as discontinued operations. Refer to Notes 3 and 4 of Notes to Consolidated Financial Statements.

 b. Cumulative effect of implementing Statement of Financial Accounting Standard No. 106, "Employers' Accounting For Postretirement Benefits Other Than Pensions" and Standard No. 109, "Accounting For Income Taxes" in 1992 and Standard No. 96, "Accounting For Income Taxes" in 1991. Refer to Notes 12 and 13 of Notes to Consolidated Financial Statements.


 c. Charge for assets to be replaced by future conversion of Minit-Lube stores to Q Lube facilities. Refer to Note 5 of Notes to Consolidated Financial Statements.

 d. Gain on the sale of the McKean and Emlenton facilities.




CONSOLIDATED STATEMENT OF OPERATIONS
Quaker State Corporation and Subsidiaries


Year ended December 31                                              1994          1993          1992
- ----------------------------------------------------------------------------------------------------
(in thousands except per share data)

REVENUES
Sales and operating revenues                                    $755,293      $628,336      $609,952
Other, net                                                         9,390         8,292         6,308
- ----------------------------------------------------------------------------------------------------
  Total                                                          764,683       636,628       616,260
- ----------------------------------------------------------------------------------------------------
COST AND EXPENSES
Cost of sales and operating costs                                509,058       429,453       411,851
Selling, general and administrative                              197,196       160,068       162,401
Depreciation, depletion and amortization                          32,259        28,758        29,287
Interest                                                           5,115         5,721         4,785
Unusual item (Note 5)                                                  _             -         3,200
- ----------------------------------------------------------------------------------------------------
  Total                                                          743,628       624,000       611,524
- ----------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
  AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES                     21,055        12,628         4,736
- ----------------------------------------------------------------------------------------------------
PROVISION FOR (BENEFIT FROM) INCOME TAXES (NOTE 12)
Current                                                            9,600        10,365         4,764
Deferred                                                          (2,550)       (7,629)       (4,583)
- ----------------------------------------------------------------------------------------------------
  Total                                                            7,050         2,736           181
- ----------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES                                    14,005         9,892         4,555
- ----------------------------------------------------------------------------------------------------
DISCONTINUED OPERATIONS (NOTE 3 AND 4)
Income from operations, net of taxes                               4,384         3,810         1,897
Income (loss) on disposition, net of taxes                           377             -       (37,700)
- ----------------------------------------------------------------------------------------------------
  Total                                                            4,761         3,810       (35,803)
- ----------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES      18,766        13,702       (31,248)
CUMULATIVE EFFECT OF ACCOUNTING CHANGES (NOTES 12 AND 13)              -             -       (62,600)
- ----------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                               $ 18,766      $ 13,702      $(93,848)
====================================================================================================
PER SHARE:
INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES                                  $    .49      $    .36      $    .17
INCOME (LOSS) FROM DISCONTINUED OPERATIONS                           .17           .14         (1.32)
CUMULATIVE EFFECT OF ACCOUNTING CHANGES                                -             -         (2.30)
- ----------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER SHARE                                     $    .66      $    .50      $  (3.45)
====================================================================================================


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Quaker State Corporation and Subsidiaries

Years ended December 31                                                            1994        1993         1992
- ----------------------------------------------------------------------------------------------------------------
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                              $ 18,766     $ 13,702    $(93,848)
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
     Depreciation, depletion and amortization                                    32,259       28,758      35,083
     Deferred income taxes and investment tax credit                              2,669        3,380      (4,900)
     Postretirement benefits other than pensions                                    826        2,810       5,600
     Unusual items--noncurrent                                                        -            -       3,200
     (Gain) loss on disposition of discontinued operations (Notes 3 and 4)         (377)           -      37,700
     Cumulative effect of changes in accounting principles
       (Notes 12 and 13)                                                              -            -      62,600
     Increase (decrease) from changes in:
       Receivables                                                               (2,168)       4,274      (5,711)
       Inventories                                                               (3,732)      12,036      (2,958)
       Other current assets                                                       4,743        2,265       8,304
       Accounts Payable                                                          (8,537)       3,267      (5,453)
       Accrued liabilities                                                      (11,434)     (25,028)    (17,753)
       Other                                                                        458       (8,621)      7,694
     Changes in discontinued insurance operations                                 4,089       10,392       2,267
- ----------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                      37,562       47,235      31,825
- ----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property and equipment                                  4,556        1,741       6,806
Capital expenditures                                                            (36,444)     (29,760)    (25,706)
Proceeds from sale of discontinued operations,
  net of discontinued operations cash (Notes 3 and 4)                            78,529        6,261      47,929
Discontinued insurance operations:
  Proceeds from sale of bonds and securities                                     47,781      105,052      41,520
  Purchase of bonds and securities                                              (60,513)    (112,206)    (46,786)
Acquisitions, net of cash acquired (Notes 2 and 15)                             (28,366)           -           -
- ----------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities                             5,543      (28,912)     23,763
- ----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                                                  (11,358)     (16,310)    (21,720)
Proceeds from long-term debt                                                        418)         223      93,918
Payments on long-term debt                                                      (17,988)     (27,956)   (101,535)
- ----------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                         (28,928)     (44,043)    (29,337)
- ----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                             14,177      (25,720)     26,251
- ----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year:
  Other than insurance                                                            6,220       34,146       9,305
  Discontinued insurance operations                                               9,408        7,202       5,792
- ----------------------------------------------------------------------------------------------------------------
Total cash and cash equivalents at beginning of year                             15,628       41,348      15,097
- ----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year:
  Other than insurance                                                           29,805        6,220      34,146
  Discontinued insurance operations                                                   -        9,408       7,202
- ----------------------------------------------------------------------------------------------------------------
TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $ 29,805     $ 15,628    $ 41,348
================================================================================================================


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET
Quaker State Corporation and Subsidiaries


December 31                                                    1994        1993
- -------------------------------------------------------------------------------
(in thousands except share data)

ASSETS
Current assets:
Cash and cash equivalents                                  $ 29,805    $  6,220
Accounts and notes receivable, less allowance of
  $2,185 in 1994 and $1,679 in 1993                          94,401      56,818
Inventories (Note 6)                                         73,604      40,103
Deferred income taxes (Note 12)                              11,790      18,375
Other current assets                                         12,540      17,468
- -------------------------------------------------------------------------------
  Total current assets                                      222,140     138,984
- -------------------------------------------------------------------------------
Property, plant and equipment, net of accumulated
   depreciation and depletion (Note 7)                      247,935     225,828
Other assets (Note 6)                                       159,943      82,903
- -------------------------------------------------------------------------------
  Total assets other than insurance                         630,018     447,715
- -------------------------------------------------------------------------------
Discontinued insurance assets (Note 3)                            -     335,962
- -------------------------------------------------------------------------------
TOTAL ASSETS                                               $630,018    $783,677
===============================================================================

LIABILITIES
Current liabilities:
Accounts payable                                           $ 58,500    $ 35,980
Accrued liabilities (Note 8)                                 58,487      67,339
Debt payable within one year                                  3,714         262
- -------------------------------------------------------------------------------
  Total current liabilities                                 120,701     103,581
- -------------------------------------------------------------------------------
Long-term debt, less debt payable within one year (Note 9)   69,535      51,188
Other long-term liabilities (Note 8)                        187,932     179,054
- -------------------------------------------------------------------------------
  Total liabilities other than insurance                    378,168     333,823
- -------------------------------------------------------------------------------
Discontinued insurance liabilities (Note 3)                       -     261,104
- -------------------------------------------------------------------------------
Commitments and contingencies (Note 10)

STOCKHOLDERS' EQUITY
Capital stock $1.00 par value; authorized shares,
  37,500,000; issued shares, 31,517,305 in 1994
  and 27,250,818 in 1993 (Note 11)                           31,517      27,251
Treasury stock, 33,498 shares, at cost                         (467)          -
Additional capital                                          120,131      63,044
Retained earnings (Note 9)                                  104,286      98,877
Cumulative foreign currency translation adjustment             (709)         75
Unearned compensation (Note 11)                              (2,908)       (497)
- -------------------------------------------------------------------------------
  Total stockholders' equity                                251,850     188,750
- -------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $630,018    $783,677
===============================================================================





The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Quaker State Corporation and Subsidiaries

                                                                                  Foreign
                                                                                 Currency
                                                    Capital     Additional       Retained  Translation      Unearned
(in thousands except shares and per share data)       Stock        Capital       Earnings   Adjustment  Compensation          Total
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1991                          $27,145       $ 61,921       $217,147      $ 1,577            --       $307,790
- -----------------------------------------------------------------------------------------------------------------------------------
  Net loss                                               --             --        (93,848)          --            --        (93,848)
  Cash dividends ($.80 per share)                        --             --        (21,720)          --            --        (21,720)
  7,183 shares of capital stock issued under
    stock option plan (Note 11)                           7             83             --           --            --             90
  Net changes in unrealized gains and losses
    on marketable equity securities of
    discontinued insurance operations                    --             --             56           --            --             56
  Change in foreign currency translation                 --             --             --       (1,174)           --         (1,174)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                           27,152         62,004        101,635          403            --        191,194
- -----------------------------------------------------------------------------------------------------------------------------------

  Net Income                                             --             --         13,702           --            --         13,702
  Cash dividends ($.60 per share)                        --             --        (16,310)          --            --        (16,310)
  98,963 shares of capital stock issued under
    stock option plans and employment
    contract (Note 11)                                   99          1,040             --           --       $  (497)           642
  Net changes in unrealized gains and losses
    on marketable equity securities of
    discontinued insurance operations                    --             --           (150)          --            --           (150)
  Change in foreign currency translation                 --             --             --         (328)           --           (328)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                           27,251         63,044         98,877           75          (497)       188,750
- -----------------------------------------------------------------------------------------------------------------------------------

  Net income                                             --             --         18,766           --            --         18,766
  Cash dividends ($.40 per share)                        --             --        (11,358)          --            --        (11,358)
  265,687 shares of capital stock issued under
    stock option and incentive plans (Note 11)          266          3,337             --           --        (2,411)         1,192
  Net changes in unrealized gains and losses
    on marketable equity securities of
    discontinued insurance operations                    --             --         (1,999)          --            --         (1,999)
  Change in foreign currency translation                 --             --             --         (784)           --           (784)
  4,000,000 shares issued for acquisition (Note 2)    4,000         53,750             --           --            --         57,750
  Purchase of 33,497 shares for treasury                (33)          (434)            --           --            --           (467)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE,  DECEMBER 31, 1994                         $31,484       $119,697       $104,286       $ (709)      $(2,908)      $251,850
====================================================================================================================================

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

      B. INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for all crude oil, the majority of company refined petroleum products and vehicular lighting.
For other inventories, including purchased finished lubricating oils and automotive aftermarket products, cost is determined on the first-in, first-out
(FIFO) basis.

      C. PROPERTY, PLANT AND EQUIPMENT, AT COST: Costs of buildings and equipment, other than natural gas and crude oil producing properties, are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life of property, are charged to expense as incurred. When property, plant and equipment is retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

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

      The company capitalizes interest cost as a part of constructing major facilities. Interest cost capitalized in 1994, 1993 and 1992 was not material.


      D. INCOME TAXES AND INVESTMENT CREDIT: The company uses the liability method of accounting for income taxes. The company accounts for investment credit on the deferral method which recognizes the investment credit as a reduction of the provision for income taxes over the life of the related assets.

      E. EARNINGS PER SHARE: The calculation of earnings per share is based on the weighted average number of shares of capital stock outstanding and capital stock equivalents which would arise from the exercise of stock options.

      F. PRE-OPENING COSTS: Costs associated with the opening of new fast service automobile lubrication centers are expensed as incurred.

      G. CASH EQUIVALENTS: The company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

      H. FOREIGN CURRENCY TRANSLATION: For all foreign operations the functional currency is the local currency. The assets and liabilities for the company's foreign operations are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. Exchange gains or losses are not material.

      I. ENVIRONMENTAL EXPENDITURES: Costs in connection with compliance and monitoring of compliance with existing environmental regulations as they relate to ongoing operations are expensed or capitalized as appropriate. Costs associated with remediation efforts resulting from prior activities are recorded no later than at the completion of an environmental site assessment.
A liability is recorded earlier if it is probable that a liability exists and a cost can be reasonably estimated. All cleanup estimates are based on current technology. Evaluations of the probability of potential insurance or other third party recoveries are made independently of the liability assessment. Environmental costs are capitalized only if they extend the life, increase the capacity, or improve the safety or efficiency of the property.

      J. INTANGIBLES: Goodwill and other intangible assets arising from acquisitions are being amortized on a straight line basis over periods not exceeding 40 years. The company regularly evaluates whether events or circumstances have occurred that indicate the intangible asset may not be recoverable. When factors indicate the asset may not be recoverable, the company uses an estimate of the related undiscounted future cash flows compared to the carrying value of intangibles to determine if an impairment exists. Adjustments are made if the sum of expected future net cash flows is less than carrying value.

      K. ADVERTISING COSTS: Advertising costs are expensed as incurred.

2. ACQUISITION:

      On September 30,1994, the company acquired all the stock of the Specialty Oil Companies (Specialty) and Westland Oil Company, Inc. (Westland) of Shreveport, Louisiana. Specialty was acquired for $19,500,000. The purchase price of Westland was 4,000,000 shares of capital stock with a market value of $57,750,000. The company also purchased certain related equipment for approximately $1,500,000 and assumed approximately $40,000,000 of debt of the acquired companies of which approximately $22,000,000 was satisfied by the company at the time of closing.

    The agreements also provide for the purchase by the company of certain real property used in the acquired companies' operations for $9,000,000 at a later date. The company indemnified the prior owners for certain loan obligations, tax-related and other liabilities.

    Specialty and Westland are engaged in the blending, packaging, sale and distribution of private label and branded lubricants, antifreeze and greases and the collection and transportation of used motor oil, brake fluid, antifreeze and used oil filters.

    The acquisition has been accounted for under the purchase method and, accordingly, the operating results of Specialty and Westland are included in the accompanying consolidated financial statements from the date of acquisition.

    The acquisition resulted in goodwill of $54,072,000 and other intangible assets, primarily covenants not to compete and brand names, of $26,525,000. These items are being amortized monthly on a straight-line basis over periods of 8 years for $6,525,000 of covenants not to compete and 40 years for the remaining intangible assets.

    The following summary is prepared on a pro forma basis as though
Specialty and Westland had been acquired as of the beginning of the periods presented, after including the impact of adjustments, such as amortization of intangible assets, the intercompany sales elimination, and related tax effects. The discontinued insurance operations have also been excluded.

- -------------------------------------------------------------------------------
(in thousands except                                         1994          1993
per share amounts)                                     (UNAUDITED)   (unaudited)
- -------------------------------------------------------------------------------
REVENUES                                               $1,007,071      $919,145
Income from
  continuing operations                                $   17,032      $ 12,407
Income per share from
  continuing operations                                $      .54      $    .40
- -------------------------------------------------------------------------------

    The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combining the operations.

3. DISCONTINUED INSURANCE OPERATIONS:

    On August 31, 1994, the company sold the stock of its wholly owned subsidiary, Heritage Insurance Group, Inc., to General Electric Capital Corporation for approximately $82,000,000 paid at the time of closing after satisfaction of certain intercompany obligations. Accordingly, the operating results of the insurance business, including the gain on the sale, have been segregated and reported as a discontinued operation in the accompanying Consolidated Statement of Operations. Prior year financial statements have been reclassified to conform to the current year presentation.

    A gain on the sale of $377,000, net of taxes of $2,695,000, was recorded in the third quarter. Taxes related to the sale included $1,969,000 to reflect the probable tax liability which will result from certain tax elections to be made by the purchaser. If the purchaser does not make such elections, the company will record $1,969,000 as additional gain on the sale of discontinued insurance operations at that time.

    Condensed income statements for the eight months ended August 31, 1994 and the years ended December 31, 1993 and 1992 are presented below:

- -------------------------------------------------------------------------------
(in thousands)                                   1994         1993         1992
- -------------------------------------------------------------------------------
Revenues                                     $ 87,566     $131,265     $114,440
Cost and expenses                             (82,392)    (127,741)    (109,033)
- -------------------------------------------------------------------------------
Income before income
 taxes                                          5,174        3,524        5,407
- -------------------------------------------------------------------------------
Provision for (benefit
 from) income taxes                               790         (286)         569
- -------------------------------------------------------------------------------
Net income                                    $ 4,384      $ 3,810      $ 4,838
===============================================================================

    The effective tax rates for discontinued insurance operations differ from the federal statutory rate due primarily to tax exempt interest and dividends received deductions.

    Effective January 1, 1994, the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which addresses the accounting and reporting for investments in equity securities that have readily determinable values and for investments in debt securities. This Standard did not have a material impact on the company's financial position and results of operations.

4. DISCONTINUED COAL OPERATIONS:

    In December 1992, the company discontinued its coal operations. The operating results of the coal business have been segregated and reported as a discontinued operation in the accompanying Consolidated Statement of Operations. The company recorded an estimated loss on disposal of $37,700,000, net of income tax benefits of $22,700,000.

    The sale of certain coal assets resulted in a payment to be received from the purchaser from 1994 through 2013 which was recorded as an $18,800,000 receivable, at present value at the time of the sale. Amounts in excess of the minimum payment may be received subject to the delivery requirements of a long-term coal sales agreement of the purchaser.

    The cessation of the coal operations continued throughout 1994 and 1993. No adjustments to the 1992 estimated loss on disposition were required as a result of 1994 and 1993 activity.

    The Condensed Statement of Operations relating to the discontinued coal operations for the year December 31, 1992 is presented below:

- --------------------------------------------------------
(in thousands)                                      1992
- --------------------------------------------------------
Revenues                                        $ 95,140
Costs and expenses                              (102,181)
- --------------------------------------------------------
Loss before income taxes                          (7,041)
Income tax benefit                                 4,100
- --------------------------------------------------------
Net loss                                        $ (2,941)
========================================================

        At December 31, 1994 and 1993, assets held for sale of approximately $2,200,000 and $4,400,000, respectively, related to the discontinued coal operations are classified as other current assets in the Consolidated Balance Sheet. Other liabilities at December 31, 1994 and 1993 related to the discontinued coal operations include workers' compensation and black lung liabilities of $21,300,000 and $24,300,000 and health care and death benefit liabilities of $23,400,000 and $25,700,000, respectively.

5. UNUSUAL ITEMS:

        In the fourth quarter of 1992, the company's fast lube subsidiary, Q Lube, Inc., recorded a pretax charge of $3,200,000 to reserve for the future replacement of signage and other assets impaired by the planned conversion of existing Minit-Lube stores to the Q Lube format.

6. INVENTORIES AND OTHER ASSETS:

        Inventories consist of:

- ---------------------------------------------------------------------------
(in thousands)                                           1994          1993
- ---------------------------------------------------------------------------

Crude oil                                             $ 1,490       $ 2,591
Finished and in-process
 petroleum products                                    49,252        23,225
Other                                                  22,862        14,287
- ---------------------------------------------------------------------------
Total                                                 $73,604       $40,103
===========================================================================

        The reserve to reduce the carrying value of inventories from current costs to the LIFO basis amounted to $20,267,000 in 1994 and $19,090,000 in 1993.

        At December 31, 1994 and 1993, $38,430,000 and $19,883,000,
respectively, of inventories were valued on the LIFO basis.

        During 1993 and 1992 certain inventory quantities were reduced resulting in liquidations of LIFO inventory. The effect of these liquidations was a decrease in net income of $900,000, or $.03 per share, in 1993 and an increase in net income of $400,000, or $.01 per share, in 1992.

        Other assets consist of:

- ------------------------------------------------------------------------------
(in thousands)                                              1994          1993
- ------------------------------------------------------------------------------

Goodwill                                                $ 58,656       $ 4,756
Other intangible assets                                   32,861         6,184
Deferred tax asset                                        28,534        34,524
Notes and royalties receivable                            28,726        27,998
Prepaid pension cost                                       9,483         8,423
Other                                                      1,683         1,018
- ------------------------------------------------------------------------------
Total                                                   $159,943       $82,903
==============================================================================


7. PROPERTY, PLANT AND EQUIPMENT:

        Major classes of property, including land and construction work in progress of $47,475,000 in 1994 and $49,652,000 in 1993 are:

- ------------------------------------------------------------------------------
(in thousands)                                              1994          1993
- ------------------------------------------------------------------------------

MOTOR OIL:
 Refining                                              $ 97,710       $ 97,453
 Marketing                                              126,360         98,425
Q LUBE                                                  122,611        118,316
NATURAL GAS E&P                                         209,983        210,942
TRUCK-LITE                                               31,341         33,595
DOCKS                                                    12,948         12,948
- ------------------------------------------------------------------------------
  Subtotal                                              600,953        571,679
Less: accumulated depreciation
 and depletion                                          353,018        345,851
- ------------------------------------------------------------------------------
Total                                                  $247,935       $225,828
==============================================================================

8. ACCRUED LIABILITIES, OTHER LONG-TERM LIABILITIES
AND ADVERTISING EXPENSES:

     Accrued liabilities include workers' compensation and health self-insurance, advertising accruals and accrued royalties of $5,704,000, $6,672,000 and $1,330,000, respectively, at December 31, 1994 and $6,888,000,
$9,255,000 and $7,013,000, respectively, at December 31, 1993.

     Other long-term liabilities include postretirement benefits, other employee benefits and environmental reserves of $91,206,000, $48,660,000 and $21,800,000, respectively, at December 31, 1994 and $90,380,000, $53,500,000 and
$18,200,000, respectively, at December 31, 1993.

     Advertising expenses were $77,791,000, $71,297,000 and $67,834,000 in
1994, 1993, and 1992, respectively.

9. LONG-TERM DEBT AND FINANCIAL INSTRUMENTS:

     Long-term debt consists of:

- ------------------------------------------------------------------------------
(in thousands)                                              1994          1993
- ------------------------------------------------------------------------------

Senior Notes due 2002 (a)                                $50,000       $50,000
Revolving credit loan due 1997 (b)                             -             -
Revolving credit loan due 1997 (c)                         9,000             -
Term loan due 1997 (c)                                    10,184             -
Others, 3% to 10.50% due
 in various installments to 2005                           4,065         1,450
- ------------------------------------------------------------------------------
 Subtotal                                                 73,249        51,450
Less: payments due within one year                         3,714           262
- ------------------------------------------------------------------------------
Total                                                    $69,535       $51,188
==============================================================================

     (a) On September 30, 1992, the company issued $50,000,000 of Senior Notes, due September 30, 2002. The notes have a fixed interest rate of 8.73%, are subject to an early prepayment premium and do not require payment on principal until maturity.

     (b) This agreement provides for a $45,000,000 revolving line of credit until June 30, 1997, with annual extensions available at the option of the lenders, and has a variable interest rate based, at the option of the com-pany, upon prime, LIBOR or CD rates for one, two, three or six month periods. The annual commitment fee is 1/4 percent of the average daily unborrowed funds.

(c) This agreement provides to the company's subsidiary, Westland Oil
    Company, Inc., a $15,000,000 revolving line of credit and a term loan for $10,720,000 until September 1,1997. The revolving line of credit and term loan have a variable interest rate based upon LIBOR rates plus one percent. The unpaid balance of the revolving line of credit is to be paid at termination date and the term loan is to be repaid in monthly install-ments until termination date. The revolving line of credit has an annual commitment fee of 1/4 percent of the average daily unborrowed funds. The loans are collateralized by Westland Oil Company, Inc.'s accounts receiv-able, inventory and cash funds. In addition, the loans are guaranteed by the current Vice Chairman and Chief Executive Officer, Motor Oil Division and a Vice President of the Motor Oil Division, both previous owners of Westland Oil Company, Inc.

    At December 31,1994, the company had unused bank lines of credit aggregating $68,200,000 providing for borrowings at various rates.

    The debt agreements contain various restrictions pertaining to tangible net worth, financial ratios, and dividends. Under the most restrictive of these provisions, approximately $19,700,000 of consolidated retained earnings at December 31,1994, was free of any restrictions as to payment of cash dividends.

    The aggregate long-term debt maturing in the next five years is approximately as follows: 1995-$3,714,000; 1996-$2,720,000; 1997-$15,444,000;
1998-$554,000; 1999-$493,000.

    The fair value of debt at December 31,1994 was $71,994,000 and for other financial instruments the fair value does not materially differ from the value reflected in the financial statements. The fair value of the instruments was based upon quoted market prices of the same or similar instruments or on a discounted basis using the rates available to the company for instruments of the same remaining maturity.

10. COMMITMENTS, RELATED PARTIES AND CONTINGENCIES:

    The company has operating leases for continuing operations in effect for equipment and facilities with initial terms ranging from 2 to 20 years, with renewal options generally being available. Future minimum annual rentals, net of estimated sublease rentals under operating leases of $13,900,000, during each of the next five years are: 1995-$14,300,000; 1996-$11,500,000;
1997-$10,600,000; 1998-$8,800,000; 1999-$7,200,000 and thereafter $56,500,000.

    Rental expense for continuing operations amounted to approximately $15,700,000 for 1994, $15,400,000 for 1993 and $15,800,000 for 1992, net of
sublease rentals of approximately $3,800,000 for 1994, $3,900,000 for 1993 and $3,600,000 for 1992.

    As part of its acquisition of the Specialty Oil Companies (refer to Note 2) the company assumed the terms of 10 operating leases, which expire in 2004, for facilities located throughout the southwest. These facilities are leased from a real estate firm that is owned, in part, by the current Vice Chairman and Chief Executive Officer of the Motor Oil Division. The amount paid for these leases since October 1994 was $376,000.

    On September 13,1994, the company's subsidiary, Q Lube Inc. (Q Lube), entered into license and construction agreements with Interline Resources Corporation (Interline) that provide for the exclusive use of Interline's used oil rerefining technology in North America and for the construction of facilities at which the rerefining process will be conducted by Q Lube. Under the agreement Q Lube could pay up to $9,400,000 over six years to maintain the exclusitivity rights; however, Q Lube is not obligated to pay in full for these rights. Q Lube paid $500,000 in 1994 for these rights.

    Westland Oil Company, Inc. regularly purchases lubricant base stocks from Calumet Lubricants Co., the President of which is a Director of the company. The amount of such purchases in the fourth quarter of 1994 was $393,000 at prices comparable to other purchases. In addition, in October 1994, the company and Legacy Resources Company (Legacy), a limited partnership in which the same Director owns partnership interests, entered into a farmout agreement for the development of certain oil and gas properties owned by the company. The amount paid to the company by Legacy was $364,000.

    In December 1993, the United States commenced a lawsuit against the company in the U.S. District Court for the Northern District of West Virginia. The complaint alleges the company violated the federal Resource Conservation and Recovery Act and the federal Clean Air Act at the Congo refinery on various dates starting in 1980 and seeks civil penalties not to exceed $25,000 per day for each violation. The company intends to vigorously defend this lawsuit. In 1994, the company recorded a charge of $1,000,000 as its estimate of probable liability associated with this lawsuit.

    In addition, the company has received notices from the EPA and others that it is a "potentially responsible party" relative to certain waste disposal sites identified by the EPA and may be required to share in the cost of cleanup. The company has accrued for all matters which are probable and can be reasonably estimated.

    In April 1994, purported class actions were commenced in the U.S.
District Court for the Western District of Pennsylvania against the company and two other oil companies. The complaints allege violations of Section 1 of the Sherman Act. The company believes there is no basis for the allegations in the complaint and intends to defend the matter vigorously.

    Contingent liabilities of an indeterminate amount exist in connection with suits and claims arising in the ordinary course of business.

    In the opinion of management, all matters discussed above are adequately accrued for or covered by insurance or, if not so provided for, are without merit or the disposition is not anticipated to have a material effect on the company's financial position; however, one or more of these matters could have a material effect on future quarterly or annual results of operations or cash flow when resolved.

11. STOCK OPTIONS AND MANAGEMENT COMPENSATION:

    The company has various stock option, incentive and award plans.

    Under these plans, options have been granted to employees to purchase capital stock at a price no less than 100% of the market value on the date of grant. Options granted may not be exercised for at least six months from the date of grant and substantially all options must be exercised within ten years of the date granted.

     Options issued prior to December 31, 1991, also provide for stock appreciation rights (SARs), which are an alternate form of settlement on an option giving an optionee the right, subject to certain conditions, to surrender an option or portion of an option and receive cash and/or shares of capital stock of the company, having a value equal to the appreciation on such option or portion thereof. The change in appreciation of the optioned shares most likely to be surrendered for SARs results in a charge or credit to income as applicable.

     In May 1994, the company's stockholders approved the 1994 Stock Incentive Plan. Under this plan, 1,250,000 shares may be issued and the plan includes stock options, SARs, cash payment rights, restricted shares, performance shares and other share awards. In 1994, 225,800 shares were issued under this plan to certain key employees as follows: (1) 165,800 performance restricted shares and
(2) 60,000 restricted shares. Of the 165,800 performance restricted shares, 65,800 shares are subject to forfeiture if certain three year performance goals are not met and are expensed as compensation expense over the performance period. The remaining 100,000 performance restricted shares are subject to forfeiture if the market price of the company's stock does not achieve specified levels prior to August 1999. Compensation expense will be recorded related to these shares upon achieving the specified stock market price levels. The 60,000 restricted shares are subject to certain employment restrictions that expire at various dates through July 1997 and are expensed as compensation expense over the restriction period. As a result of the grant of these shares, the company recognized $485,000 as compensation expense for 1994 and recorded unearned compensation of $2,624,000 at December 31, 1994 on the Consolidated Balance Sheet. Unearned compensation and related compensation expense are adjusted for the performance restricted shares based on the appreciation or depreciation in the company's stock market price.

     In May 1994, the company's stockholders also approved the 1994 Non-Employee Directors' Stock Option Plan. The number of shares which may be issued under this plan is 100,000. Each non-employee who is a member of the Board of Directors of the company is annually granted a non-statutory stock option to purchase 1,000 shares of the company's capital stock. The exercise price for each stock option is the fair market value of the stock on the date the stock option is granted. In 1994, 8,000 shares were granted under this plan.

     In conjunction with the acquisition of the Specialty and Westland Companies (refer to Note 2) employment contracts were issued to certain key employees of those companies. These contracts were for five years and included provisions for a base salary, grants of an aggregate of 390,000 stock options and non-competition clauses that extend three years beyond the end of the employment contracts. Expenses related to these contracts amounted to $237,000 since October 1994.

     During 1993, the company entered into an employment contract with Herbert
M. Baum who was named Chairman and Chief Executive Officer. In 1994 a new contract was executed that provides for annual compensation, a signing bonus, stock award grants and stock option grants. In connection with the stock award grant, the company issued 90,000 shares of capital stock, at no cost, of which 55,000 shares are subject to restrictions which expire at various dates through August 1998. Compensation expense is charged to earnings over the initial employment contract term.The unearned compensation related to these restricted grants was $284,000 and $497,000 at December 31, 1994 and 1993, respectively, on the Consolidated Balance Sheet. In 1994 and 1993, the company recognized $213,000 and $532,000, respectively, as compensation expense for these stock grants and approximately $800,000 and $1,000,000, respectively, for all other provisions of this employment contract. The stock option grant provides for the purchase of 270,000 shares of capital stock at various prices, no less than market value on the date of grant ($11.625 to $17.935), at various dates. These options expire at various dates through June 2005.

     The options outstanding at the end of 1994 were exercisable at $9.4375 to $26.4375 per share except for 648,500 shares which will become exercisable between March 29, 1995 and October 27, 1999 at a range of $11.625 to $17.9375. At December 31, 1994 and 1993, 905,449 and 122,013 shares of capital stock, respectively, are available for grant.

     At December 31, 1994, 1993 and 1992, 2,512,520, 1,465,917 and 1,285,120
shares of capital stock, respectively, were reserved for options outstanding and for options or other awards which may be granted in the future.

     Information with respect to shares under option for the aforementioned plans is summarized below:


Caption>
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                             1994             1993            1992
- -----------------------------------------------------------------------------------------------------------------------------------
Outstanding stock options at the beginning of year                                      1,343,904        1,073,414          911,094
Options granted during the year:
  1994, $13.375 to $16.50 per share
  1993, $11.625 to $17.9375 per share
  1992, $12.4375 per share                                                                434,000          378,200          245,250
  Options exercised at $13.125 to $15.9375                                                (40,704)          (8,963)          (7,183)
Options surrendered upon exercise of SARs                                                 (49,296)         (24,287)         (30,567)
Options lapsed and cancelled                                                              (80,833)         (74,460)         (45,180)
- -----------------------------------------------------------------------------------------------------------------------------------
Outstanding stock options at end of year                                                1,607,071        1,343,904        1,073,414
===================================================================================================================================


12. INCOME TAXES:

     Effective January 1, 1992, the company adopted Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes." The cumulative effect of the accounting change was not material.

     Income before income taxes from continuing operations consists of:



- -------------------------------------------------------------------------------
(in thousands)                                   1994         1993         1992
- -------------------------------------------------------------------------------
Domestic                                      $18,301      $11,574       $2,695
Foreign                                         2,754        1,054        2,041
- -------------------------------------------------------------------------------
Total                                         $21,055      $12,628       $4,736
===============================================================================

    The components of the provision for income taxes from continuing operations are as follows:




- -------------------------------------------------------------------------------
(in thousands)                                  1994          1993         1992
- -------------------------------------------------------------------------------
Current:
  Federal                                    $ 6,900       $ 6,665      $ 1,064
  State                                        1,000         2,350        1,400
  Foreign                                      1,700         1,350        2,300
Deferred:
  Federal                                     (1,950)       (4,829)      (2,083)
  State                                            -        (1,900)        (700)
  Foreign                                       (200)            -         (600)
  Tax credits amortized                         (400)         (900)      (1,200)
- -------------------------------------------------------------------------------
Total                                        $ 7,050       $ 2,736       $  181
===============================================================================



     The 1993 tax provision benefited from an adjustment of $1,200,000 to deferred taxes for the enacted U.S. tax rate changes and an adjustment to the beginning of the year valuation allowance of $1,400,000 to recognize the realizability of deferred tax assets in future years. A reconciliation from the federal statutory tax rate to the effective tax rate for continuing operations follows:

- -------------------------------------------------------------------------------
(% of pretax income)                             1994         1993         1992
- -------------------------------------------------------------------------------

Federal statutory tax rate                       35.0         35.0         34.0
Add (deduct) the tax effect of:
  Investment credit                              (1.8)        (5.0)       (16.6)
  Nonconventional fuels credits                  (4.3)        (9.8)       (26.7)
  Net adjustments to
    valuation allowance                             -        (10.8)           -
  Enacted rate change                               -         (9.5)           -
  Other tax credits                              (0.9)        (1.6)        (1.1)
  State and foreign income taxes                  4.4         10.0          6.9
  Other, net                                      1.1         13.4          7.3
- -------------------------------------------------------------------------------
Effective tax rate                               33.5         21.7          3.8
===============================================================================

     The deferred tax assets and liabilities as of December 31, 1994, and 1993 are as follows:

Caption>
- -----------------------------------------------------------------------------------------------------------------------------------
                                                       DEFERRED TAX         DEFERRED TAX          DEFERRED TAX         DEFERRED TAX
                                                             ASSETS          LIABILITIES                ASSETS          LIABILITIES
- -----------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                 1994                 1994                  1993                 1993
- -----------------------------------------------------------------------------------------------------------------------------------
Depreciation, depletion and amortization                         --              $32,553                    --              $26,572
Employee benefits                                           $56,287                   --              $ 56,387                   --
Coal loss provision                                           1,436                   --                 6,604                   --
Insurance policy reserves                                        --                   --                31,795                   --
Deferred policy acquisition costs                                --                   --                    --               20,402
Due from reinsurers                                              --                   --                    --               11,267
Environmental reserves                                        8,308                   --                 7,278                   --
Other                                                        14,980                7,595                21,877                7,591
- -----------------------------------------------------------------------------------------------------------------------------------
  Subtotal                                                   81,011               40,148               123,941               65,832
- -----------------------------------------------------------------------------------------------------------------------------------
Valuation allowance                                             539                   --                 1,101                   --
- -----------------------------------------------------------------------------------------------------------------------------------
Total                                                       $80,472              $40,148              $122,840              $65,832
===================================================================================================================================


     Deferred investment tax credit amounted to $600,000 and $900,000 at December 31, 1994 and 1993, respectively.

13. EMPLOYEE RETIREMENT AND BENEFIT PLANS:

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

     Net pension cost for 1994, 1993, 1992 is summarized below:

- -----------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                                   1994           1993           1992
- -----------------------------------------------------------------------------------------------------------------------------------
Service cost benefits earned during the period                                               $  3,675       $  3,130       $  3,996
Interest cost                                                                                   9,015          8,840          8,584
Actual return on assets                                                                        (1,025)       (13,371)       (11,850)
Net amortization and deferral                                                                 (11,188)         1,325           (280)
- -----------------------------------------------------------------------------------------------------------------------------------
Total pension cost (income)                                                                       477            (76)           450
Less: pension cost (income) of discontinued operations                                            186            204           (753)
- -----------------------------------------------------------------------------------------------------------------------------------
Pension cost (income) of continuing operations                                               $    291       $   (280)      $  1,203
===================================================================================================================================

     The funded status of the plans is reconciled to prepaid pension cost at December 31, 1994 and 1993 as follows:

- -----------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                                                1994             1993
- -----------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily investments in IPG insurance contracts
  and pooled separate accounts                                                                            $127,623         $135,807
- -----------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation, including vested benefits of:
  1994-$104,320; 1993-$112,052                                                                             111,640          120,001
Effect of future salary increases                                                                           11,692           12,681
- -----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                                               123,332          132,682
- -----------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit
  obligations                                                                                                4,291            3,125
Unrecognized net loss                                                                                       16,458           18,035
Unrecognized transition asset                                                                              (11,266)         (12,737)
- -----------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost                                                                                      $  9,483         $  8,423
===================================================================================================================================

     Significant assumptions used in determining net pension costs and related pension obigations are:

- ------------------------------------------------------------------------------
December 31,                                        1994        1993      1992
- ------------------------------------------------------------------------------
Discount rate                                          8%          7%     71/2%
Rate of increase in compensation levels             41/2%       41/2%     41/2%
Expected long-term rate of return on assets            9%          9%        9%
==============================================================================

     Former hourly employees of the discontinued coal operations are covered by a pension plan of the United Mine Workers of America (UMWA). Former salaried coal employees are covered by the company's pension plan. Payments made to the plan administered by the UMWA were based on hours worked and were $526,000 and $4,153,000 for 1993 and 1992. As a result of the company's decision to discontinue coal operations in 1992 (refer to Note 4), the company will withdraw from the UMWA plan resulting in an estimated withdrawal liability of approximately $11,000,000. In addition, in 1992 the company recognized a $4,519,000 pension curtailment gain related to the salaried coal employees. The withdrawal liability and the curtailment gain are reflected in the 1992 Consolidated Statement of Operations as a component of the loss on disposition related to the discontinued coal operations.

     In 1994, the Docks operation terminated a pension plan that resulted in a pre-tax gain of $1,100,000.

     The company has certain defined contribution plans including a Thrift and Stock Purchase Plan and an Employee Stock Ownership Plan. The 1994 cost of these plans was $2,450,000 and the 1993 and 1992 cost of these plans was $1,100,000 per year.

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

     As of January 1, 1992, the company recognized the full amount of its estimated accumulated postretirement benefit obligation on that date, which represented the present value of the estimated future benefits payable to current retirees and a pro rata portion of the estimated benefits payable to eligible active employees after retirement. The accounting change resulted in a one-time charge to 1992 earnings of approximately $62,600,000, net of taxes of $40,100,000, or $2.30 per share. The components of periodic expense for postretirement benefits in 1994, 1993 and 1992 were as follows:

- --------------------------------------------------------------------------------
(in thousands)                                     1994        1993         1992
- --------------------------------------------------------------------------------
Service costs of benefits earned                 $  805      $  947      $ 1,865
Interest cost on liability                        6,812       7,300        8,485
Amortization of gain                               (115)       (240)           -
- --------------------------------------------------------------------------------
Net periodic postretirement benefit cost          7,502       8,007       10,350
- --------------------------------------------------------------------------------
Less: discontinued coal operations cost               -           -        6,344
- --------------------------------------------------------------------------------
Continuing operations cost                       $7,502      $8,007      $ 4,006
- --------------------------------------------------------------------------------

     The accumulated postretirement benefit obligation (APBO) at December 31, 1994 and 1993 is summarized below:

- -------------------------------------------------------------------------------
(in thousands)                                             1994            1993
- -------------------------------------------------------------------------------
Retirees                                                $74,154         $74,803
Fully eligible active participants                        6,906           6,667
Other active participants                                 9,910          13,035
- -------------------------------------------------------------------------------
APBO                                                     90,970          94,505
Unrecognized net gain                                     5,236             875
Less: current portion                                    (5,000)         (5,000)
- -------------------------------------------------------------------------------
Long-term portion                                       $91,206         $90,380
===============================================================================

     As a result of the company's decision during 1992 to discontinue its coal operations (refer to Note 4), it recognized in 1992 a $16,206,000 curtailment gain related to its postretirement benefit plans other than pension plans. This curtailment gain is reflected in the 1992 Consolidated Statement of Operations as a component of the loss on disposition related to the discontinued coal operations.

     For measurement purposes, a 10% annual rate of increase in the per capita claims cost was assumed for 1995, declining gradually to 5% by the year 2002 and thereafter.

     Significant assumptions used in determining postretirement benefit expenses and accumulated postretirement benefit obligations are:

- -------------------------------------------------------------------------------
December 31,                               1994             1993           1992
- -------------------------------------------------------------------------------
Discount rate                                 8%           7-1/2%         8-1/2%
Rate of increase in compensation levels   4-1/2%               5%         5-1/2%
===============================================================================

     The health care cost trend rate assumption has a significant effect on the APBO and net periodic benefit costs. A 1% increase in the trend rate for health care costs would have increased the APBO at December 31, 1994 by 11% and 1994 service and interest costs by 12%.

     In 1993, the company adopted Statement of Financial Accounting Standard No. 112, "Employers' Accounting for Postemployment Benefits." This Standard requires the cost of benefits provided to former or inactive employees, after employment and before retirement, be recognized on the accrual basis of accounting. The cumulative effect of this accounting change was not material.

14. FINANCIAL RESULTS BY QUARTER:
    (unaudited)

Quarters Ended                                     March 31                June 30            September 30          December 31
- ---------------------------------------------------------------------------------------------------------------------------------
(in thousands except per share data)            1994       1993       1994        1993      1994       1993       1994       1993
- ---------------------------------------------------------------------------------------------------------------------------------
Revenues (a)                                $175,478   $150,368   $168,192    $163,722  $184,427   $159,432   $227,196   $154,814
Gross profit (a)(b)(c)(d)                     63,464     46,907     56,531      51,786    60,102     51,293     66,138     48,897
Income from continuing
  operations (a)(e)                            3,819      1,831      3,548       2,294     3,922      4,943      2,716        824
Income (loss) from
  discontinued operations                      1,764      1,572      1,521       2,087     1,476       (967)         -      1,118
Net income                                  $  5,583   $  3,403   $  5,069    $  4,381  $  5,398   $  3,976   $  2,716   $  1,942
=================================================================================================================================
PER SHARE:
Income from continuing
  operations                                $    .14   $    .07   $    .13    $    .08  $    .14   $    .18   $    .09   $    .03
Income (loss) from
  discontinued operations                        .06        .06        .06         .08       .05       (.04)         -        .04
Net income                                       .20        .13        .19         .16       .19        .14        .09        .07
Dividends                                        .10        .20        .10         .20       .10        .10        .10        .10
=================================================================================================================================

(a) In the second quarter of 1994, the company decided to exit the insurance business and report it as a discontinued
    operation. Amounts exclude insurance activities which are reported as income from discontinued operations (refer to Note 3).

(b) Gross profit equals total sales and operating revenues less cost of sales and operating costs (excluding depreciation, depletion and amortization) and unusual items.

(c) Gross profit for the third and fourth quarter of 1993 was impacted negatively by the effect of LIFO liquidations of approximately $600,000 and $800,000.

(d) Truck-Lite operating results included a $1,500,000 charge recorded in the fourth quarter of 1994 to reserve for future losses associated with a contract to manufacture automotive safety lights.

(e) Income from continuing operations in the third quarter of 1994 and 1993 was positively impacted by a change of
    $1,400,000 due to a reduction in the estimated state tax rate and additional tax credits and a one-time benefit of $1,200,000 related to the change in U.S. corporate tax rate, respectively. Income from continuing operations in the fourth quarter of 1993 was impacted positively by a change of $1,300,000 in estimated taxes, resulting from a lower tax rate due to valuation allowance adjustments and lower earnings in 1993.

15. SUPPLEMENTAL CASH FLOW INFORMATION:
- --------------------------------------------------------------------------------


- -------------------------------------------------------------------------------
(in thousands)                                      1994        1993      1992
- -------------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR:
  Interest, net of amounts capitalized           $  5,101    $  5,717    $ 6,126
  Income taxes                                      9,174       9,714     14,581
================================================================================
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Supplemental receivable (Note 4)                     --          --    $18,800
  Preferred stock                                      --          --     10,000
  Capital stock issued for acquisition
    (Note 2)                                     $ 57,750          --         --
  Capital stock issued under incentive
    plan (Note 11)                                  3,109          --         --
================================================================================
DETAILS OF ACQUISITION (NOTE 2):
  Fair value of assets acquired                  $171,219          --         --
  Liabilities assumed                              82,748          --         --
  Stock issued                                     57,750          --         --
- --------------------------------------------------------------------------------
  Cash paid                                        30,721          --         --
Less: cash acquired                                 2,355          --         --
- --------------------------------------------------------------------------------
Net cash paid for acquisition                    $ 28,366          --         --
================================================================================

    In 1992, as a result of the bankruptcy of the purchaser of the McKean and Emlenton plants, the company eliminated preferred stock and deferred income, associated with the sale, from the Consolidated Balance Sheet.

16. SEGMENT INFORMATION:

    Information on the company's operations in different segments is contained on page 20 of this report.


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Stockholders
Quaker State Corporation:

    We have audited the accompanying consolidated balance sheets of Quaker State Corporation and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quaker
State Corporation and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in Notes 12 and 13 of Notes to Consolidated Financial Statements, the company changed its method of accounting for income taxes and postretirement benefits other than pensions in 1992.



Coopers & Lybrand L.L.P.

600 Grant Street
Pittsburgh, Pennsylvania
January 25, 1995

MANAGEMENT REPORT

     The consolidated financial statements of Quaker State Corporation (the company) and other financial information appearing in this report have been prepared at the direction of the management of the company, which is responsible for their integrity and objectivity. The statements, which were prepared in conformity with generally accepted accounting principles, reflect estimates, where appropriate, based upon the judgment of management.

     The company's system of internal accounting control is designed to provide reasonable assurance that the financial statements and other financial information are fairly presented and that the assets of the company are safeguarded. This system of internal control includes both administrative and accounting controls with each supplementing the other and both being complemented by an effective control environment.

     As part of the internal control system, the company has a Statement of Ethical Values and Code of Business Conduct. All directors, officers and key employees are required to submit annually a signed statement regarding compliance with these policies.

     The Internal Audit Department of the company reviews, evaluates, monitors, and makes recommendations on both administrative and accounting controls and thus acts as an integral, but independent, part of the control system. A staff of professional auditors performs audits at reasonable intervals throughout the company and its subsidiaries.

     The Audit Committee of the Board of Directors, consisting of three outside directors, is directly responsible for assuring that management fulfills its financial reporting responsibility and for monitoring the corporate audit function. Both the internal auditors and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

QUAKER STATE (KSF) MARKET PRICES BY QUARTER
- ----------------------------------------------------------------------------------------------------------------------
                                                                                    1994           1993           1992
- ----------------------------------------------------------------------------------------------------------------------
First Quarter                                                        High         14-3/8         13             15-1/8
                                                                     Low          12-5/8         11-1/8         12-7/8
                                                                     Close        13             12-1/8         12-7/8
- ----------------------------------------------------------------------------------------------------------------------
Second Quarter                                                       High         16-1/8         12-7/8         14-3/4
                                                                     Low          12-3/4         11-1/4         12-1/4
                                                                     Close        14             11-3/4         13-5/8
- ----------------------------------------------------------------------------------------------------------------------
Third Quarter                                                        High         15-3/8         14-1/4         15
                                                                     Low          13-1/2         11-3/4         10-1/2
                                                                     Close        14-1/2         13-7/8         11-1/2
- ----------------------------------------------------------------------------------------------------------------------
Fourth Quarter                                                       High         14-1/2         15             12-1/2
                                                                     Low          13             12-1/8         10-5/8
                                                                     Close        14             13-3/8         11-1/2
======================================================================================================================