Form 10-K405, Exhibit 13
period 1995-12-31
QUAKER STATE CORP
filed 1996-03-29
CIK 81381

                                                                      EXHIBIT 13



FINANCIAL SUMMARY


16       Management's discussion and analysis
18       Segment information
20       Five-year statistical summary
21       Financial statements
25       Notes to financial statements
         1.    Summary of significant accounting policies
         2.    Acquisitions
26       3.    Usual items
         4.    Income taxes
27       5.    Discontinued operations
28       6.    Inventories
         7.    Property, plant and equipment
         8.    Other assets
         9.    Long-term debt and financial instruments
29       10.   Other long-term liabilities
         11.   Commitments, contingencies and related parties
30       12.   Stock options and management incentive plans
31       13.   Employee benefit plans
32       14.   Supplemental cash flow information
         15.   Segment information
33       16.   Financial results by quarter
34       Report of independent accountants and Management report
35       Market prices by quarters
36       Board of Directors, Officers and Divisions

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The consolidated financial statements and related notes (pages 21 to 33) and the segment information included on pages 18 to 19 should be read as an integral part of this review.

         In 1995, the company made significant progress in focusing on its core business of lubricant and lubricant services, by selling the assets of its Natural Gas Exploration and Production Division, acquiring Slick 50, Inc., and moving its Motor Oil Division and corporate headquarters to the Dallas, Texas area.

         In April 1995, the company announced plans to relocate the corporate headquarters, the headquarters of its Motor Oil Division and the headquarters of certain of its subsidiaries to the Dallas, Texas area. The restructuring program was aimed at integrating recent acquisitions, consolidating management and administrative activities and streamlining operations. Total restructuring costs were $22.6 million, $13.8 million after tax. (See Note 3 to the Consolidated Financial Statements.) The company currently estimates that upon the completion of its restructuring program in 1996, it will realize an annualized reduction in operating costs of up to $10 million.

         In July 1995, the company acquired Slick 50, Inc. (Slick 50), a marketer of automotive engine treatments and related automotive chemicals, for $22.6 million in cash, 1,260,403 shares of the company's capital stock and paid $11 million in satisfaction of certain Slick 50 indebtedness. Additional consideration may be payable in the event that certain financial performance levels are achieved by Slick 50 during 1996, 1997 and 1998, subject to offset for indemnification obligations of Slick 50 stockholders. It is expected that the Slick 50 acquisition will add over $80 million in annual revenues. The revenues and operating results of Slick 50 are reported as part of the Motor Oil segment.

         During 1995, the company completed the sale of the assets of its Natural Gas Exploration and Production Division (E&P) for $67.7 million. The company recognized a pretax gain of $19.5 million, $12 million after tax, as a result of the sale. Accordingly, the operating results of E&P, including the gain on the sale have been excluded from continuing operations and reclassified as discontinued operations in the accompanying Consolidated Statement of Income for each of the three years ended December 31, 1995.

         These actions accompanied by the company's 1994 sale of Heritage Insurance Group, Inc. (Heritage) (see Note 5 to the Consolidated Financial Statements) and acquisition of Specialty Oil Companies (Specialty) and Westland Oil Company, Inc. (Westland) (see Note 2 to the Consolidated Financial Statements) have enhanced the company's core lubricant and lubricant services businesses.

CONSOLIDATED REVIEW OF OPERATIONS

Net income for 1995 was $12.1 million, or $.38 per share compared to $18.8 million, or $.66 per share, in 1994. Net income for 1995 included $16.5 million, net of taxes, or $.51 per share, related to two unusual items, restructuring charges of $13.8 million, or $.43 per share, and the settlement of a class-action lawsuit for $2.7 million, or $.08 per share (see Note 3 to the Consolidated Financial Statements), $14.5 million, or $.45 per share, related to discontinued operations (see Note 5 to the Consolidated Financial Statements) and $4.1 million, or $.13 per share, for an extraordinary loss related to early extinguishment of debt (see Note 9 to the Consolidated Financial Statements). Net income in 1994 included $9.3 million, or $.33 per share, related to discontinued operations (see Note 5 to the Consolidated Financial Statements). Net income of $13.7 million, or $.50 per share in 1993 included $6.7 million, or $.25 per share, related to discontinued operations.

         Income from continuing operations in 1995 was $1.8 million, or $.06 per share, compared to $9.5 million, or $.33 per share, in 1994. Included in income from continuing operations in 1995 is $27 million, related to the two unusual items and the operating results of Slick 50, Specialty and Westland. Operating profits before unusual items at Motor Oil and Q Lube were up 104% and 45%, respectively, due to increased sales volume over 1994. Operating profit at Truck-Lite was down 16%, due to a decrease in volumes relating to automotive lighting.

         Income from continuing operations in 1994 was up 36% from $7.0 million in 1993. Operating profit improvements, were primarily based on sales volume increases over 1993. Operating profit rose 88% at Q Lube due to increased car counts. Automotive and heavy duty lighting sales were up, increasing operating profit at Truck-Lite by 105%. Branded motor oil sales were up, but higher selling, marketing, freight and administrative expenses reduced Motor Oil operating profit by 6% in 1994.

         Sales and operating revenues in 1995 were $1,035.6 million compared to $732.6 million in 1994 and $607.1 million in 1993. The inclusion of recent Motor Oil acquisitions and increased sales volumes at Q Lube have contributed to the increase in revenues in 1995. The increase in sales and operating revenues in 1994 over 1993 was due to increased sales volumes in each of the company's major businesses.

MOTOR OIL

Operating profits, excluding the restructuring charge of $13.4 million allocated to the Motor Oil division and the settlement of the class-action lawsuit of $4.4 million, increased 104% in 1995 to $33.5 million from $16.4 million in 1994. The increase in operating profits was favorably impacted by the company's recent acquisitions, improved branded motor oil and refinery product margins, reduced marketing expenses, and LIFO profits of $2.2 million, offset by plant and equipment write-downs of $1.5 million related primarily to the blending and packaging facility located in Ontario, Canada. The write-down in Canada was a result of transferring a portion of the operation to another facility. Branded motor oil volumes in 1995 were flat compared to 1994.

         Operating profit in 1994 was down 6% from 1993 operating profit of $17.5 million. Branded motor oil sales volume in 1994 increased 7% over 1993 and automotive consumer product sales were up 20% in 1994. The increase in operating profit was offset by a shift in product mix, to more bulk sales where gross margin is lower, and a $19 million increase in marketing, selling, freight, and administrative expense, due to aggressive share-building programs geared towards developing additional sales volumes. In addition, 1994 included $1.7 million of expenses and reserves associated with a lawsuit commenced against the company for alleged environmental violations at the Congo Refinery (see Note 11 to the Consolidated Financial Statements).

         Operating revenues were $847.6 million in 1995 compared to $541.2 million in 1994. The increase in revenues is due to the company's recent acquisitions. Operating revenues from recent acquisitions contributed $377.9 million and $71.4 million in 1995 and 1994. Operating revenues for 1994 were up 23% compared to 1993 operating revenues of $439.3 million primarily due to the Specialty and Westland acquisition on September 30, 1994.

Q LUBE

Operating profit in 1995 increased 45% to $8.3 million from $5.7 million in 1994. The increase was due to a 5% increase in total car count and a 4% increase in average ticket price. Average cars serviced per day in 1995 remained consistent with 1994. Due to the conversion of Minit-Lube stores to the Q Lube format, advertising and depreciation expense were up $1.2 million, 7% and 11%, respectively. The company plans to convert 100 additional stores to the Q Lube format in 1996.

         Operating profit for 1994 increased 88% over 1993 operating profit of $3 million. This was primarily due to an 8% increase in car counts as a result of the conversion of 67 stores to the Q Lube format.

         Operating revenues were $123.6 million in 1995 compared to $113.7 million in 1994. The increase in operating revenues is due to increased car counts and increased average ticket price. Operating revenues for 1994 were up 8% compared to 1993 operating revenues of $105.4 million.

TRUCK-LITE

As a result of a softening automotive market, operating profits decreased to $9.8 million in 1995 compared to $11.8 million in 1994. In 1995, Truck-Lite began a transition out of the automotive original equipment supply business which coincides with a strategy to focus on the heavy-duty truck and trailer business. The transition out of the automotive business will continue in 1996. Operating profit in 1994 was up 105% over $5.7 million in 1993. Strong sales in the automotive and heavy-duty safety lighting businesses in 1994 resulted in a record year. The 1994 results also included a $1.5 million charge to reserve for future losses associated with an automotive lighting contract.

         Sales and operating revenues in 1995 were $90.3 million, down 9% from $99.6 million in 1994 as a result of the soft automotive market. Sales and operating revenues in 1994 were up 23% over $80.8 million in 1993.

DOCKS

Operating profit decreased to $943,000 in 1995 from $1.8 million in 1994 due to a gain of $1.1 million in 1994 from the termination of a pension plan. Operating profit in 1994 was up $615,000 over $1.1 million in 1993. Operating revenues in 1995 were $3.3 million, up from $3.0 million in 1994 and 1993.

CORPORATE

Corporate income was up 71% to $5.5 million in 1995 from $3.2 million in 1994. The increase resulted primarily from additional royalty income received from the acquirer of the coal operations. Corporate expenses, excluding restructuring charges of $9.2 million, increased to $19.8 million in 1995 from $18.7 million in 1994 as a result of higher employee benefit costs. Interest expense increased 59% to $7.2 million in 1995 from $4.5 million in 1994 as a result of an increase in average debt outstanding in 1995.

         Corporate income in 1994 was up 18% compared to $2.7 million in 1993 due to increased interest income. Corporate expenses increased 23% in 1994 from $15.2 million in 1993, as a result of increased postretirement benefits, performance incentives and legal costs. Interest expense in 1994 decreased 16% compared to 1993, as a result of lower average debt in 1994.

LIQUIDITY AND FINANCIAL CONDITION

The company has successfully divested non-core businesses and acquired core business complements during 1995 and 1994.

         The company expects to spend $39 million on capital expenditures in 1996. These expenditures will relate primarily to adding Q Lube stores, converting various locations to the Q Lube format and various Motor Oil expenditures. A $25 million Shreveport port facility project has been delayed, pending the completion of an evaluation of the company's blending and packaging facilities.

         Capital expenditures in 1995 included conversion of 62 locations to the Q Lube format, the addition of 31 Q Lubes and the acquisition of Slick 50. Cash received in connection with the sale of E&P was used to fund the acquisition of Slick 50.

         In 1995, the company retired its $50 million, 8.73% Senior Notes due 2002, as a result of successfully issuing $100 million of 6.625% Notes due 2005. As a result of the early extinguishment, the company paid a premium of $6.5 million and wrote off $300,000 of debt-issue costs associated with the 8.73% Senior Notes and recorded an extraordinary item of $4.1 million, net of tax benefits of $2.7 million. The company's total debt was $125.8 million at December 31, 1995, compared to $73.2 million at December 31, 1994. The company had available $70 million of committed variable-rate lines of credit at December 31, 1995.

         Working capital at December 31, 1995 was $132.1 million with a ratio of current assets to current liabilities of 1.91 to 1 compared to $101.4 million and 1.84 to 1 at December 31, 1994.

         Cash flow from operations was $4.9 million in 1995 compared to $37.6 million in 1994. The decrease in 1995 was primarily due to increased working capital needs and cash paid of $10.1 million in connection with the 1995 restructuring program. Cash flow from operations for 1994 was down $9.7 million from 1993 due to increased working capital requirements.

         Cash used in investing activities of $29.7 million in 1995 was primarily due to $31 million used in the acquisition of Slick 50 and $45.1 million of capital expenditures, which were offset by the sale of E&P, which provided cash of $46.8 million, after current taxes. In 1994, cash provided by investing activities was $5.5 million, which primarily comprised $78.5 million of proceeds from the sale of Heritage and coal assets, the purchase of Specialty and Westland for $28.4 million and capital expenditures of $36.4 million. In 1993, capital expenditures of $29.8 million primarily accounted for the cash used by investing activities of $28.9 million.

         Cash provided by financing activities of $25.6 million in 1995 was primarily the result of $12.9 million in dividends, the extinguishment of the $50 million, 8.73% Senior Notes due 2002, and the issuance of $100 million, 6.625% Notes due 2005. Cash used in financing activities in 1994 and 1993 was a result of $11.4 million and $16.3 million of dividends and $17.6 million and $27.7 million net payments on debt.

ADDITIONAL FINANCIAL INFORMATION

The net deferred tax asset at December 31, 1995 of $47.6 million will be realized either through the carryback provisions of the tax law or recovered in the future through existing levels of taxable income from continuing operations. The 1995 effective tax rate of 57% for continuing operations is higher than the 1994 rate of 39% due to lower income and increased nondeductible goodwill amortization in 1995. The company's effective tax rate for continuing operations in 1994 increased to 39% from 27% in 1993 primarily due to higher income in 1994 and benefits in 1993 for rate changes and other credits. (See Note 4 to the Consolidated Financial Statements.)

         Federal, state, and local environmental laws continue to have an impact on the company's operations. Compliance with such laws has been accomplished without a material effect on the company's financial position and results of operations.

         In 1993, the United States commenced a lawsuit against the company in the U.S. District Court for the Northern District of West Virginia. The complaint alleges the company violated the Federal Resource Conservation and Recovery Act and the Clean Air Act at the Congo refinery on various dates starting in 1980 and seeks civil penalties not to exceed $25,000 per day for each violation. During 1995, the company continued settlement discussions to resolve this matter.

         The company has been named as a party or a potentially responsible party in a number of government and private actions based on environmental laws and regulations. The company anticipates some liability for long-term remediation or reclamation at formerly owned facilities, including three refineries and various coal operations.

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

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND STOCK OPTIONS

In March 1995, the Financial Accounting Standards Board issued Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which will require the company to evaluate the impairment of its long-lived assets using the guidance set forth in the Standard. The new Standard must be adopted in 1996. The company does not expect the adoption of the new Standard to have a material impact on its financial position or results of operations.

         In October 1995, the Financial Accounting Standards Board issued Standard No. 123, "Accounting for Stock-Based Compensation", which introduces a fair-value based method of accounting for stock-based compensation plans. The company does not intend to adopt this new method of accounting; however, the company will make the required disclosures.

SEGMENT INFORMATION

The company's operations are organized into four segments. The Motor Oil segment produces and markets branded and private label lubricants, markets related petroleum and automotive aftermarket products to distributors and national and regional retailers, and collects and transports used motor oil, brake fluid, antifreeze and oil filters. In July 1995, the company acquired Slick 50, a marketer of automotive chemicals. In September 1994, the Company acquired Specialty and Westland. The revenue and operating profit generated by Slick 50, Specialty and Westland from their respective date of acquisition are included in the 1995 and 1994 Motor Oil segment revenues and operating profits.

         Q Lube is the fast service automobile oil change and lubrication business operated through company owned and franchised centers. Truck-Lite manufactures and sells automotive and heavy-duty truck lighting. The Dock operation is a bulk material handling dock accessible to Lake Superior at Thunder Bay, Ontario, Canada.

         Intersegment sales are at market. Operating profits are total segment revenues less segment expenses. Corporate expenses are those which are not directly related to the company's segments. Corporate assets consist principally of deferred tax assets, cash and cash equivalents and assets not identifiable with the operations of a segment. Revenues and operating profits exclude Natural Gas Exploration and Production, which was discontinued in 1995 and Insurance, which was discontinued in 1994. (See Note 5 to Consolidated Financial Statements).

Quaker State Corporation and Subsidiaries

(IN THOUSANDS)                                                     1995         1994          1993
=====================================================================================================
REVENUES
Motor Oil (a)
    Lubricants                                                 $  655,719   $  419,408    $  343,767
    Fuels                                                          50,732       47,874        48,351
    Other (primarily filters, antifreeze and chemicals)           141,176       73,923        47,165
                                                               -------------------------------------
Total Motor Oil                                                   847,627      541,205       439,283
Q Lube                                                            123,588      113,674       105,361
Truck-Lite                                                         90,312       99,638        80,776
Docks                                                               3,252        2,997         2,955
Intersegment Motor Oil sales                                      (29,209)     (24,880)      (21,290)
                                                               -------------------------------------
                                                               $1,035,570   $  732,634    $  607,085
=====================================================================================================
OPERATING PROFITS
Motor Oil                                                      $   33,522   $   16,401    $   17,484
    Unusual items (b)                                             (17,800)          --            --
                                                               -------------------------------------
Total Motor Oil                                                    15,722       16,401        17,484
Q Lube                                                              8,283        5,726         3,045
Truck-Lite                                                          9,823       11,756         5,731
Docks                                                                 943        1,753         1,138
                                                               -------------------------------------
Total operating profits                                            34,771       35,636        27,398
Corporate income                                                    5,523        3,235         2,730
Interest expense                                                   (7,228)      (4,534)       (5,410)
                                                               -------------------------------------
Corporate expenses                                                (19,816)     (18,669)      (15,193)
    Unusual item (c)                                               (9,200)          --            --
                                                               -------------------------------------
Total Corporate expenses                                          (29,016)     (18,669)      (15,193)
                                                               -------------------------------------
Income from continuing operations before income taxes          $    4,050   $   15,668    $    9,525
=====================================================================================================
IDENTIFIABLE ASSETS
Motor Oil                                                      $  405,527   $  309,894    $  144,687
Q Lube                                                            118,439      113,733       114,703
Truck-Lite                                                         40,636       37,497        33,433
Docks                                                               3,502        2,481         2,112
Discontinued operations                                             4,279       49,449       389,179
                                                               -------------------------------------
                                                                  572,383      513,054       684,114
Corporate                                                         144,640      116,964        99,563
                                                               -------------------------------------
                                                               $  717,023   $  630,018    $  783,677
=====================================================================================================
CAPITAL EXPENDITURES
Motor Oil                                                      $   19,396   $   13,385    $   11,459
Q Lube                                                             19,948       11,463         5,522
Truck-Lite                                                          5,039        2,978         1,884
Docks                                                                  19           --             5
Discontinued operations                                               728        8,618        10,890
                                                               -------------------------------------
                                                               $   45,130   $   36,444    $   29,760
=====================================================================================================
DEPRECIATION, DEPLETION AND AMORTIZATION
Motor Oil                                                      $   22,696   $   12,784    $   10,767
Q Lube                                                              7,725        6,597         5,879
Truck-Lite                                                          2,459        2,426         2,496
Docks                                                                  39           38            38
Discontinued operations                                             5,411       10,414         9,578
                                                               -------------------------------------
                                                               $   38,330   $   32,259    $   28,758
=====================================================================================================


a) In 1995, sales to one customer and its affiliated companies exceeded 10% of consolidated revenues.

b) Represents $13.4 million for restructuring charges and $4.4 million related to settlement of a class-action lawsuit (see Note 3 to Consolidated Financial Statements).

c) Represents corporate restructuring charges(see Note 3 to Consolidated Financial Statements).

FIVE-YEAR SUMMARY OF NET INCOME AND COMPARATIVE STATISTICAL DATA
Quaker State Corporation and Subsidiaries

YEARS ENDED DECEMBER 31
(In thousands except per share and
  statistical data)                               1995         1994          1993          1992       1991
==============================================================================================================
REVENUES
Sales and operating revenues                   $1,035,570    $ 732,634   $  607,085   $   592,650  $  577,613
Other, net                                          9,894        6,923        5,595         4,063       4,450
                                               ---------------------------------------------------------------
                                                1,045,464      739,557      612,680       596,713     582,063
                                               ---------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales and operating costs                 718,996      503,539      421,894       408,830     399,747
Selling, general and administrative               255,271      193,390      156,359       158,920     139,709
Depreciation and amortization                      32,919       21,845       19,181        20,077      20,148
Interest                                            7,228        5,115        5,721         4,785       4,567
Unusual items (a)                                  27,000           --           --         3,200          --
                                               ---------------------------------------------------------------
                                                1,041,414      723,889      603,155       595,812     564,171
                                               ---------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
    INCOME TAXES AND EXTRAORDINARY ITEM             4,050       15,668        9,525           901      17,892
PROVISION FOR INCOME TAXES                          2,300        6,167        2,534           245       7,443
                                               ---------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
    BEFORE EXTRAORDINARY ITEM                       1,750        9,501        6,991           656      10,449
INCOME (LOSS) FROM DISCONTINUED
    OPERATIONS (b)                                 14,489        9,265        6,711       (31,904)      5,090
                                               ---------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
    CUMULATIVE EFFECT OF ACCOUNTING CHANGES        16,239       18,766       13,702       (31,248)     15,539
EXTRAORDINARY ITEM (c)                             (4,139)          --           --            --          --
CUMULATIVE EFFECT OF ACCOUNTING CHANGES (d)            --           --           --       (62,600)      7,170
                                               ---------------------------------------------------------------
NET INCOME (LOSS)                              $   12,100    $  18,766   $   13,702   $   (93,848) $   22,709
==============================================================================================================

PER SHARE:
Income from continuing operations before
    extraordinary loss and cumulative effect
    of accounting changes                      $      .06    $     .33   $      .25   $       .02  $      .39
Income (loss) from discontinued operations            .45          .33          .25         (1.17)        .19
Extraordinary item                                   (.13)          --           --            --          --
Cumulative effect of accounting changes                --           --           --         (2.30)        .26
                                               ---------------------------------------------------------------
Net income (loss)                              $      .38    $     .66   $      .50   $     (3.45) $      .84
==============================================================================================================
Dividends:
    Cash per share                             $      .40    $     .40   $      .60   $       .80  $      .80
    Amount                                         12,867       11,358       16,310        21,720      21,704
Capital expenditures                               45,130       36,444       29,760        25,706      32,037
Working capital                                   132,073      101,439       35,403        74,911      43,041
Total assets                                      717,023      630,018      783,677       792,820     751,496
Total debt                                        125,762       73,249       51,450        79,183      88,924
Stockholders' equity                              272,155      251,850      188,750       191,194     307,790
Book value per share                                 8.29         8.00         6.93          7.04       11.34
                                               ---------------------------------------------------------------
Number of stockholders of record                    9,776       11,792       12,147        12,606      12,308
Weighted average capital and equivalent
    shares outstanding                         32,226,000   28,459,000   27,234,000    27,184,000  27,167,000
==============================================================================================================

a) The company recorded $22.6 million of restructuring charges and $4.4 million for the settlement of a class-action lawsuit in 1995. See Note 3 to Consolidated Financial Statements. The Company recognized a charge in 1992 for assets to be replaced by future conversion of Minit-Lube stores to Q Lube format.

b) The company sold its exploration and production business in 1995, its insurance business in 1994 and discontinued its coal business in 1992. These businesses have been reported as discontinued operations. See Note 5 to Consolidated Financial Statements.

c)  Premium on early extinguishment of $50 million, 8,73% Senior Notes. See
    Note 9 to Consolidated Financial Statements.

d) Cumulative effect of implementing Statement of Financial Accounting Standard No. 106, "Employers' Accounting For Postretirement Benefits Other Than Pensions" and Standard No. 109, "Accounting For Income Taxes" in 1992 and Standard No. 96, "Accounting For Income Taxes" in 1991.

CONSOLIDATED STATEMENT OF INCOME
Quaker State Corporation and Subsidiaries

YEARS ENDED DECEMBER 31
(In thousands except per share data)                                 1995         1994         1993
======================================================================================================
REVENUES
Sales and operating revenues                                     $1,035,570   $  732,634   $  607,085
Other, net                                                            9,894        6,923        5,595
                                                                 -------------------------------------
                                                                  1,045,464      739,557      612,680
                                                                 -------------------------------------
COSTS AND EXPENSES
Cost of sales and operating costs                                   718,996      503,539      421,894
Selling, general and administrative                                 255,271      193,390      156,359
Depreciation and amortization                                        32,919       21,845       19,181
Interest                                                              7,228        5,115        5,721
Unusual items (Note 3)                                               27,000           --           --
                                                                 -------------------------------------
                                                                  1,041,414      723,889      603,155
                                                                 -------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
    AND EXTRAORDINARY ITEM                                            4,050       15,668        9,525
                                                                 -------------------------------------
PROVISION FOR (BENEFIT FROM) INCOME TAXES (NOTE 4)
Current                                                              11,200        9,550        9,800
Deferred                                                             (8,900)      (3,383)      (7,266)
                                                                 -------------------------------------
                                                                      2,300        6,167        2,534
                                                                 -------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM           1,750        9,501        6,991
DISCONTINUED OPERATIONS (NOTE 5)
Income from discontinued operations, net of taxes                     1,794        8,888        6,711
Income on disposition, net of taxes                                  12,695          377           --
                                                                 -------------------------------------
    TOTAL                                                            14,489        9,265        6,711
                                                                 -------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM                                     16,239       18,766       13,702
EXTRAORDINARY ITEM (NOTE 9)                                          (4,139)          --           --
                                                                 -------------------------------------
NET INCOME                                                       $   12,100   $   18,766   $   13,702
======================================================================================================
PER SHARE:
INCOME FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM      $      .06   $      .33   $      .25
INCOME FROM DISCONTINUED OPERATIONS                                     .45          .33          .25
EXTRAORDINARY ITEM                                                     (.13)          --           --
                                                                 -------------------------------------
NET INCOME PER SHARE                                             $      .38   $      .66   $      .50
======================================================================================================


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Quaker State Corporation and Subsidiaries


YEARS ENDED DECEMBER 31
(IN THOUSANDS)                                                         1995          1994        1993
========================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                         $   12,100    $   18,766    $ 13,702
Adjustment to reconcile net income to
  net cash provided by operating activities:
    Depreciation, depletion and amortization                           38,330        32,259      28,758
    Unusual item - noncurrent                                           7,864            --          --
    Gain on disposition of discontinued operations (Note 5)           (12,695)         (377)         --
    Extraordinary loss on extinguishment of debt                        4,139            --          --
    Deferred income taxes and investment tax credit                   (17,937)        2,669       3,380
    Changes in discontinued operations                                  1,359         2,663      11,472
    Increase (decrease) from changes in:
        Receivables                                                   (22,078)       (1,154)      3,703
        Inventories                                                    (1,120)       (3,719)     12,035
        Other current assets                                           (7,548)        5,018       2,335
        Accounts payable                                               (7,039)       (7,920)      2,745
        Accrued liabilities                                             4,999       (11,509)    (24,970)
        Other                                                           4,554           866      (5,925)
                                                                   -------------------------------------
  Net cash provided by operating activities                             4,928        37,562      47,235
                                                                   -------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                  (45,130)      (36,444)    (29,760)
Proceeds from disposal of property and equipment                        4,910         4,556       1,741
Proceeds from sale of discontinued operations, net of
  discontinued operations cash and current taxes (Note 5)              47,213        78,529       6,261
Discontinued insurance operations:
  Proceeds from sale of bonds and securities                               --        47,781     105,052
  Purchase of bonds and securities                                         --       (60,513)   (112,206)
Acquisition of businesses, net of cash acquired (Note 2)              (31,008)      (28,366)         --
Other, net                                                             (5,685)           --          --
                                                                   -------------------------------------
  Net cash provided by (used in) investing activities                 (29,700)        5,543     (28,912)
                                                                   -------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                                        (12,867)      (11,358)    (16,310)
Proceeds from debt                                                     99,375           418         223
Payments on debt                                                      (60,882)      (17,988)    (27,956)
                                                                   -------------------------------------
  Net cash provided by (used in) financing activities                  25,626       (28,928)    (44,043)
                                                                   -------------------------------------
Net increase (decrease) in cash and cash equivalents                      854        14,177     (25,720)
                                                                   -------------------------------------
Cash and cash equivalents at beginning of year:
  Other than insurance                                                 29,805         6,220      34,146
  Discontinued insurance operations                                        --         9,408       7,202
                                                                   -------------------------------------
Total cash and cash equivalents at beginning of year                   29,805        15,628      41,348
                                                                   -------------------------------------
Cash and cash equivalents at end of year:
  Other than insurance                                                 30,659        29,805       6,220
  Discontinued insurance operations                                        --            --       9,408
                                                                   -------------------------------------
TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR                     $   30,659    $   29,805    $ 15,628
========================================================================================================


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET
Quaker State Corporation and Subsidiaries


DECEMBER 31
(In thousands except per share data)                                             1995            1994
========================================================================================================
ASSETS
Current assets:
Cash and cash equivalents                                                   $    30,659      $   29,805
Accounts and notes receivable, less allowance of
    $3,495 and $2,173 in 1995 and 1994                                          129,267          91,858
Inventories (Note 6)                                                             80,284          73,442
Deferred income taxes (Note 4)                                                   12,050          11,790
Other current assets                                                             23,792          11,708
Discontinued operation assets (Note 5)                                              954           3,537
                                                                            ----------------------------
    Total current assets                                                        277,006         222,140
                                                                            ----------------------------
Property, plant and equipment, net of accumulated
    depreciation (Note 7)                                                       203,259         199,983
Other assets (Note 8)                                                           236,666         170,404
Discontinued operation assets (Note 5)                                               92          37,491
                                                                            ----------------------------
    TOTAL ASSETS                                                            $   717,023      $  630,018
========================================================================================================
LIABILITIES
Current liabilities:
Accounts payable                                                            $    53,465      $   58,500
Accrued liabilities                                                              84,225          58,487
Debt payable within one year                                                      7,243           3,714
                                                                            ----------------------------
    Total current liabilities                                                   144,933         120,701
                                                                            ----------------------------
Long-term debt, less debt payable within one year (Note 9)                      118,519          69,535
Other long-term liabilities (Note 10)                                           181,416         187,932
                                                                            ----------------------------
    Total liabilities                                                           444,868         378,168
                                                                            ----------------------------
Commitments and contingencies (Notes 11)
STOCKHOLDERS' EQUITY
Capital stock $1.00 par value; authorized shares, 95,000,000 and 37,500,000 at December 31, 1995 and 1994; issued and
    outstanding shares, 32,824,157 and 31,517,305 in 1995 and 1994               32,824          31,517
Additional capital                                                              139,068         120,131
Retained earnings                                                               103,519         104,286
Cumulative foreign currency translation adjustment                                 (111)           (709)
Treasury stock, at cost, 8,447 and 33,948 shares in 1995 and 1994                  (120)           (467)
Unearned compensation (Note 12)                                                  (3,025)         (2,908)
                                                                            ----------------------------
    Total stockholders' equity                                                  272,155         251,850
                                                                            ----------------------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $   717,023      $  630,018
========================================================================================================


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Quaker State Corporation and Subsidiaries
YEARS ENDED DECEMBER 31
(In thousands except shares and per share)

                                                                              Foreign
                                                                             Currency
                                            Capital    Additional Retained  Translation Treasury   Unearned
                                             Stock      Capital   Earnings  Adjustment    Stock  Compensation   Total
========================================================================================================================
BALANCE, DECEMBER 31, 1992                 $   27,152   $ 62,004   $101,635   $   403        --         --   $ 191,194
                                           -----------------------------------------------------------------------------
Net income                                         --         --     13,702        --        --         --      13,702
Cash dividends ($.60 per share)                    --         --    (16,310)       --        --         --     (16,310)
98,963 shares of capital stock issued
    under incentive plans                          99      1,040         --        --        --   $   (497)        642
Net changes in unrealized gains and
    losses on marketable securities                --         --       (150)       --        --         --        (150)
Change in foreign currency translation             --         --         --      (328)       --         --        (328)
                                           -----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                     27,251     63,044     98,877        75        --       (497)    188,750
                                           -----------------------------------------------------------------------------
Net income                                         --         --     18,766        --        --         --      18,766
Cash dividends ($.40 per share)                    --         --    (11,358)       --        --         --     (11,358)
265,687 shares of capital stock issued
    under incentive plans                         266      3,337         --        --        --     (2,411)      1,192
Net changes in unrealized gains and
    losses on marketable securities                --         --     (1,999)       --        --         --      (1,999)
Change in foreign currency translation             --         --         --      (784)       --         --        (784)
4,000,000 shares issued for acquisition         4,000     53,750         --        --        --         --      57,750
Purchase of 33,948 shares                                     --         --        --   $  (467)        --        (467)
                                           -----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                     31,517    120,131    104,286      (709)     (467)    (2,908)    251,850
                                           -----------------------------------------------------------------------------
Net income                                         --         --     12,100        --        --         --      12,100
Cash dividends ($.40 per share)                    --         --    (12,867)       --        --         --     (12,867)
103,030 shares of capital stock issued
    under incentive plans                          47        661         --        --       789       (117)      1,380
Change in foreign currency translation             --                    --       598        --         --         598
1,260,403 shares issued for acquisition         1,260     18,276         --        --        --         --      19,536
Purchase of 30,529 shares                                                                  (442)                  (442)
                                           -----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                 $   32,824   $139,068   $103,519   $  (111)  $  (120)  $ (3,025)  $ 272,155
========================================================================================================================

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
QUAKER STATE CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Quaker State Corporation and Subsidiaries (the company) are engaged principally in the manufacturing and marketing of lubricants and lubricant services. Branded and private label products are sold to distributors and national and regional retailers. Through its wholly owned subsidiary Q Lube, the company provides fast automobile oil change and lubrication services.

    a. Basis of consolidation: The consolidated financial statements include the accounts of Quaker State Corporation and all of its subsidiaries more than 50% owned. Intercompany accounts and transactions are eliminated.

    b. Cash equivalents: The company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    c. Inventories: Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for all crude oil, the majority of company refined petroleum products and vehicular lighting. For other inventories, including purchased finished lubricating oils and automotive aftermarket products, cost is determined on the first-in, first-out (FIFO) basis.

    d. Property, plant and equipment, at cost: Costs of buildings and equipment are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life of property, are charged to expense as incurred. When property, plant and equipment is retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

    e. Intangibles: Goodwill and other intangible assets are amortized on a straight-line basis over periods not exceeding 40 years. The company regularly evaluates whether events or circumstances have occurred that indicate the intangible asset may not be recoverable. When factors indicate the asset may not be recoverable, the company uses an estimate of the related undiscounted future cash flows compared to the carrying value of intangibles to determine if an impairment exists. Adjustments are made if the sum of expected future net cash flows is less than carrying value.

    f. Environmental expenditures: Costs in connection with compliance and monitoring of compliance with existing environmental regulations as they relate to ongoing operations are expensed or capitalized as appropriate. Costs associated with remediation efforts resulting from prior activities are recorded when it is probable that a liability exists and a cost can be reasonably estimated. All cleanup estimates are based on current technology. Evaluations of the probability of potential insurance or other third-party recoveries are made independently of the liability assessment. Environmental costs are capitalized only if they extend the life, increase the capacity, or improve the safety or efficiency of the property.

    g. Pre-opening costs: Costs associated with the opening of new Q Lube automobile lubrication centers are expensed as incurred.

    h. Advertising Costs: Advertising costs are expensed as incurred. Advertising costs were $92.7 million, $77.8 million and $71.3 million in 1995, 1994, and 1993, respectively.

    i. Income taxes and investment credit: The company uses the liability method of accounting for income taxes. The company accounts for investment credit on the deferral method which recognizes the investment credit as a reduction of the provision for income taxes over the life of the related assets.

    j. Earnings per share: The calculation of earnings per share is based on the weighted average number of shares of capital stock outstanding and capital stock equivalents which would arise from the exercise of stock options.

    k. Foreign currency translation: For all foreign operations the functional currency is the local currency. The assets and liabilities for the company's foreign operations are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. Exchange gains or losses are not material.

    l. Estimates: The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Actual results could differ from those estimates.

2. ACQUISITIONS:

In July 1995, the company completed the acquisition of all the stock of Slick 50, Inc. (Slick 50) for $22.6 million in cash, 1,260,403 shares of capital stock with a market value of $19.5 million, and the payment of $11 million to satisfy certain Slick 50 indebtedness outstanding prior to the closing. Additional consideration may be payable by the company, depending upon performance during 1996, 1997 and 1998 but subject to offset for indemnification obligations of Slick 50 stockholders. The acquisition has been accounted for under the purchase method and, accordingly, the operating results of Slick 50 are included in the accompanying consolidated financial statements from the date of acquisition. The acquisition resulted in $63 million of intangible assets. These items are being amortized on a straight-line basis over periods not exceeding 40 years.

    In September 1994, the company acquired all the stock of the Specialty Oil Companies (Specialty) and Westland Oil Company, Inc. (Westland) for $19.5 million and 4,000,000 shares of capital stock with a market value of $57.8 million. The company also purchased certain related equipment for approximately $1.5 million and assumed approximately $40 million of debt of the acquired companies, of which $22 million was satisfied by the company at the time of closing. The acquisition was accounted for under the purchase method and, accordingly, the operating results of Specialty and Westland are included in the accompanying consolidated financial statements from the date of acquisition. The agreements provide for the purchase by the company of certain real property used in the acquired companies' operations for $9 million. This property will be acquired in February 1996. The company indemnified the prior owners for certain loan obligations, tax-related and other liabilities. The acquisition resulted in $80.6 million of intangible assets. These items are being amortized on a straight-line basis over periods not exceeding 40 years. The following summary is prepared on a pro forma basis as though Slick 50, Specialty and Westland had been acquired as of January 1, 1994 after including the impact of adjustments, such as amortization of intangible assets, the intercompany sales elimination, interest expense adjustments and related tax effects. The discontinued E&P and insurance operations have been excluded.


(Unaudited, in thousands except per share amounts)                             1995          1994
=====================================================================================================
REVENUES                                                                   $ 1,084,685    $ 1,071,089
INCOME (LOSS) FROM CONTINUING OPERATIONS                                   $       (56)   $     9,388
INCOME PER SHARE FROM CONTINUING OPERATIONS                                $        --    $       .29
======================================================================================================

    The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combining the operations.

3. UNUSUAL ITEMS:

In April 1995, the company announced plans to restructure its organization, to integrate recent acquisitions, consolidate management and administrative activities, and relocate its Motor Oil Division and corporate headquarters to the Dallas, Texas area. The pretax costs and expenses associated with the restructuring were $22.6 million, ($13.8 million after tax).

    A reserve of $15.8 million ($9.5 million after tax) was recorded in the second quarter of 1995, which primarily related to the write-down and disposal of the Oil City headquarter facilities and severance and employee benefits to terminated employees. At December 31, 1995, a reserve of $5.6 million remained that relates primarily to disposal costs of the Oil City headquarters and severance and benefit payments to terminated employees. The company expects to make these payments in 1996. In addition, the company expensed as incurred $6.8 million in connection with the restructuring.

    In April 1994, purported class actions were commenced in the U.S. District Court for the Western District of Pennsylvania against the company and two other refiners of Pennsylvania Grade crude oil. The complaints alleged violations of Section 1 of the Sherman Act. In 1995, the company settled this matter for $4.4 million, ($2.7 million after tax). The company paid $2.2 million under the settlement agreement in December 1995 with the remainder paid in January 1996. The settlement is subject to court approval.

4. INCOME TAXES:

Income before income taxes from continuing operations consists of:

(IN THOUSANDS)                                                      1995        1994        1993
==================================================================================================
DOMESTIC                                                           $ 4,028     $12,914     $8,471
FOREIGN                                                                 22       2,754      1,054
                                                                   -------------------------------
TOTAL                                                              $ 4,050     $15,668     $9,525
==================================================================================================

The components of the provision for income taxes from continuing operations are as follows:

(IN THOUSANDS)                                                      1995        1994        1993
==================================================================================================
CURRENT:
    FEDERAL                                                        $ 8,900    $ 7,170     $ 6,394
    STATE                                                            1,600        680       2,056
    FOREIGN                                                            700      1,700       1,350
DEFERRED:
    FEDERAL                                                         (6,900)    (2,827)     (4,531)
    STATE                                                           (1,200)        44      (1,835)
    FOREIGN                                                           (600)      (200)         --
    TAX CREDITS AMORTIZED                                             (200)      (400)       (900)
                                                                   -------------------------------
TOTAL                                                              $ 2,300    $ 6,167     $ 2,534
==================================================================================================

    The 1993 tax provision benefited from an adjustment of $1.2 million to deferred taxes for the enacted U.S. tax rate changes and an adjustment to the beginning-of-the-year valuation allowance of $1.4 million to recognize the realizability of deferred tax assets in future years. A reconciliation from the federal statutory tax rate to the effective tax rate for continuing operations follows:

(% of pretax income)                                                1995         1994          1993
====================================================================================================
FEDERAL STATUTORY TAX RATE                                           35.0        35.0          35.0
ADD (DEDUCT) THE TAX EFFECT OF:
    GOODWILL AMORTIZATION                                            17.2         1.8           1.6
    INVESTMENT CREDIT                                                (3.8)       (2.4)         (6.6)
    NET ADJUSTMENT TO VALUATION ALLOWANCE                              --          --         (14.3)
    ENACTED RATE CHANGE                                                --          --         (12.4)
    OTHER TAX CREDITS                                               (10.4)       (1.2)         (2.1)
    STATE AND FOREIGN INCOME TAXES                                    8.0         4.7          11.7
    OTHER, NET                                                       10.8         1.4          13.7
                                                                    --------------------------------
EFFECTIVE TAX RATE                                                   56.8        39.3          26.6
====================================================================================================

The deferred tax assets and liabilities as of December 31, 1995 and 1994 are as follows:

                                                                    1995                      1994
                                                          ------------------------- ------------------------
                                                           Deferred   Deferred Tax   Deferred   Deferred Tax
(IN THOUSANDS)                                            Tax Assets   Liabilities  Tax Assets   Liabilities
============================================================================================================
DEPRECIATION, DEPLETION AND AMORTIZATION                         --        $30,645           --      $32,553
EMPLOYEE BENEFITS                                           $58,774             --      $56,287           --
ENVIRONMENTAL RESERVES                                        8,293             --        8,308           --
OTHER                                                        23,804         12,167       16,416        7,595
                                                           -------------------------------------------------
    SUBTOTAL                                                 90,871         42,812       81,011       40,148
VALUATION ALLOWANCE                                             460             --          539           --
                                                           -------------------------------------------------
TOTAL                                                       $90,411        $42,812      $80,472      $40,148
============================================================================================================

5. DISCONTINUED OPERATIONS:

In the third and fourth quarters of 1995, the company sold the assets of its Natural Gas Exploration and Production Division (E&P) for $67.7 million. Accordingly, the operating results of E&P have been reported as discontinued operations in the accompanying Consolidated Statement of Income for the three years ended December 31, 1995. The sales resulted in a gain on disposition of $12 million, net of taxes of $7.5 million. Additionally, the assets of E&P are reported as discontinued operation assets on the Consolidated Balance Sheet as of December 31, 1995 and 1994.

    Condensed income statements relating to the E&P operations for the seven months ended July 31, 1995 and the years ended December 31, 1994 and 1993 are presented below:

(IN THOUSANDS)                                                            1995         1994         1993
===========================================================================================================
REVENUES                                                                 $14,641      $29,751      $28,010
COSTS AND EXPENSES                                                        12,617       24,364       24,907
                                                                         ----------------------------------
INCOME BEFORE INCOME TAXES                                                 2,024        5,387        3,103
PROVISION FOR INCOME TAXES                                                   230          883          202
                                                                         ----------------------------------
NET INCOME                                                               $ 1,794      $ 4,504      $ 2,901
===========================================================================================================

    In 1994, the company sold the stock of its wholly owned subsidiary, Heritage Insurance Group, Inc. (Heritage), for $82 million after satisfaction of certain intercompany obligations. Accordingly, the operating results of Heritage, including the gain on the sale, are reported as discontinued operations in the accompanying Consolidated Statement of Income. The sale resulted in a gain of $377,000, net of taxes of $2.7 million. During 1995, the company recognized additional gain on sale of $650,000 as a result of settling certain sale related contingencies. Condensed income statements relating to Heritage's operations for the eight months ended August 31, 1994 and the year ended December 31, 1993 are presented below:

(IN THOUSANDS)                                                                         1994         1993
===========================================================================================================
REVENUES                                                                             $87,566      $131,265
COST AND EXPENSES                                                                      82,392      127,741
                                                                                     ----------------------
INCOME BEFORE INCOME TAXES                                                              5,174        3,524
PROVISION FOR (BENEFIT FROM) INCOME TAXES                                                 790         (286)
                                                                                     ----------------------
NET INCOME                                                                            $ 4,384     $  3,810
===========================================================================================================

6. INVENTORIES:

Inventories consist of:

(IN THOUSANDS)                                                                 1995       1994
===============================================================================================
CRUDE OIL                                                                     $ 4,718   $ 1,328
FINISHED AND IN-PROCESS PETROLEUM PRODUCTS                                     51,658    49,252
OTHER                                                                          23,908    22,862
                                                                              -----------------
TOTAL                                                                         $80,284   $73,442
===============================================================================================

    The reserve to reduce the carrying value of inventories from current costs to the LIFO basis amounted to $18.9 million in 1995 and $19.9 million in 1994.

    At December 31, 1995 and 1994, $32.1 million and $38.3 million, respectively, of inventories were valued on the LIFO basis.

    In 1995 and 1993, certain inventory quantities were reduced resulting in liquidations of LIFO inventory. The effect of these liquidations was an increase in net income of $1.3 million or $.04 per share, in 1995 and a decrease in net income of $900,000 or $.03 per share, in 1993.

7. PROPERTY, PLANT AND EQUIPMENT:

Major classes of property, including land and construction work in progress of $46.6 million in 1995 and $45.2 million in 1994 are:

(IN THOUSANDS)                                                                1995        1994
================================================================================================
MOTOR OIL
    REFINING                                                                 $ 99,102   $ 97,710
    MARKETING                                                                 133,484    126,360
Q LUBE                                                                        132,506    122,611
TRUCK-LITE                                                                     36,051     31,341
DOCKS                                                                          12,967     12,948
                                                                             -------------------
    SUBTOTAL                                                                  414,110    390,970
LESS: ACCUMULATED DEPRECIATION                                                210,851    190,987
                                                                             -------------------
TOTAL                                                                        $203,259   $199,983
================================================================================================

Depreciation expense was $27.4 million, $20.9 million and $18.3 million in 1995, 1994 and 1993, respectively.

8. OTHER ASSETS:

Other assets consist of:

(IN THOUSANDS)                                                                  1995        1994
=================================================================================================
GOODWILL, NET OF ACCUMULATED AMORTIZATION OF $5,806 AND $3,680               $ 88,567    $ 58,656
OTHER INTANGIBLE ASSETS, NET OF ACCUMULATED AMORTIZATION
   OF $8,958 AND $5,762                                                        67,823      32,861
DEFERRED TAX ASSET                                                             35,549      39,300
NOTES AND ROYALTIES RECEIVABLE                                                 35,927      28,726
PREPAID PENSION COST                                                            8,768       9,483
OTHER                                                                              32       1,378
                                                                             --------------------
TOTAL                                                                        $236,666    $170,404
=================================================================================================

9. LONG-TERM DEBT AND FINANCIAL INSTRUMENTS:

Long-term debt consists of:

(IN THOUSANDS)                                                                  1995        1994
=================================================================================================
6.625% NOTES DUE 2005, NET OF DISCOUNT                                       $ 99,396          --
8.73% SENIOR NOTES DUE 2002                                                        --    $ 50,000
LIBOR PLUS 1% REVOLVING CREDIT LOAN DUE 1997                                    9,540       9,000
LIBOR PLUS 1% TERM LOAN, PAYABLE MONTHLY, DUE 1997                              8,040      10,184
PRIME PLUS 1% NOTE, PAYABLE MONTHLY, DUE 1996                                   3,836          --
OTHER, 2% TO 9% DUE IN VARIOUS INSTALLMENTS TO 2005                             4,950       4,065
                                                                             --------------------
    SUBTOTAL                                                                  125,762      73,249
LESS: PAYMENTS DUE WITHIN ONE YEAR                                              7,243       3,714
                                                                             --------------------
TOTAL                                                                        $118,519    $ 69,535
=================================================================================================

    In 1995, the company issued $100 million of 6.625% Notes due 2005. A portion of the proceeds of these notes was used to retire $50 million of 8.73% Senior Notes due 2002. In connection with the early retirement of the notes, the company paid a premium of $6.5 million and wrote off $300,000 of unamortized issuance costs. These transactions resulted in an extraordinary charge of $4.1 million, net of tax benefits of $2.7 million.

    The revolving credit and term loans due in 1997 are collateralized by certain assets of the company's subsidiary, Westland. These loans are guaranteed by a current Vice Chairman and a Vice President of the Motor Oil Division, both previous owners of Westland.

    As of December 31, 1995, the company had available $70 million of committed variable rate lines of credit. The largest of these is a $45 million line which expires September 1996. Borrowings outstanding under these lines of credit as of December 31, 1995, were $9.5 million. The lines of credit contain various covenants pertaining to tangible net worth, financial ratios, and interest coverage. Under the most restrictive of these provisions, $23.8 million of consolidated retained earnings as of December 31, 1995 was free of any restrictions as to the payment of cash dividends. The company intends to negotiate a new revolving credit facility in 1996.

    The aggregate long-term debt maturing in the next five years is as follows:
1996-$7.2 million; 1997-$16.2 million; 1998-$.8 million; 1999-$.8 million;
2000-$.2 million.

    The fair value of debt at December 31, 1995 was $128.6 million and for other financial instruments the fair value does not materially differ from the value reflected in the financial statements. The fair value of the instruments was based upon quoted market prices of the same or similar instruments or on a discounted basis using the rates available to the company for instruments of similar maturity.

10. OTHER LONG-TERM LIABILITIES:

Other long-term liabilities consist of:

(IN THOUSANDS)                                                                1995        1994
===============================================================================================
POSTRETIREMENT BENEFITS                                                      $ 94,784  $ 91,206
ENVIRONMENTAL RESERVES                                                         18,399    19,822
OTHER                                                                          15,328    15,525
DISCONTINUED COAL LIABILITIES:
    WORKER'S COMPENSATION AND BLACK LUNG                                       15,658    17,200
    HEALTH CARE AND DEATH BENEFITS                                             20,133    22,300
    OTHER                                                                      17,114    21,879
                                                                             ------------------
TOTAL                                                                        $181,416  $187,932
===============================================================================================

11. COMMITMENTS, CONTINGENCIES AND RELATED PARTIES:

The company has operating leases for continuing operations in effect for equipment and facilities with initial terms ranging from 2 to 20 years, with renewal options generally being available. Future minimum annual rentals, net of estimated sublease rentals under operating leases of $8.2 million, during each of the next five years are: 1996-$15.2 million; 1997-$11.3 million; 1998-$10.2 million; 1999-$9 million; 2000-$8.6 million and thereafter $38.5 million.

    Rental expenses for continuing operations amounted to approximately $18.3 million, $15.5 million and $15.2 million for 1995, 1994 and 1993, respectively, net of sublease rentals of approximately $3.3 million, $3.8 million and $3.9 million for 1995, 1994 and 1993, respectively.

    As part of its acquisition of Specialty and Westland (see Note 2) the company assumed the terms of ten operating leases, which expire in 2004, for various facilities. These facilities are leased from a real estate firm that is owned, in part, by a current Vice Chairman. The company paid $1.5 million and $376,000 in 1995 and 1994 for these leases.

    In 1994, the company entered into license and construction agreements with Interline Resources Corporation (Interline), that provide for the exclusive use of Interline's used oil rerefining technology in North America and for the construction of facilities. Under the agreement the company could pay up to $9.4 million over six years to maintain the exclusivity rights; however, the company is not obligated to pay in full for these rights. The company paid $500,000 in 1995 and 1994 for these rights.

    Westland regularly purchases lubricant base stocks from Calumet Lubricants Co., the President of which is a Director of the company. Westland purchased $1.6 million and $393,000 of base stocks in 1995 and 1994 at prices comparable to other purchases. In addition, in October 1994, the company and Legacy Resources Company (Legacy), a limited partnership in which the same Director owns partnership interests, entered into a farm-out agreement for the development of certain oil and gas properties owned by the company. The amount paid to the company by Legacy was $364,000.

    In 1993, the United States commenced a lawsuit against the company in the U.S. District Court for the Northern District of West Virginia. The complaint alleges the company violated the federal Resource Conservation and Recovery Act and the federal Clean Air Act at the Congo refinery on various dates starting in 1980 and seeks civil penalties not to exceed $25,000 per day for each violation. During 1995, the company continued settlement discussions to resolve this matter. A charge of $1 million was recorded in 1994 as the company's estimate of probable liability associated with this lawsuit.

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

12. STOCK OPTIONS AND MANAGEMENT INCENTIVE PLANS:

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

    In 1994, the company's stockholders approved the 1994 Stock Incentive Plan. Under this plan, 1,250,000 shares may be issued and the plan includes stock options, SARs, cash payment rights, restricted shares, performance shares and other share awards. In 1995 and 1994, 72,845 and 225,800 shares were issued under this plan to certain key employees as follows: (1) 1995 - 37,845, 1994 - 165,800 performance restricted shares and (2) 1995 - 35,000, 1994 - 60,000 restricted shares. Of the performance restricted shares, 103,645 shares are subject to forfeiture if certain three-year performance goals are not met and are expensed as compensation expense over the performance period. The remaining 100,000 performance restricted shares are subject to forfeiture if the market price of the company's stock does not achieve specified levels prior to August 1999. Compensation expense will be recorded related to these shares when it is probable the specified stock market price levels will be achieved. The 95,000 restricted shares are subject to certain employment restrictions that expire at various dates through June 2000 and are expensed as compensation expense over the restriction period. As a result of these grants, the company recognized $842,000 and $485,000 as compensation expense in 1995 and 1994. Unearned compensation and related compensation expense are adjusted for the performance restricted shares based on the appreciation or depreciation in the company's stock market price.

    In 1994, the company's stockholders also approved the 1994 Non-Employee Directors' Stock Option Plan. The number of shares which may be issued under this plan is 100,000. Each non-employee who is a member of the Board of Directors of the company is annually granted a non-statutory stock option to purchase 1,000 shares of the company's capital stock. The exercise price for each stock option is the fair market value of the stock on the date the stock option is granted. In 1995 and 1994, 9,000 and 8,000 shares were granted under this plan. In conjunction with the acquisition of Specialty and Westland (see
Note 2) employment contracts were issued to certain key employees of those companies. These contracts were for five years and included provisions for a base salary, grants of an aggregate of 390,000 stock options and non-competition clauses that extend three years beyond the end of the employment contracts.

    The company has employment contracts with two key executives, that provide for annual compensation, bonus, restricted awards and stock option grants. Compensation expense on restricted awards is charged to earnings over the contract terms.

    Information with respect to shares under option follows:

==================================================================================================
BALANCE, JANUARY 1, 1993                                                                1,073,414
GRANTED                                                                                   378,200
SURRENDERED FOR SARS                                                                      (24,287)
CANCELLED OR EXPIRED                                                                      (74,460)
EXERCISED ($13.125 TO $15.9375)                                                            (8,963)
                                                                                   ---------------

BALANCE, DECEMBER 31, 1993 ($9.4375 TO $27.00)                                          1,343,904
GRANTED                                                                                   434,000
SURRENDERED FOR SARS                                                                      (49,296)
CANCELLED OR EXPIRED                                                                      (80,833)
EXERCISED ($13.125 TO $15.9375)                                                           (40,704)
                                                                                   ---------------

BALANCE, DECEMBER 31, 1994 ($9.4375 TO $26.4375)                                        1,607,071
GRANTED                                                                                   486,500
SURRENDERED FOR SARS                                                                      (38,579)
CANCELLED OR EXPIRED                                                                      (40,420)
EXERCISED ($10.1875 TO $16.25)                                                            (25,622)
                                                                                   ---------------
BALANCE, DECEMBER 31, 1995 ($10.1875 TO $26.4375)                                       1,988,950
==================================================================================================

AT DECEMBER 31, 1995:
    SHARES EXERCISABLE                                                                  1,168,950
    SHARES AVAILABLE FOR OPTION (905,449 AT DECEMBER 31, 1994)                            420,604
    CAPITAL STOCK RESERVED (2,512,520 AT DECEMBER 31, 1994)                             2,409,554
==================================================================================================

13. EMPLOYEE BENEFIT PLANS:

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

    Net pension cost for 1995, 1994, and 1993 is summarized below:


(IN THOUSANDS)                                                      1995        1994        1993
===================================================================================================
SERVICE COST BENEFITS EARNED DURING THE PERIOD                   $   4,033   $  3,675     $  3,130
INTEREST COST                                                        9,629      9,015        8,840
ACTUAL RETURN ON ASSETS                                            (22,791)    (1,025)     (13,371)
NET AMORTIZATION AND DEFERRAL                                       11,121    (11,188)       1,325
                                                                 ----------------------------------
TOTAL PENSION COST (INCOME) (A)                                  $   1,992   $    477     $    (76)
===================================================================================================

a) Excludes $1.8 million and $800,000 curtailment gain and $3 million and $500,000 cost of special termination benefits due to restructuring and sale of E&P in 1995.

The funded status of the plans is reconciled to prepaid pension cost at December 31, 1995 and 1994 as follows:


(IN THOUSANDS)                                                                  1995        1994
===================================================================================================
PLAN ASSETS AT FAIR VALUE, PRIMARILY INVESTMENTS IN IPG INSURANCE
    CONTRACTS AND POOLED SEPARATE ACCOUNTS                                  $ 142,683    $ 127,623
                                                                            -----------------------
ACCUMULATED BENEFIT OBLIGATION, INCLUDING VESTED BENEFITS OF:
    1995 $128.8 MILLION; 1994 $104.3 MILLION                                  134,930      111,640
EFFECT OF FUTURE SALARY INCREASES                                               8,183       11,692
                                                                            -----------------------
PROJECTED BENEFIT OBLIGATION                                                  143,113      123,332
                                                                            -----------------------
PLAN ASSETS (LESS THAN) IN EXCESS OF PROJECTED BENEFIT
  OBLIGATION                                                                     (430)       4,291
UNRECOGNIZED NET LOSS                                                          18,439       16,458
UNRECOGNIZED TRANSITION ASSET                                                  (9,241)     (11,266)
                                                                            -----------------------
PREPAID PENSION COST                                                        $   8,768    $   9,483
===================================================================================================

Significant assumptions used in determining net pension costs and related pension obligations are:


DECEMBER 31,                                                        1995        1994        1993
==================================================================================================
DISCOUNT RATE                                                          7%          8%          7%
RATE OF INCREASE IN COMPENSATION LEVELS                                4%      4 1/2%      4 1/2%
EXPECTED LONG-TERM RATE OF RETURN ON ASSETS                            9%          9%          9%
==================================================================================================


    The Docks operation terminated a pension plan that resulted in a pre-tax gain of $1.1 million in 1994.

    The company has certain defined contribution plans including a Thrift and Stock Purchase Plan and an Employee Stock Ownership Plan. The cost of these plans was $1.4 million, $2,5 million and $1.1 million in 1995, 1994 and 1993, respectively.

    In addition to providing pension benefits, the company provides health care and life insurance benefits for active and retired employees of certain subsidiaries. These plans are unfunded, and the company retains the right to modify or eliminate these benefits.

     The components of periodic expense for postretirement benefits in 1995, 1994 and 1993 were as follows:


(IN THOUSANDS)                                                      1995        1994        1993
==================================================================================================
SERVICE COST BENEFITS EARNED                                      $    697    $   805     $   947
INTEREST COST ON LIABILITY                                           7,565      6,812       7,300
AMORTIZATION OF GAIN OR (LOSS)                                         129       (115)       (240)
                                                                  --------------------------------
NET PERIODIC POSTRETIREMENT BENEFIT COST (A)                      $  8,391    $ 7,502     $ 8,007
==================================================================================================

a) Excludes $600,000 and $800,000 cost of curtailment due to restructuring and sale of E&P in 1995.

The accumulated postretirement benefit obligation (APBO) at December 31, 1995 and 1994 is summarized below:


(IN THOUSANDS)                                                                  1995        1994
===================================================================================================
RETIREES                                                                      $ 98,035   $  74,154
FULLY ELIGIBLE ACTIVE PARTICIPANTS                                               7,784       6,906
OTHER ACTIVE PARTICIPANTS                                                        7,914       9,910
                                                                              ---------------------
APBO                                                                           113,733      90,970
UNRECOGNIZED NET GAIN OR (LOSS)                                                (13,949)      5,236
LESS: CURRENT PORTION                                                           (5,000)     (5,000)
                                                                              ---------------------
LONG-TERM PORTION                                                             $ 94,784   $  91,206
===================================================================================================

    For measurement purposes, a 10% annual rate of increase in the per capita claims cost was assumed for 1996, declining gradually to 5% by the year 2002 and thereafter.

    Significant assumptions used in determining postretirement benefit expenses and accumulated postretirement benefit obligations are:

DECEMBER 31,                                                        1995        1994        1993
=================================================================================================
DISCOUNT RATE                                                          7%         8%      7 1/2%
RATE OF INCREASE IN COMPENSATION LEVELS                                4%     4 1/2%          5%
=================================================================================================

    The health care cost trend rate assumption can have a significant effect on the APBO, health care and death benefit liabilities and net periodic benefit costs.

    A 1% increase in the trend rate for health care costs would have increased the APBO at December 31, 1995 by 11% and 1995 service and interest costs by 12%.


14. SUPPLEMENTAL CASH FLOW INFORMATION:

(IN THOUSANDS)                                                      1995        1994        1993
==================================================================================================
CASH PAID DURING THE YEAR FOR:
    INTEREST, NET OF AMOUNTS CAPITALIZED                          $  6,911    $  5,101    $ 5,717
    INCOME TAXES                                                    30,562       9,174      9,714
==================================================================================================
NONCASH INVESTING AND FINANCING ACTIVITIES:
    CAPITAL STOCK ISSUED FOR ACQUISITION (NOTE 2)                 $ 19,536     $57,750         --
    CAPITAL STOCK ISSUED UNDER INCENTIVE PLAN (NOTE 12)              1,055       3,109         --
==================================================================================================
DETAILS OF ACQUISITION (NOTE 2):
    FAIR VALUE OF ASSETS ACQUIRED                                 $ 79,486    $171,219         --
    LIABILITIES ASSUMED                                            (26,289)    (82,748)        --
    STOCK ISSUED                                                   (19,536)    (57,750)        --
                                                                  --------------------------------
    CASH PAID                                                       33,661      30,721         --
LESS CASH ACQUIRED                                                  (2,653)     (2,355)        --
                                                                  --------------------------------
NET CASH PAID FOR ACQUISITION                                     $ 31,008    $ 28,366         --
==================================================================================================

15. Segment Information:

Information on the company's operations in different segments is contained on pages 18 to 19 of this report.

16. FINANCIAL RESULTS BY QUARTER (UNAUDITED):

(In thousands except per share data)


                                                                             1995
                                                 ----------------------------------------------------------------
QUARTERS ENDED                                    March 31,    June 30, September 30,  December 31,    Total
=================================================================================================================

Revenues(a)                                      $ 239,533    $ 257,698    $ 277,109    $ 261,230   $  1,035,570
Gross profit(a)(b)(c)                               68,454       59,010       86,474       75,636        289,574
Income (loss) from continuing operations(a)(d)       4,221       (4,528)       4,073       (2,016)         1,750
Income from discontinued operations                  1,375        1,303       11,255          556         14,489
Extraordinary item                                      --           --           --       (4,139)        (4,139)
                                                 ----------------------------------------------------------------
Net income (loss)                                $   5,596    $  (3,225)   $  15,328    $  (5,599)  $     12,100
=================================================================================================================
Per Share:
Income (loss) from continuing operations         $     .13    $    (.14)   $     .13    $    (.06)  $        .06
Income from discontinued operations                    .05          .04          .34          .02            .45
Extraordinary item                                      --           --           --         (.13)          (.13)
Net income (loss)                                      .18         (.10)         .47         (.17)           .38
Dividends                                              .10          .10          .10          .10            .40
=================================================================================================================

a)       The company discontinued its E&P business in 1995 (see Note 5).

b) Gross profit equals total sales and operating revenues less cost of sales and operating costs (excluding depreciation and amortization) and unusual items.

c) Gross profit for the second and fourth quarter of 1995 was impacted positively by the effect of LIFO liquidations of approximately $1.5 million and $700,000.

d) Motor oil operating results included plant and equipment write-downs of $1.5 million in the fourth quarter.


(In thousands except per share data)


                                                                             1994
QUARTERS ENDED                                    March 31,    June 30, September 30,  December 31,    Total
=================================================================================================================
Revenues(a)                                      $ 168,515    $ 161,545    $ 179,702    $ 222,872   $    732,634
Gross profit(a)(b)(c)                               58,586       50,958       57,051       62,500        229,095
Income from continuing operations(a)(d)              2,284        1,622        3,872        1,723          9,501
Income from discontinued operations                  3,299        3,447        1,526          993          9,265
                                                 ----------------------------------------------------------------
Net income                                       $   5,583    $   5,069    $   5,398    $   2,716   $     18,766
=================================================================================================================

Per Share:
Income from continuing operations                $     .08    $     .06    $     .14    $     .06   $        .33
Income from discontinued operations                    .12          .13          .05          .03            .33
Net income                                             .20          .19          .19          .09            .66
Dividends                                              .10          .10          .10          .10            .40
=================================================================================================================

a)       The company discontinued its insurance business in 1994 (see Note 5).

b) Gross profit equals total sales and operating revenues less cost of sales and operating costs (excluding depreciation and amortization) and unusual items.

c) Truck-Lite operating results included a $1.5 million charge recorded in the fourth quarter of 1994 to reserve for future losses associated with a contract to manufacture automotive safety lights.

d) Income from continuing operations in the third quarter of 1994 was impacted positively by a change of $1.4 million due to a reduction in the estimated state tax rate and additional tax credits.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
To Stockholders Quaker State Corporation:

We have audited the accompanying consolidated balance sheets of Quaker State Corporation and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quaker State Corporation and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.


Coopers & Lybrand L.L.P.
Dallas, Texas
January 30, 1996


MANAGEMENT REPORT
Quaker State Corporation and Subsidiaries

The consolidated financial statements of Quaker State Corporation (the company) and other financial information appearing in this report have been prepared at the direction of the management of the company, who are responsible for their integrity and objectivity. The statements, which were prepared in conformity with generally accepted accounting principles, reflect estimates, where appropriate, based upon the judgment of management.

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

   The Internal Audit Department of the company reviews, evaluates, monitors, and makes recommendations on both administrative and accounting controls and thus acts as an integral, but independent, part of the control system. A staff of professional auditors perform audits at reasonable intervals throughout the company and its subsidiaries.

   The Audit Committee of the Board of Directors, consisting of three outside directors, is directly responsible for assuring that management fulfills its financial reporting responsibility and for monitoring the corporate audit function. Both the internal auditors and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

QUAKER STATE (KSF) MARKET PRICES BY QUARTER                            1995       1994      1993
==================================================================================================
First Quarter                                               High      15 1/8     14 3/8     13
                                                            Low       13 3/8     12 5/8    11 1/8
                                                            Close     13 3/4     13        12 1/8
--------------------------------------------------------------------------------------------------
Second Quarter                                              High      15 1/8     16 1/8    12 7/8
                                                            Low       13 1/2     12 3/4    11 1/4
                                                            Close     15         14        11 3/4
--------------------------------------------------------------------------------------------------
Third Quarter                                               High      16 1/2     15 3/8    14 1/4
                                                            Low       14 5/8     13 1/2    11 3/4
                                                            Close     14 5/8     14 1/2    13 7/8
--------------------------------------------------------------------------------------------------
Fourth Quarter                                              High      14 3/4     14 1/2    15
                                                            Low       12 1/8     13        12 1/8
                                                            Close     12 3/4     14        13 3/8
==================================================================================================