Form 10-K405, Exhibit 13
period 1996-12-31
QUAKER STATE CORP
filed 1997-03-27
CIK 81381

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The consolidated financial statements and related notes (pages 23 to 35) and the segment information included on pages 20 and 21 should be read as an integral part of this review.

         In June 1996, the company acquired all the stock of Blue Coral, Inc. (Blue Coral) for $43.5 million in cash, the issuance of 2,956,328 shares of capital stock with a market value of $43.5 million, and the payment of $27.9 million to satisfy certain Blue Coral indebtedness. In October 1996, the company acquired all the stock of Medo Industries, Inc. and its affiliated companies (Medo) for $142.3 million in cash and the payment of $17.7 million to satisfy certain Medo indebtedness. These acquisitions are expected to add over $175 million in annual revenues. In connection with the above acquisitions the company formed a new Consumer Products segment, combining the operating results of Blue Coral, Medo and Slick 50, Inc. (Slick 50), which was acquired in 1995. Slick 50's results, which were previously reported in the Lubricants and Lubricant Services segment, have been reclassified to the Consumer Products segment.

         As of January 1, 1996, the company began reporting the results of its fast lube subsidiary, Q Lube, as a component of its core lubricants and lubricant services businesses. Prior to that, Q Lube had been reported as a separate segment. Prior periods have been reclassified to conform to current presentation.

CONSOLIDATED REVIEW OF OPERATIONS

Net income for 1996 was $13.7 million, or $.40 per share compared to $12.1 million, or $.38 per share in 1995. Net income in 1996 included $9.3 million, net of taxes, or $.27 per share related to unusual items consisting of the write-down of certain assets and restructuring charges of $12.4 million, net of taxes, or $.36 per share, and a gain on the settlement of a long-term receivable of $3.1 million, net of taxes, or $.09 per share (see Note 3 to the Consolidated Financial Statements). Net income in 1996 was negatively impacted by the dilutive effect of the June 1996 acquisition of Blue Coral, due to the seasonal nature of Blue Coral's business and a shortfall in second-season sales, partially offset by the positive impact of Medo. Net income for 1995 included $16.5 million, net of taxes, or $.51 per share, related to unusual items consisting of restructuring charges of $13.8 million, or $.43 per share, and the settlement of a class-action lawsuit for $2.7 million, or $.08 per share (see Note 3 to the Consolidated Financial Statements). Additionally, 1995 included $14.5 million, or $.45 per share, related to a gain on sale and income from discontinued operations (see Note 5 to the Consolidated Financial Statements) and $4.1 million, or $.13 per share, for an extraordinary item related to early extinguishment of debt (see Note 9 to the Consolidated Financial Statements). Net income of $18.8 million, or $.66 per share in 1994 included $9.3 million or $.33 per share, related to discontinued operations.

         Income from continuing operations in 1996 was $13.7 million, or $.40 per share, compared to $1.8 million, or $.06 per share in 1995. Included in income from continuing operations in 1996 is $14.5 million related to the unusual items, the operating results of Slick 50 for a full year and the operating results of Blue Coral and Medo for six and three months, respectively. Operating profit before unusual items for the Lubricants and Lubricant Services segment was up 16% over 1995 primarily due to increased sales volume in both the retail and installed markets. Operating profit at Truck-Lite was down 32% as the company continued its withdrawal from the automotive lighting business. Income from continuing operations in 1995 was $1.8 million, or $.06 per share, compared to $9.5 million, or $.33 per share in 1994. Included in income from continuing operations in 1995 is $27 million, related to unusual items and the operating results of Slick 50 for six months. Operating profit before unusual items in the Lubricants and Lubricant Services segment was up 67%, due to increased sales volume over 1994. Operating profit at Truck-Lite was down 16%, due to a decrease in automotive lighting volume.

         Sales and operating revenues in 1996 were up 16% to $1.2 billion compared to $1 billion in 1995. Recent acquisitions and increased sales volumes at each of the company's major businesses contributed to the increase in revenues in 1996. Sales and operating revenues in 1995 were up 41% over $732.6 million in 1994 as a result of increased sales volumes and the Specialty Oil Company (Specialty) and Westland Oil Company (Westland) acquisitions.

LUBRICANTS AND LUBRICANT SERVICES

Operating profit before unusual items for 1996 was $46.1 million compared to $39.9 million in 1995. The increase in operating profit was favorably impacted by a 7% and 16% increase in branded and private label motor oil volumes, and a 3% increase in car counts and average ticket prices at the company's Q Lube operations, offset by reduced LIFO profits of $1.1 million. Operating profit before unusual items in 1995 was up 67% over $23.9 million in 1994. The increase was due to improved branded motor oil and refinery margins, increased car counts and average ticket prices and LIFO profits of $2.2 million.

         Operating revenues were up 7% to $972.4 million in 1996 compared to $906.2 million in 1995. The increase in revenues was due to the improved volume of branded and private label motor oil and increased car counts and average ticket prices. Operating revenues for 1995 were up 43% compared to 1994 operating revenues of $633 million primarily due to the Specialty and Westland acquisitions in 1994.

CONSUMER PRODUCTS

Operating profit before unusual items for 1996 was $14.4 million compared to $2.9 million in 1995. The increase is due to the acquisition of Medo, and the full-year results accompanied by improved volume at Slick 50, partially offset by seasonal operating losses at Blue Coral. The Consumer Products segment recorded revenues of $143.9 million in 1996 compared to $40 million in 1995 due to the inclusion of Blue Coral, Medo and Slick 50.

TRUCK-LITE

Operating profit decreased to $6.7 million in 1996 compared to $9.8 million in 1995. This decline is attributed to lower sales volume and a change in product mix as Truck-Lite continued its withdrawal from the automotive lighting business to focus on the more profitable original equipment and aftermarket truck lighting business. Operating profit was down 16% in 1995 compared to $11.8 million in 1994 as a result of the softening automotive market and initiation of Truck-Lite's transition out of the automotive lighting business.

         Operating revenues were down 4% to $86.7 million in 1996 from $90.3 million in 1995 due to lower sales volume and changes in product mix. Operating revenues for 1995 were down 9% from $99.6 million in 1994, due to the softening of the automotive market.

CORPORATE

Corporate income excluding unusual items was down 45% to $3 million in 1996 from $5.5 million in 1995, due to reduced cash on hand and reduced royalty income received from the acquirer of the coal operations. Corporate expenses were down 5% to $18.8 million in 1996 compared to $19.8 million in 1995. Interest expense increased 75% to $12.6 million in 1996 from $7.2 million in 1995 as a result of utilizing debt in recent acquisitions. In 1996, the company settled a long-term receivable from the acquirer of the coal operations resulting in an unusual gain of $5 million.

         Corporate income was up 71% in 1995 from $3.2 million in 1994. The increase resulted primarily from additional royalty income received from the acquirer of the coal operations. Corporate expenses excluding restructuring charges increased 6% in 1995 from $18.7 million in 1994. Interest expense increased 59% in 1995 from $4.5 million in 1994 as a result of an increase in average debt outstanding in 1995.

LIQUIDITY AND FINANCIAL CONDITION

Cash flow from operations was up $38.9 million primarily due to reduced cash used for the company's 1995 relocation and restructuring, and favorable working capital changes compared to 1995.

         The company expects to have $50 million of capital expenditures in 1997 compared to $60.1 million in 1996. The 1997 expenditures will relate primarily to adding Q Lube stores, through construction or acquisition, converting various fast lube locations to the Q Lube format and various plant and equipment expenditures, including environmental capital expenditures. Capital expenditures could be impacted by the general business economy and environmental laws.

         The company anticipates expanding its Q Lube operations from 469 company-owned and franchised stores at December 31, 1996, to 1,000 company-owned and franchised stores by the end of the year 2000, subject to locating and acquiring appropriate sites. Additionally, the company intends to expand its consumer products business through continued product development and acquisitions. This growth will be financed by cash from operations and financing activities.

         As a result of the company's Blue Coral and Medo acquisitions, total debt was up $275.8 million to $401.6 million at December 31, 1996, compared to $125.8 million at December 31, 1995. A portion of the debt is interim financing which the company plans to refinance in 1997, through a capital stock offering or permanent financing.

         In December 1996, the company purchased 1,550,934 shares of its capital stock for $24.8 million (see Note 11 to the Consolidated Financial Statements).

         The company's working capital was $20.4 million at December 31, 1996, with a current ratio of 1.1 to 1, compared to $132.1 million and 1.9 to 1 at December 31, 1995.

This decrease is due to the inclusion in current liabilities of $142 million of debt which the company plans to refinance in 1997. Excluding the debt to be refinanced the current ratio for 1996 is 1.9 to 1.

ADDITIONAL FINANCIAL INFORMATION

The net deferred tax assets at December 31, 1996 of $55.8 million will be either realized through the carryback provisions of the tax law or recovered in the future through existing levels of taxable income from continuing operations.

         Federal, state, and local environmental laws continue to have an impact on the company's operations. Compliance with such laws has been accomplished without a material effect on the company's financial position and results of operations.

         In December 1993, the United States commenced a lawsuit against the company alleging that the company violated the federal Resource Conservation and Recovery Act and the federal Clean Air Act at its Congo refinery. In 1996, a $2.9 million settlement was reached that requires the company to pay $1.7 million in cash penalties and complete supplemental environmental projects valued at $1.2 million. The cash penalties are provided for in the company's current environmental reserves. Additionally, the company has agreed to make other capital improvements at this facility.

         The company has been named as a party or a potentially responsible party in a number of government and private actions based on environmental laws and regulations. The company anticipates some liability for long-term remediation or reclamation at formerly owned facilities including three refineries and various coal operations.

         In 1996, the Federal Trade Commission (FTC) filed an administrative proceeding seeking an order that Slick 50 cease from making certain product claims and refrain from making other product claims without adequate substantiation. In addition, Slick 50 was named as a defendant in a number of class actions alleging false, misleading, deceptive and/or unsubstantiated advertising claims relating to Slick 50(R) engine treatment. These actions seek damages on behalf of the purported classes. The company is vigorously defending the FTC proceeding and the lawsuits.

         While it is impossible at this time to determine with certainty the ultimate outcome of all environmental and legal matters involving the company, the company has accrued for all items which are probable and can be reasonably estimated, and does not expect any material adverse effect on its financial position. However, it is possible that one or more of these matters may be decided against the company and could have a material impact on results of operations or cash flow in that period.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

Certain matters discussed herein are forward-looking statements that involve risks and uncertainties, including, but not limited to, economic conditions, product demand, competitive products and pricing, availability of raw materials, changes in inventory due to shifts in market demand, environmental and trade regulations, litigation and other risks indicated in filings with the Securities and Exchange Commission. Such factors could cause actual results to differ significantly from estimates.

SEGMENT INFORMATION

The company's operations are organized into three segments. The Lubricants and Lubricant Services segment produces and markets branded and private label lubricants and provides fast service automobile oil changes through the company's Q Lube subsidiary. The Consumer Products segment manufactures and markets automotive aftermarket products, including automotive chemicals, car appearance and air freshener products. The company's third segment, Truck-Lite, manufactures and sells automotive and heavy-duty truck lighting.

         Intersegment sales are at market. Corporate assets consist principally of deferred tax assets, cash and cash equivalents and assets not identifiable with the operations of a segment.

         In July 1996, the company formed a new Consumer Products segment, combining the operating results of Blue Coral, Medo and Slick 50. Slick 50's results, which were previously reported in the Lubricants and Lubricant Services segment, have been reclassified to the Consumer Products segment. As of January 1, 1996, the company began reporting the results of its fast lube subsidiary, Q Lube, as a component of its core Lubricants and Lubricant Services segment. Prior to that, Q Lube had been reported as a separate segment. As of December 31, 1996, the company began reporting the results of its bulk handling facility, Docks, as a component of its Lubricants and Lubricant Services segment. Prior periods have been reclassified to conform to current presentation.

Quaker State Corporation and Subsidiaries

(in thousands)                                                   1996           1995           1994
------------------------------------------------------------------------------------------------------

REVENUES (a)
Lubricants and lubricant services ........................   $   972,390    $   906,158    $   632,996
Consumer products ........................................       143,929         39,962           --
Truck-Lite ...............................................        86,725         90,312         99,638
Intersegment sales .......................................        (2,815)          (862)          --
                                                             -----------    -----------    -----------
                                                             $ 1,200,229    $ 1,035,570    $   732,634
======================================================================================================
OPERATING PROFITS
Lubricants and lubricant services ........................   $    46,061    $    39,868    $    23,880
   Unusual items (b) .....................................       (17,871)       (17,800)          --
                                                             -----------    -----------    -----------
Total lubricants and lubricant services ..................        28,190         22,068         23,880
                                                             -----------    -----------    -----------
Consumer products ........................................        14,383          2,880           --
   Unusual items (b) .....................................          (239)          --             --
                                                             -----------    -----------    -----------
Total consumer products ..................................        14,144          2,880           --
                                                             -----------    -----------    -----------
Truck-Lite ...............................................         6,703          9,823         11,756
                                                             -----------    -----------    -----------
Total operating profits ..................................        49,037         34,771         35,636
Corporate income .........................................         3,013          5,523          3,235
Interest expense .........................................       (12,640)        (7,228)        (4,534)
Corporate expenses .......................................       (18,790)       (19,816)       (18,669)
   Unusual items (b) .....................................         3,603         (9,200)          --
                                                             -----------    -----------    -----------
Total corporate expenses .................................       (15,187)       (29,016)       (18,669)
                                                             -----------    -----------    -----------
Income from continuing operations before income taxes ....   $    24,223    $     4,050    $    15,668
======================================================================================================
IDENTIFIABLE ASSETS
Lubricants and lubricant services ........................   $   505,236    $   448,674    $   426,108
Consumer products ........................................       375,892         78,794           --
Truck-Lite ...............................................        41,586         40,636         37,497
Discontinued operations ..................................         3,039          4,279         49,449
                                                             -----------    -----------    -----------
                                                                 925,753        572,383        513,054
Corporate ................................................       111,083        144,640        116,964
                                                             -----------    -----------    -----------
                                                             $ 1,036,836    $   717,023    $   630,018
======================================================================================================
CAPITAL EXPENDITURES
Lubricants and lubricant services ........................   $    53,519    $    39,363    $    24,848
Consumer products ........................................         2,100           --             --
Truck-Lite ...............................................         4,504          5,039          2,978
Discontinued operations ..................................          --              728          8,618
                                                             -----------    -----------    -----------
                                                             $    60,123    $    45,130    $    36,444
======================================================================================================
DEPRECIATION, DEPLETION AND AMORTIZATION
Lubricants and lubricant services ........................   $    27,659    $    27,940    $    19,419
Consumer products ........................................         8,113          2,520           --
Truck-Lite ...............................................         2,806          2,459          2,426
Discontinued operations ..................................          --            5,411         10,414
                                                             -----------    -----------    -----------
                                                             $    38,578    $    38,330    $    32,259
======================================================================================================

a. In 1996 and 1995, sales to one customer and its affiliated companies exceeded 10% of consolidated revenues.
b. In 1996, unusual items primarily relate to asset write-downs, restructuring charges and a gain on the settlement of a long-term receivable. In 1995, unusual items primarily relate to restructuring charges and the settlement of a class-action lawsuit.

FIVE-YEAR SUMMARY OF NET INCOME AND COMPARATIVE STATISTICAL DATA
Quaker State Corporation and Subsidiaries

YEARS ENDED DECEMBER 31
(in thousands except per share and statistical data)          1996           1995            1994           1993           1992
------------------------------------------------------------------------------------------------------------------------------------

REVENUES
Sales and operating revenues .........................   $  1,200,229   $  1,035,570    $    732,634   $    607,085   $    592,650
Other, net ...........................................          7,470          9,894           6,923          5,595          4,063
                                                         ------------   ------------    ------------   ------------   ------------
                                                            1,207,699      1,045,464         739,557        612,680        596,713
                                                         ------------   ------------    ------------   ------------   ------------
COSTS AND EXPENSES
Cost of sales and operating costs ....................        821,530        718,996         503,539        421,894        408,830
Selling, general and administrative ..................        296,221        255,271         193,390        156,359        158,920
Depreciation and amortization ........................         38,578         32,919          21,845         19,181         20,077
Interest .............................................         12,640          7,228           5,115          5,721          4,785
Unusual items (a) ....................................         14,507         27,000            --             --            3,200
                                                         ------------   ------------    ------------   ------------   ------------
                                                            1,183,476      1,041,414         723,889        603,155        595,812
                                                         ------------   ------------    ------------   ------------   ------------
INCOME FROM CONTINUING OPERATIONS BEFORE
   INCOME TAXES AND EXTRAORDINARY ITEM ...............         24,223          4,050          15,668          9,525            901
PROVISION FOR INCOME TAXES ...........................         10,500          2,300           6,167          2,534            245
                                                         ------------   ------------    ------------   ------------   ------------
INCOME FROM CONTINUING OPERATIONS BEFORE
   EXTRAORDINARY ITEM ................................         13,723          1,750           9,501          6,991            656
INCOME (LOSS) FROM DISCONTINUED OPERATIONS (b) .......           --           14,489           9,265          6,711        (31,904)
                                                         ------------   ------------    ------------   ------------   ------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
   CUMULATIVE EFFECT OF ACCOUNTING CHANGES ...........         13,723         16,239          18,766         13,702        (31,248)
EXTRAORDINARY ITEM (c) ...............................           --           (4,139)           --             --             --
CUMULATIVE EFFECT OF ACCOUNTING CHANGES (d) ..........           --             --              --             --          (62,600)
                                                         ------------   ------------    ------------   ------------   ------------
NET INCOME (LOSS) ....................................   $     13,723   $     12,100    $     18,766   $     13,702   $    (93,848)
===================================================================================================================================
PER SHARE:
Income from continuing operations
   before extraordinary item and cumulative
   effect of accounting changes ......................   $        .40   $        .06    $        .33   $        .25   $        .02
Income (loss) from discontinued operations ...........           --              .45             .33            .25          (1.17)
Extraordinary item ...................................           --             (.13)           --             --             --
Cumulative effect of accounting changes ..............           --             --              --             --            (2.30)
                                                         ------------   ------------    ------------   ------------   ------------
Net income (loss) ....................................   $        .40   $        .38    $        .66   $        .50   $      (3.45)
==================================================================================================================================
Dividends:
   Cash per share ....................................   $        .40   $        .40    $        .40   $        .60   $        .80
   Amount ............................................         13,762         12,867          11,358         16,310         21,720
Capital expenditures .................................         60,123         45,130          36,444         29,760         25,706
As of December 31:
Working capital (e) ..................................         20,376        132,073         101,439         35,403         74,911
Total assets .........................................      1,036,836        717,023         630,018        783,677        792,820
Total debt ...........................................        401,608        125,762          73,249         51,450         79,183
Stockholders' equity .................................        298,669        272,155         251,850        188,750        191,194
Book value per share .................................           8.60           8.29            8.00           6.93           7.04
===================================================================================================================================
Number of stockholders of record .....................          9,193          9,776          11,792         12,147         12,606
Weighted average capital and equivalent
   shares outstanding ................................     34,465,000     32,226,000      28,459,000     27,234,000     27,184,000
===================================================================================================================================

a. In 1996, the company recorded $19.5 million related primarily to asset write-downs and restructuring charges and a $5 million gain upon the settlement of a long-term receivable (see Note 3 to Consolidated Financial Statements). The company recorded $22.6 million of restructuring charges and $4.4 million for the settlement of a class-action lawsuit in 1995 (see Note 3 to Consolidated Financial Statements). The Company recorded a charge in 1992 for assets to be replaced by future conversion of Minit-Lube stores to the Q Lube format.
b. The company sold its exploration and production business in 1995, and its insurance business in 1994 and discontinued its coal business in 1992. These businesses have been reported as discontinued operations (see Note 5 to Consolidated Financial Statements).
c. Premium on early extinguishment of $50 million, 8.73% Senior Notes (see Note 9 to Consolidated Financial Statements).
d. Cumulative effect of implementing Statement of Financial Accounting Standard No. 106, "Employers' Accounting For Postretirement Benefits Other Than Pensions" and Standard No. 109, "Accounting For Income Taxes" in 1992.
e. Working Capital at December 31, 1996, has been reduced by $142 million of debt which the company plans to refinance in 1997.

CONSOLIDATED STATEMENT OF INCOME
Quaker State Corporation and Subsidiaries


YEARS ENDED DECEMBER 31
(in thousands, except per share data)                                   1996          1995          1994
=============================================================================================================

REVENUES
Sales and operating revenues ....................................   $ 1,200,229    $ 1,035,570    $   732,634
Other, net ......................................................         7,470          9,894          6,923
                                                                    -----------    -----------    -----------
                                                                      1,207,699      1,045,464        739,557
                                                                    -----------    -----------    -----------
COSTS AND EXPENSES
Cost of sales and operating costs ...............................       821,530        718,996        503,539
Selling, general and administrative .............................       296,221        255,271        193,390
Depreciation and amortization ...................................        38,578         32,919         21,845
Interest ........................................................        12,640          7,228          5,115
Unusual items (Note 3) ..........................................        14,507         27,000           --
                                                                    -----------    -----------    -----------
                                                                      1,183,476      1,041,414        723,889
                                                                    -----------    -----------    -----------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
   AND EXTRAORDINARY ITEM .......................................        24,223          4,050         15,668
PROVISION FOR (BENEFIT FROM) INCOME TAXES (NOTE 4)
   Current ......................................................        27,500         11,200          9,550
   Deferred .....................................................       (17,000)        (8,900)        (3,383)
                                                                    -----------    -----------    -----------
                                                                         10,500          2,300          6,167
                                                                    -----------    -----------    -----------
INCOME FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM .....        13,723          1,750          9,501
DISCONTINUED OPERATIONS (NOTE 5)
   Discontinued operations, net of taxes ........................          --            1,794          8,888
   Income on disposition, net of taxes ..........................          --           12,695            377
                                                                    -----------    -----------    -----------
                                                                           --           14,489          9,265
=============================================================================================================
INCOME BEFORE EXTRAORDINARY ITEM ................................        13,723         16,239         18,766
EXTRAORDINARY ITEM, NET OF TAXES (NOTE 9) .......................          --           (4,139)          --

NET INCOME ......................................................   $    13,723    $    12,100    $    18,766
PER SHARE:
INCOME FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM .....   $       .40    $       .06    $       .33
INCOME FROM DISCONTINUED OPERATIONS .............................          --              .45            .33
EXTRAORDINARY ITEM ..............................................          --             (.13)          --
                                                                    -----------    -----------    -----------
NET INCOME PER SHARE ............................................   $       .40    $       .38    $       .66
=============================================================================================================

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Quaker State Corporation and Subsidiaries

YEARS ENDED DECEMBER 31
(in thousands)                                                                               1996        1995         1994
----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income ...........................................................................   $  13,723    $  12,100    $  18,766
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation, depletion and amortization ..........................................      38,578       38,330       32,259
   Unusual items - noncurrent ........................................................      17,712        7,864         --
   Gain on settlement of long-term receivable ........................................      (5,053)        --           --
   Gain on disposition of discontinued operations (Note 5) ...........................        --        (12,695)        (377)
   Extraordinary loss on extinguishment of debt ......................................        --          4,139         --
   Deferred income taxes and investment tax credit ...................................     (10,547)     (17,937)       2,669
   Increase (decrease) from changes in:
      Receivables ....................................................................      (5,397)     (22,078)      (1,154)
      Inventories ....................................................................     (16,523)      (1,120)      (3,719)
      Other current assets ...........................................................       6,955       (7,548)       5,018
      Accounts payable ...............................................................      12,197       (7,039)      (7,920)
      Accrued liabilities ............................................................      (1,415)       4,999      (11,509)
      Other ..........................................................................      (6,446)       5,913        3,529
                                                                                         ---------    ---------    ---------
   Net cash provided by operating activities .........................................      43,784        4,928       37,562
                                                                                         ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures .................................................................     (60,123)     (45,130)     (36,444)
Proceeds from disposal of property and equipment .....................................       2,953        4,910        4,556
Proceeds from settlement of long-term receivable, net of taxes .......................      15,380         --           --
Acquisition of businesses, net of cash acquired (Note 2) .............................    (234,106)     (31,008)     (28,366)
Proceeds from sale of discontinued operations, net of discontinued
   operations cash and taxes (Note 5) ................................................        --         47,213       78,529
Discontinued insurance operations investing activities, net ..........................        --           --        (12,732)
Other, net ...........................................................................      (8,046)      (5,685)        --
                                                                                         ---------    ---------    ---------
   Net cash provided by (used in) investing activities ...............................    (283,942)     (29,700)       5,543
                                                                                         ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid .......................................................................     (13,762)     (12,867)     (11,358)
Purchase of treasury stock ...........................................................     (25,313)        --           --
Proceeds from debt ...................................................................     282,774       99,375          418
Payments on debt .....................................................................      (6,990)     (60,882)     (17,988)
Other ................................................................................       2,187         --           --
                                                                                         ---------    ---------    ---------
   Net cash provided by (used in) financing activities ...............................     238,896       25,626      (28,928)
                                                                                         ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents .................................      (1,262)         854       14,177
Total cash and cash equivalents at beginning of year .................................      30,659       29,805       15,628
                                                                                         ---------    ---------    ---------
TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR .......................................   $  29,397    $  30,659    $  29,805
============================================================================================================================

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET
Quaker State Corporation and Subsidiaries

DECEMBER 31
(in thousands except share data)                                                                 1996          1995
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents ...............................................................   $    29,397    $    30,659
Accounts and notes receivable, less allowance of $4,160 and $3,495 in 1996 and 1995 .....       171,346        129,267
Inventories (Note 6) ....................................................................       113,970         80,284
Other current assets ....................................................................        26,518         36,796
                                                                                            -----------    -----------
   Total current assets .................................................................       341,231        277,006
                                                                                            -----------    -----------
Property, plant and equipment, at cost (Note 7) .........................................       227,876        203,259
Goodwill, brands and other assets (Note 8) ..............................................       467,729        236,758
                                                                                            -----------    -----------
      TOTAL ASSETS ......................................................................   $ 1,036,836    $   717,023
======================================================================================================================

LIABILITIES
Current liabilities:
Accounts payable ........................................................................   $    73,959    $    53,465
Accrued liabilities .....................................................................        87,559         84,225
Debt payable within one year ............................................................        17,337          7,243
Debt to be refinanced (Note 9) ..........................................................       142,000           --
                                                                                            -----------    -----------
   Total current liabilities ............................................................       320,855        144,933
                                                                                            -----------    -----------
Long-term debt (Note 9) .................................................................       242,271        118,519
Other long-term liabilities (Note 10) ...................................................       175,041        181,416
                                                                                            -----------    -----------
   Total liabilities ....................................................................       738,167        444,868
                                                                                            -----------    -----------
Commitments and contingencies (Note 11)


STOCKHOLDERS' EQUITY
Capital stock $1.00 par value; authorized shares, 95,000,000;
    issued shares, 36,322,312 and 32,824,157 in 1996 and 1995 ...........................        36,322         32,824
Additional capital ......................................................................       187,560        139,068
Retained earnings .......................................................................       103,480        103,519
Cumulative foreign currency translation adjustment ......................................           411           (111)
Treasury stock, at cost, 1,593,582 and 8,447 shares in 1996 and 1995 ....................       (25,433)          (120)
Unearned compensation ...................................................................        (3,671)        (3,025)
                                                                                            -----------    -----------
   Total stockholders' equity ...........................................................       298,669        272,155
                                                                                            -----------    -----------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ........................................   $ 1,036,836    $   717,023
======================================================================================================================

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Quaker State Corporation and Subsidiaries

                                                                             Foreign
                                                                            Currency             Unearned
                                            Capital  Additional  Retained   Translation Treasury   Compen-
(in thousands except shares and per share)   Stock     Capital   Earnings   Adjustment    Stock    sation    Total
--------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1993 ................  $27,251  $ 63,044   $  98,877    $ 75             $   (497)   $ 188,750
Net income ................................     --        --        18,766      --                   --       18,766
Cash dividends ($.40 per share) ...........     --        --       (11,358)     --                   --      (11,358)
265,687 shares of capital stock issued
   under incentive plans ..................      266     3,337        --        --               (2,411)       1,192
Net changes in unrealized gains and
   losses on marketable securities ........     --        --        (1,999)     --                   --       (1,999)
Change in foreign currency translation ....     --        --          --      (784)                  --         (784)
4,000,000 shares issued for acquisition ...    4,000    53,750        --        --                   --       57,750
Purchase of 33,498 shares .................     --        --          --        --   $   (467)       --         (467)
                                             -------  --------   ---------    ----             --------    ---------
BALANCE, DECEMBER 31, 1994 ................   31,517   120,131     104,286    (709)      (467)   (2,908)     251,850
                                             -------  --------   ---------    ----             --------    ---------
Net income ................................     --        --        12,100      --         --        --       12,100
Cash dividends ($.40 per share) ...........     --        --       (12,867)     --         --        --      (12,867)
103,030 shares of capital stock
    issued under incentive plans ..........       47       661        --        --        789      (117)       1,380
Change in foreign currency translation ....     --        --           598      --         --       598
1,260,403 shares issued for acquisition ...    1,260    18,276        --        --         --        --       19,536
Purchase of 30,529 shares .................     --        --          --        --       (442)       --         (442)
                                             -------  --------   ---------    ----             --------    ---------
BALANCE, DECEMBER 31, 1995 ................   32,824   139,068     103,519    (111)      (120)   (3,025)     272,155
                                             -------  --------   ---------    ----             --------    ---------
Net income ................................     --        --        13,723      --         --        --       13,723
Cash dividends ($.40 per share) ...........     --        --       (13,762)     --         --        --      (13,762)
187,453 shares of capital stock issued
   under incentive plans ..................      187     2,345        --        --         --      (646)       1,886
Change in foreign currency translation ....     --        --          --       522         --        --          522
3,310,700 shares issued for acquisitions ..    3,311    46,147        --        --         --        --       49,458
Purchase of 1,585,135 shares ..............     --        --          --        --    (25,313)       --      (25,313)
                                             -------  --------   ---------    ----             --------    ---------
BALANCE, DECEMBER 31, 1996 ................  $36,322 $ 187,560   $ 103,480    $411   $(25,433)  $(3,671)   $ 298,669
====================================================================================================================

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Quaker State Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Quaker State Corporation and Subsidiaries (the company) is principally a producer of motor oil and lubricants, and a manufacturer and marketer of consumer products and services in the automotive aftermarket. Branded and private label products are sold to distributors and national and regional retailers.

         a. Basis of presentation: The consolidated financial statements include the accounts of Quaker State Corporation and all of its subsidiaries more than 50% owned. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Actual results could differ from those estimates.

         b. Cash equivalents: The company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

         c. Inventories: Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for crude oil and manufactured products. For other inventories, such as purchased finished lubricating oils and purchased automotive aftermarket products, cost is determined on the first-in, first-out (FIFO) basis.

         d. Depreciation, amortization and valuation of intangibles:
Depreciation is recorded on a straight-line basis. Goodwill, brands and other intangible assets are amortized on a straight line basis over periods not exceeding 40 years. When factors indicate an intangible asset may not be recoverable, the company uses an estimate of the related undiscounted future cash flows compared to the carrying value of the intangible asset to determine if an impairment exists.

         e. Environmental expenditures: Costs in connection with compliance and monitoring of compliance with existing environmental regulations as they relate to ongoing operations are expensed or capitalized as appropriate. Costs associated with remediation efforts resulting from prior activities are recorded no later than at the completion of an environmental site assessment. A liability is recorded earlier if it is probable that a liability exists and a cost can be reasonably estimated. All cleanup estimates are based on current technology.

         f. Advertising Costs: Advertising costs are expensed as incurred. Advertising costs were $123.3 million, $92.7 million and $77.8 million in 1996, 1995, and 1994, respectively.

         g. Income taxes and investment credit: The company uses the liability method of accounting for income taxes. The company accounts for investment credit on the deferral method which recognizes the investment credit as a reduction of the provision for income taxes over the life of the related assets.

         h. Earnings per share: Earnings per share is based on the weighted average number of shares of capital stock outstanding and capital stock equivalents.

         i. Foreign currency translation: For all foreign operations, the functional currency is the local currency. The assets and liabilities of the company's foreign operations are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. Exchange gains or losses are not material.

2. ACQUISITIONS:

In June 1996, the company acquired all the stock of Blue Coral, Inc. (Blue Coral) for $43.5 million in cash, the issuance of 2,956,328 shares of capital stock with a market value of $43.5 million, and the payment of $27.9 million to satisfy certain Blue Coral indebtedness. In October 1996, the company sold one of the Blue Coral businesses for $7.2 million in cash. The acquisition resulted in $82.2 million of goodwill, brands and other intangible assets.

         In October 1996, the company acquired all the stock of Medo Industries, Inc. and its affiliated companies (Medo) for $142.3 million in cash and the payment of $17.7 million to satisfy certain Medo indebtedness. The acquisition resulted in $145.9 million of goodwill, brands and other intangible assets.

         In 1995, the company acquired all the stock of Slick 50, Inc. (Slick
50) for $22.6 million in cash, the issuance of 1,260,403 shares of capital stock with a market value of $19.5 million, and the payment of $11 million to satisfy certain Slick 50 indebtedness. In December 1996, under performance consideration terms of the Merger Agreement, additional consideration of 354,374 shares of capital stock with a market value of $6 million was paid to the former Slick 50 stockholders. The total goodwill, brands and other intangible assets resulting from the Slick 50 acquisition was $72.3 million.

         In 1994, the company acquired all the stock of the Specialty Oil Companies (Specialty) and Westland Oil Company, Inc. (Westland) for $19.5 million in cash and 4,000,000 shares of capital stock with a market value of $57.8 million. The company also purchased certain related equipment for approximately $1.5 million and assumed approximately $40 million of debt of the acquired companies of which $22 million was satisfied by the company at the time of closing. The agreements provide for the company to indemnify the prior owners for certain loan obligations, taxes and other liabilities. The acquisition resulted in $80.6 million of goodwill, brands and other intangible assets. In 1996, the company purchased certain real property used in these operations for $9 million. This property was leased prior to its purchase (see
Note 11).

         The following summary is prepared on a pro forma basis as though Blue Coral, Medo and Slick 50 had been acquired as of January 1, 1995 after including the impact of adjustments, such as amortization of goodwill, brands and other intangible assets, interest expense and related tax effects.

(unaudited, in thousands except
per share amounts)                  1996        1995
------------------------------------------------------
Revenues .....................   $1,308,202   $1,216,165
Income from continuing
   operations ................       16,848            4
Income per share from
   continuing operations .....          .49         --
========================================================

         The pro forma results are not necessarily indicative of what would have occurred if the acquisitions had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combining the operations.

3. UNUSUAL ITEMS:

In 1996, the company recorded pretax charges of $19.5 million ($12.4 million after tax) primarily related to the write-down of certain assets to net realizable value and restructuring costs. Additionally, the company recognized a pretax gain of $5 million ($3.1 million after tax) in connection with the settlement of a long-term receivable.

         In 1995, the company recognized pretax costs and expenses associated with the restructuring and relocation of the Motor Oil division and corporate headquarters of $22.6 million ($13.8 million after tax) and settled a class action lawsuit for $4.4 million ($2.7 million after tax).

4. INCOME TAXES:

Income before income taxes from continuing operations consists of:

(in thousands)                      1996      1995     1994
--------------------------------------------------------------

Domestic .......................   $21,128   $ 4,028   $12,914
Foreign ........................     3,095        22     2,754
                                  --------   -------   -------
Total ..........................   $24,223   $ 4,050   $15,668
==============================================================

         The components of the provision for income taxes from continuing operations are as follows:

(in thousands)                     1996         1995       1994
-----------------------------------------------------------------
Current:
   Federal ...................   $ 23,100    $  8,900    $  7,170
   State .....................      3,000       1,600         680
   Foreign ...................      1,400         700       1,700
Deferred:
   Federal ...................    (14,800)     (6,900)     (2,827)
   State .....................     (1,900)     (1,200)         44
   Foreign ...................       (100)       (600)       (200)
   Tax credits amortized .....       (200)       (200)       (400)
                                 --------    --------    --------
Total ........................   $ 10,500    $  2,300    $  6,167
=================================================================

         A reconciliation from the federal statutory tax rate to the effective tax rate for continuing operations follows:

(% of pretax income)                        1996      1995    1994
------------------------------------------------------------------
Federal statutory tax rate ............     35.0      35.0    35.0
Add (deduct) the tax effect of:
   Goodwill amortization ..............      3.3      17.2     1.8
   Investment credit ..................      (.7)     (3.8)   (2.4)
   Other tax credits ..................     (2.6)    (10.4)   (1.2)
   State and foreign income taxes .....      4.0       8.0     4.7
   Other, net .........................      4.3      10.8     1.4
                                            ----      ----     ----
Effective tax rate ....................     43.3      56.8     39.3
===================================================================

         The deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

(in thousands)                              1996      1995
------------------------------------------------------------

Deferred tax assets:
   Employee benefits ................   $ 57,966    $ 58,774
   Environmental reserves ...........      7,789       8,293
   Other ............................     26,746      23,804
                                        --------    --------
Gross deferred tax assets ...........     92,501      90,871
Valuation allowance .................       (322)       (460)
                                        --------    --------
Total deferred tax assets ...........     92,179      90,411
                                        --------    --------
Deferred tax liabilities:
   Depreciation and amortization ....     25,656      30,645
   Other ............................     10,708      12,167
                                        --------    --------
Total deferred tax liabilities ......     36,364      42,812
                                        --------    --------
Net deferred tax assets .............   $ 55,815    $ 47,599
============================================================

5. DISCONTINUED OPERATIONS:

In 1995, the company sold the assets of its Natural Gas Exploration and Production division (E&P) for $67.7 million. The sale resulted in a gain on disposition of $12 million, net of taxes of $7.5 million. In 1994, the company sold its wholly owned subsidiary, Heritage Insurance Group, Inc. (Heritage), for $82 million. Net of taxes of $2.7 million, the gain on the sale was $377,000 in 1994 and $650,000 in 1995.

         Condensed income statements relating to the E&P operations for the seven months ended July 31, 1995 and the year ended December 31, 1994 and the insurance operations for the eight months ended August 31, 1994 are presented below:

                                         E&P        Heritage
                                   ---------------------------
(in thousands)                      1995      1994      1994
--------------------------------------------------------------

Revenues .......................   $14,641   $29,751   $87,566
Costs and expenses .............    12,617    24,364    82,392
                                   -------   -------   -------
Income before income
   taxes .......................     2,024     5,387     5,174
Provision for income taxes .....       230       883       790
                                   -------   -------   -------
Net income .....................   $ 1,794   $ 4,504   $ 4,384
==============================================================

6. INVENTORIES:

Inventories consist of:

(in thousands)                        1996      1995
-------------------------------------------------------

Crude oil, lubricants
   and related materials..........  $ 76,462   $60,202
Consumer products.................    21,060     5,355
Vehicular lighting products.......    16,448    14,727
                                    --------   -------
Total.............................  $113,970   $80,284
======================================================

         The reserve to reduce the carrying value of inventories from current costs to the LIFO basis amounted to $21 million in 1996 and $18.9 million in 1995.

         At December 31, 1996 and 1995, $55.7 million and $32.1 million, respectively, of inventories were valued on the LIFO basis. Certain inventory quantities were reduced resulting in liquidations of LIFO inventory which increased net income by $650,000 or $.02 per share in 1996 and $1.3 million or $.04 per share in 1995.

7. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of:

(in thousands)                         1996       1995
---------------------------------------------------------
Lubricants and lubricant services ..  $415,902   $375,453
Consumer products ..................    15,634      2,606
Truck-Lite .........................    40,395     36,051
                                      --------   --------
Subtotal ...........................   471,931    414,110
Less: accumulated depreciation .....   244,055    210,851
                                      --------   --------
Total ..............................  $227,876   $203,259
=========================================================

   Depreciation expense was $26.8 million, $27.4 million and $20.9 million in 1996, 1995 and 1994, respectively.

8. GOODWILL, BRANDS AND OTHER ASSETS:

Goodwill, brands and other assets consist of:

(in thousands)                         1996       1995
-------------------------------------------------------
Goodwill, net of accumulated
   amortization of $11,051
   and $5,806 ....................  $251,375   $ 88,567
Brands, net of accumulated
   amortization of $2,885
   and $1,000 ....................   113,715     49,000
Other intangible assets, net of
   accumulated amortization
   of $12,749 and $7,958 .........    21,510     18,823
Net deferred tax assets ..........    49,056     35,549
Notes and royalties receivable ...    20,283     35,927
Prepaid pension cost .............     9,001      8,768
Other ............................     2,789        124
                                    --------   --------
Total ............................  $467,729   $236,758
=======================================================

9. LONG-TERM DEBT AND FINANCIAL INSTRUMENTS:

Long-term debt consists of:

(in thousands)                            1996       1995
----------------------------------------------------------

6.625% Notes due 2005, net
   of discount .....................   $ 99,458   $ 99,396
Variable rate revolving credit
   agreements ......................    292,000      9,540
Other, 2% to 10.50% due in
   various installments to 2010 ....     10,150     16,826
                                       --------   --------
   Subtotal ........................    401,608    125,762
Less: Payments due within
       one year ....................     17,337      7,243
     Debt to be refinanced
       in 1997 .....................    142,000       --
                                       --------   --------
Total ..............................   $242,271   $118,519
==========================================================

         As of December 31, 1996, the company had available $320 million of committed revolving credit agreements. The credit agreements provide for various borrowing rate options and expire from 1997 to 2001. The weighted-average interest rate on borrowings on these credit agreements as of December 31, 1996 was 6.12%. The credit agreements contain various covenants pertaining to financial ratios and interest coverage.

         The company expects to refinance a portion of its debt in 1997 through a capital stock offering or permanent financing.

         In 1995, the company issued $100 million of 6.625% Notes due 2005. A portion of the proceeds of these notes was used to retire $50 million of 8.73% Senior Notes due 2002. In connection with the early retirement of the notes, the company paid a premium of $6.5 million and wrote off $300,000 of unamortized debt issuance costs. These transactions resulted in the extraordinary charge of $4.1 million, net of tax benefits of $2.7 million.

         The aggregate long-term debt maturing in the next five years is as follows: 1997-$159.3 million; 1998-$823,000; 1999-$657,000; 2000-$225,000;
2001-$140.2 million.

         The fair value of debt at December 31, 1996 was $399.5 million and for other financial instruments the fair value does not materially differ from the value reflected in the financial statements. The fair value of the instruments was based upon quoted market prices of the same or similar instruments or on a discounted basis using the rates available to the company for instruments of similar maturity.

10. OTHER LONG-TERM LIABILITIES:

Other long-term liabilities consist of :

(in thousands)                            1996       1995
----------------------------------------------------------

Postretirement benefits ............   $ 97,955   $ 94,784
Environmental reserves .............     13,203     18,399
Other ..............................     17,635     15,328
Discontinued coal liabilities:
   Employee benefits ...............     43,137     46,791
   Other ...........................      3,111      6,114
                                       --------   --------
Total ..............................   $175,041   $181,416
==========================================================

11. COMMITMENTS, CONTINGENCIES AND RELATED PARTIES:

The company has operating leases in effect for equipment and facilities with initial terms ranging from 2 to 20 years, with renewal options generally being available. Future minimum annual rentals, net of estimated sublease rentals under operating leases of $7.3 million, during each of the next five years are:
1997-$18.5 million; 1998-$17.7 million; 1999-$14.9 million; 2000-$13.6 million;
2001-$11.5 million and thereafter $56.4 million.

         Rental expenses amounted to $22.4 million, $18.3 million and $15.5 million for 1996, 1995 and 1994, respectively, net of sublease rentals of $3.4 million, $3.3 million and $3.8 million for 1996, 1995 and 1994, respectively.

         The company leases certain real property from a company that is owned, in part, by a director of the company. The company paid $465,000, $1.5 million and $376,000 in 1996, 1995 and 1994, respectively, for rental of the property.

         In 1994, the company entered into license and construction agreements with Interline Resources Corporation (Interline), that provide for the exclusive use of Interline's used oil rerefining technology in North America and for the construction of facilities. In 1996, the company terminated the construction agreement and agreed to terminate the license agreement upon the sale of the existing rerefining unit to Interline.

         In 1996, the company entered into a long-term lube base stock supply agreement with a major oil company. This agreement requires the company to purchase a certain volume of lube base stock based on a price formula.

         The company regularly purchases lubricant base stocks from a company, the president of which is a director of the company. The company purchased $3.3 million, $1.6 million and $393,000 in 1996, 1995 and 1994, respectively, at prices comparable to other purchases.

         In 1996, the company retained an advertising firm, the vice chairman of which is a director of the company. The company paid $1.2 million in 1996 for advertising services, at prices comparable to other similar services.

         In December 1996, the company paid $24.8 million for 1,550,934 shares of its capital stock to a former owner of Blue Coral, who was a director of the company, and to an affiliated trust.

         In 1993, the United States commenced a lawsuit against the company alleging that the company violated the federal Resource Conservation and Recovery Act and the federal Clean Air Act at the Congo refinery. In 1996, a $2.9 million settlement was reached that requires the company to pay $1.7 million in cash penalties and complete supplemental environmental projects valued at $1.2 million. The cash penalties are provided for in the company's current environmental reserves. Additionally, the company has agreed to make other capital improvements at this facility.

         The company has received notices from the EPA and others that it is a potentially responsible party relative to certain waste disposal sites identified by the EPA and that it may be required to share in the cost of cleanup. The company has accrued for all matters which are probable and can be reasonably estimated.

         In 1996, the Federal Trade Commission (FTC) filed an administrative proceeding seeking an order that Slick 50 cease from making certain product claims and refrain from making other product claims without adequate substantiation. In addition, class action suits were filed against Slick 50 alleging false, misleading, deceptive and/or unsubstantiated claims relating to Slick 50(R) engine treatment. These actions seek damages on behalf of the purported classes. The company is vigorously defending the FTC proceeding and the lawsuits.

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

12. STOCK OPTIONS:

The company has various stock option, incentive and award plans. The company applies APB Opinion 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for stock options issued under the plans. Had compensation cost for the company's plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" the company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share amount)      1996         1995
----------------------------------------------------------------

Net income ...........................   $   13,225   $   11,544
Earnings per share ...................          .38          .36
================================================================

         Under current plans, 2,785,836 shares have been authorized for issuance. Collectively, these plans include stock options, stock appreciation rights (SARs), cash payment rights, restricted shares, performance shares and other share awards. Under these plans, options have been granted to employees and non-employee directors to purchase capital stock at a price no less than 100% of the fair market value on the date of grant. Options granted may not be exercised for at least six months from the date of grant and all options must be exercised within ten years of the date granted.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996, 1995 and 1994: dividend yield of 2.4%, expected volatility of 26%, risk-free interest rates of 6% and expected lives of 3.5 years. A summary of the status of the company's stock option plans is presented below:

                                                                                        Weighted-Average
                                                                                Shares   Exercise Price
--------------------------------------------------------------------------------------------------------

OUTSTANDING, DECEMBER 31, 1993 ............................................    1,343,904    $ 14.86
Granted
   Option Price equal to
      Market Value ........................................................      309,000    $ 13.58
   Option Price greater than
      Market Value ........................................................      125,000    $ 16.00
Exercised .................................................................      (90,000)   $ 11.80
Canceled or expired .......................................................      (80,833)   $ 17.86
                                                                               ---------    -------
OUTSTANDING, DECEMBER 31, 1994 ............................................    1,607,071    $ 14.65
Granted
   Option Price equal to
      Market Value ........................................................      436,500    $ 14.22
   Option Price greater than
      Market Value ........................................................       50,000    $ 21.74
Exercised .................................................................      (64,201)   $ 12.40
Canceled or expired .......................................................      (40,420)   $ 19.07
                                                                               ---------    -------
OUTSTANDING, DECEMBER 31, 1995 ............................................    1,988,950    $ 14.71
Granted
   Option Price equal to
      Market Value ........................................................      223,500    $ 14.43
   Option Price greater than
      Market Value ........................................................      125,000    $ 16.81
Exercised .................................................................     (179,551)   $ 12.61
Canceled or expired .......................................................     (387,551)   $ 17.20
                                                                               ---------    -------
OUTSTANDING, DECEMBER 31, 1996 ............................................    1,770,348    $ 14.52
========================================================================================================

                                                                        1996         1995        1994
--------------------------------------------------------------------------------------------------------
Weighted-average fair value of options granted during the year
   Option Price equal to Market Value ............................   $     3.22   $     3.18     $  3.26
   Option Price greater than Market Value ........................   $     2.31   $     1.79     $  2.75
Options exercisable at December 31 ...............................    1,430,348    1,168,950     958,571
Shares available for option ......................................      134,833      420,604     905,449
Capital stock reserved ...........................................    2,357,881    2,409,554   2,512,520
========================================================================================================

         The following table summarizes information about the company's stock options outstanding at December 31, 1996:

                                      Options Outstanding                  Options Exercisable
                             -------------------------------------------------------------------------
                                             Weighted-        Weighted-                   Weighted-
                              Number          Average          Average        Number        Average
Range of Exercise Prices    Outstanding    Remaining Life   Exercise Price  Exercisable Exercise Price
------------------------------------------------------------------------------------------------------

$10.19 - $13.31 .........     592,598           6.5            $ 12.48        556,098     $   12.52
$13.38 - $14.69 .........     643,000           8.2            $ 13.89        446,000     $   13.86
$14.75 - $25.69 .........     534,750           6.3            $ 17.54        428,250     $   17.88
                            ---------           ---            -------      ---------     ---------
$10.19 - $25.69 .........   1,770,348           7.0            $ 14.52      1,430,348     $   14.54
======================================================================================================

         In 1996, 1995, and 1994, the company issued 45,000, 72,845 and 225,800 restricted shares, respectively, with weighted-average fair values of $14.00, $14.48 and $13.76 to certain key employees. Effective December 31, 1996, 96,477 performance restricted shares that had been issued in 1994 and 1995 were canceled due to the non-achievement of certain three-year performance goals resulting in a credit to compensation expense of $1.2 million. The total impact to compensation expense (benefit) for restricted stock awards was $(291,000), $842,000 and $485,000 for 1996, 1995, and 1994, respectively.

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

         Net pension cost for 1996, 1995, and 1994 is summarized below:

(in thousands)                      1996       1995      1994
-----------------------------------------------------------------
Service cost benefits
   earned during
   the period ...............    $ 3,510    $  4,033     $  3,675
Interest Cost ...............      9,668       9,629        9,015
Actual return on assets .....    (11,543)    (22,791)      (1,025)
Net amortization and
   deferral .................       (858)     11,121      (11,188)
                                 -------    --------     --------
Total pension cost(a) .......    $   777    $  1,992     $    477
=================================================================

a. Excludes $1.8 million and $800,000 curtailment gain and $3 million and $500,000 cost of special termination benefits due to restructuring and sale of E&P in 1995.

         The funded status of the plans is reconciled to prepaid pension cost at December 31, 1996 and 1995 as follows:

(in thousands)                                                                       1996         1995
---------------------------------------------------------------------------------------------------------

Plan assets at fair value, primarily investments in pooled separate accounts ...   $ 145,468    $ 142,683
Accumulated benefit obligation, including vested benefits of:
   1996-$126.2 million; 1995-$128.8 million ....................................     131,688      134,930
Effect of future salary increases ..............................................       9,058        8,183
                                                                                   ---------    ---------
Projected benefit obligation ...................................................     140,746      143,113
                                                                                   ---------    ---------
Plan assets in excess of (less than) projected benefit obligation ..............       4,722         (430)
Unrecognized net loss ..........................................................      12,082       18,439
Unrecognized transition asset ..................................................      (7,803)      (9,241)
                                                                                   ---------    ---------
Prepaid pension cost ...........................................................   $   9,001    $   8,768
=========================================================================================================

         Significant assumptions used in determining net pension costs and related pension obligations are:


December 31,                        1996   1995   1994
-------------------------------------------------------
Discount rate                       7.5%     7%     8%
Rate of increase in compensation
   levels                             4%     4%   4.5%
Expected long-term rate of return
   on assets                          9%     9%     9%
=======================================================

         The company has certain defined contribution plans including a Thrift and Stock Purchase Plan and an Employee Stock Ownership Plan. The cost of these plans was $1.4 million, $1.4 million and $2.5 million in 1996, 1995 and 1994, respectively.

         In addition to providing pension benefits, the company provides health care and life insurance benefits for active and retired employees of certain subsidiaries. These plans are unfunded, and the company retains the right to modify or eliminate these benefits.

         The components of periodic expense for postretirement benefits in 1996, 1995 and 1994 were as follows:

(in thousands)                             1996      1995     1994
--------------------------------------------------------------------

Service costs of benefits
   earned ............................   $ 1,660   $   697   $   805
Interest cost on liability ...........     7,201     7,565     6,812
Amortization of (gain) or loss .......       477       129      (115)
                                         -------   -------   -------
Net periodic postretirement
   benefit cost(a) ...................   $ 9,338   $ 8,391   $ 7,502
====================================================================

a. Excludes $600,000 and $800,000 cost of curtailment due to restructuring and sale of E&P in 1995.

         The accumulated postretirement benefit obligation (APBO) at December 31, 1996 and 1995 is summarized below:

(in thousands)                                  1996        1995
-------------------------------------------------------------------
Retirees .................................   $  90,526    $  98,035
Fully eligible active participants .......       3,848        7,784
Other active participants ................       7,500        7,914
                                             ---------    ---------
APBO .....................................     101,874      113,733
Unrecognized net gain or (loss) ..........       1,081      (13,949)
Less: current portion ....................      (5,000)      (5,000)
                                             ---------    ---------
Long-term portion ........................   $  97,955    $  94,784
===================================================================

         For measurement purposes, a 7% annual rate of increase in the per capita claims cost was assumed for 1997, declining gradually to 5% by the year 2002 and thereafter.

         Significant assumptions used in determining postretirement benefit expenses and accumulated postretirement benefit obligations are:

December 31,                                     1996        1995       1994
-----------------------------------------------------------------------------

Discount rate ...........................         7.5%         7%         8%
Rate of increase in compensation
   levels ...............................         4%           4%       4.5%
============================================================================

         The health care cost trend rate assumption has a significant effect on the APBO and net periodic benefit costs. A 1% increase in the trend rate for health care costs would have increased the APBO at December 31, 1996 by 12% and 1996 service and interest costs by 12%.

14. SUPPLEMENTAL CASH FLOW INFORMATION:

(in thousands)                                                   1996          1995        1994
--------------------------------------------------------------------------------------------------

Cash paid during the year for:
   Interest, net of amounts capitalized ....................   $  11,645    $   6,911    $   5,101
   Income taxes ............................................      11,961       30,562        9,174
==================================================================================================
Noncash investing and financing activities:
   Capital stock issued for acquisitions (Note 2) ..........   $  49,458    $  19,536    $  57,750
   Capital stock issued under incentive plans (Note 12) ....         344        1,055        3,109
==================================================================================================
Details of Acquisitions (Note 2):
   Fair value of assets acquired ...........................   $ 305,915    $  79,486    $ 171,219
   Liabilities assumed .....................................     (21,560)     (26,289)     (82,748)
   Stock issued ............................................     (49,458)     (19,536)     (57,750)
                                                               ---------    ---------    ---------
   Cash paid ...............................................     234,897       33,661       30,721
   Less: cash acquired .....................................        (791)      (2,653)      (2,355)
                                                               ---------    ---------    ---------
   Net cash paid for acquisitions ..........................   $ 234,106    $  31,008    $  28,366
==================================================================================================

15. SEGMENT INFORMATION:

Information on the company's operations in different segments is contained on pages 20 and 21 of this report.

16. QUARTERLY RESULTS (UNAUDITED):

QUARTERS ENDED                                                                    1996
----------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                   March 31,    June 30,  September 30,  December 31,     Total
----------------------------------------------------------------------------------------------------------------------

Revenues .........................................   $  278,781   $  301,829   $  309,985     $  309,634    $1,200,229
Gross profit (a)(b)(c) ...........................       91,194       87,194       99,940         85,864       364,192
Income (loss) from continuing operations .........        5,706        7,173        6,754         (5,910)       13,723
Net income (loss) ................................   $    5,706   $    7,173   $    6,754     $   (5,910)   $   13,723
======================================================================================================================
Per Share:
Income (loss) from continuing operations .........   $      .17   $      .22   $      .19     $     (.16)   $      .40
Net income (loss) ................................          .17          .22          .19           (.16)          .40
Dividends ........................................          .10          .10          .10            .10           .40
======================================================================================================================

a. Gross profit equals total sales and operating revenues less cost of sales and operating costs (excluding depreciation and amortization) and unusual items.
b. Gross profit for the second, third and fourth quarters of 1996 was impacted positively by the effect of LIFO liquidations of $300,000, $200,000 and $600,000, respectively.
c. Gross profit for the first, second, third and fourth quarters was impacted negatively by the effect of unusual items of $470,000, $340,000, $90,000 and $13.6 million, respectively.

QUARTERS ENDED                                                                    1995
--------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                   March 31,    June 30,    September 30,  December 31,     Total
--------------------------------------------------------------------------------------------------------------------------

Revenues .........................................   $   239,533   $   257,698    $   277,109   $   261,230    $ 1,035,570
Gross profit(a)(b)(c) ............................        68,454        59,010         86,474        75,636        289,574
Income (loss) from continuing operations .........         4,221        (4,528)         4,073        (2,016)         1,750
Income from discontinued operations ..............         1,375         1,303         11,255           556         14,489
Extraordinary item ...............................          --            --             --          (4,139)        (4,139)
Net income (loss) ................................   $     5,596   $    (3,225)   $    15,328   $    (5,599)   $    12,100
==========================================================================================================================
Per Share:
Income (loss) from continuing operations .........   $       .13   $      (.14)   $       .13   $      (.06)   $       .06
Income from discontinued operations ..............           .05           .04            .34           .02            .45
Extraordinary item ...............................          --            --             --            (.13)          (.13)
Net income (loss) ................................           .18          (.10)           .47          (.17)           .38
Dividends ........................................           .10           .10            .10           .10            .40
==========================================================================================================================

a. Gross profit equals total sales and operating revenues less cost of sales and operating costs (excluding depreciation and amortization) and unusual items.
b. Gross profit for the second and fourth quarter of 1995 was impacted positively by the effect of LIFO liquidations of $1.5 million and $700,000, respectively.
c. Gross profit for the second, third and fourth quarter of 1995 was impacted negatively by the effect of unusual items of $15.8 million, $1.2 million and $10 million, respectively.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS
QUAKER STATE CORPORATION:

We have audited the accompanying consolidated balance sheets of Quaker State Corporation and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quaker State Corporation and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ COOPERS & LYBRAND L.L.P.

Coopers & Lybrand L.L.P.

Dallas, Texas
January 28, 1997

===============================================================================

MANAGEMENT REPORT

TO THE STOCKHOLDERS
QUAKER STATE CORPORATION:

The consolidated financial statements of Quaker State Corporation (the company) and other financial information appearing in this report have been prepared by management of the company, which is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles, and where appropriate, reflect estimates based upon the judgment of management.

         The company's system of internal accounting control is designed to provide reasonable assurance that transactions are recorded and reported appropriately and that the assets of the company are safeguarded. This system of internal control includes both administrative and accounting controls. Management's commitment to internal controls is demonstrated through written policies and procedures (including a statement of ethical values and a code of business conduct), an effective internal audit function and a qualified financial staff.

         The Audit Committee of the Board of Directors, consisting of three outside directors, is directly responsible for assuring that management fulfills its financial reporting responsibility and for monitoring the internal audit function. The Audit Committee meets regularly, and when appropriate separately with the internal auditors, the independent auditors and management. Both the internal auditors and the independent auditors have unrestricted access to the Audit Committee.

/s/ HERBERT M. BAUM                   /s/ CONRAD A. CONRAD

Herbert M. Baum                       Conrad A. Conrad
Chairman and Chief Executive Officer  Vice Chairman and Chief Financial Officer

QUAKER STATE (KSF) MARKET PRICES BY QUARTER

                             1996    1995      1994
-----------------------------------------------------

First Quarter
   High .................   14 5/8   15 1/8    14 3/8
   Low ..................   12 3/4   13 3/8    12 5/8
   Close ................   14       13 3/4    13
                            ------   ------    ------
Second Quarter
   High .................   16 1/8   15 1/8    16 1/8
   Low ..................   13 7/8   13 1/2    12 3/4
   Close ................   15       15        14
                            ------   ------    ------
Third Quarter
   High .................   17 1/2   16 1/2    15 3/8
   Low ..................   14       14 5/8    13 1/2
   Close ................   17 1/4   14 5/8    14 1/2
                            ------   ------    ------
Fourth Quarter
   High .................   18 1/4   14 3/4    14 1/2
   Low ..................   14       12 1/8    13
   Close ................   14       12 3/4    14
=====================================================